As confidentially submitted with the Securities and Exchange Commission on September 19, 2016.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Rapid Finance Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem, Esq. Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, California 94025-4110 United States of America (650) 838-3600	Adam Fleisher Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Robert K. Williams Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong + (852) 2521 4122

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary Shares, par value $0.0001 per share(1)	$100,000,000	$10,070

(1)	American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2016

                American Depositary Shares

China Rapid Finance Limited

Representing              Class A Ordinary Shares

China Rapid Finance Limited is offering              American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering             ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders. Each ADS represents Class A ordinary shares, par value US$0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or shares. We anticipate the initial public offering price of our ADSs will be between US$             and US$             per ADS.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “XRF.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE US$             AN ADS

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to              additional ADSs from us and              additional ADSs from the selling shareholders to cover over-allotments within 30 days after the date of this prospectus.

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. The Class B Holders will be deemed to beneficially own all of our issued Class B ordinary shares and will be able to exercise approximately             % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                    , 2016.

MORGAN STANLEY	CITIGROUP	JEFFERIES

                    , 2016

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. In addition, this prospectus contains information from a report prepared by Oliver Wyman, Inc., or Oliver Wyman, a leading global management consulting firm. Oliver Wyman was commissioned by us to provide information on the marketplace lending industry in China.

Our Business

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 7 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$810 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 104 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology to acquire customers on a massive scale at low cost. With this proprietary technology, we are able to analyze non-credit data from multiple alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We have proven our expertise over 15 years of working with some of China’s largest banks to help them issue over 100 million credit cards. According to Oliver Wyman, we are China’s leading marketplace for consumer credit with automated decisioning technology, which includes a decisioning engine, machine learning and algorithms capable of analyzing big data. We believe that we are also China’s only consumer finance marketplace capable of harnessing alternative sources of data, including online social media, search, browsing and transactional activity, to assess creditworthiness.

We have established cooperations with multiple internet companies in China, through which we leverage valuable big data on hundreds of millions of Chinese consumers. Using our predictive selection technology, we analyze this data to efficiently select potential EMMA borrowers for our platform. This, in turn, attracts investors to invest through our marketplace. We are also building multiple channels with online travel agencies, online group-buy and shopping platforms, online gaming companies, online e-commerce platforms and payment service providers to enable us to reach more potential qualified EMMA borrowers.

China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$500 billion) by 2020 according to Oliver Wyman. We believe that banks have historically not extended credit to EMMAs due to the absence of credit data, the high costs of traditional data collection and the inability of banks to engage in variable pricing, which refers to the practice of charging different interest rates to different borrowers based on credit quality. As a result, hundreds of millions of financially active and technologically savvy consumers in China lack access to affordable credit.

Our proprietary technology enables us to uniquely provide affordable credit access for EMMAs. Although traditional consumer credit information on most potential borrowers in China is not available, we are able to access vast amounts of valuable information regarding the online behavior of EMMAs through our cooperation partners. Our technology, which was developed based on our “test and learn” operating philosophy, provides a reliable and quantifiable link between this digital data and consumers’ creditworthiness. Our predictive selection technology identifies and evaluates qualified EMMAs for the loans facilitated on our marketplace, and our credit scoring and automated decisioning technologies determine whether, and on what terms, a loan should be offered.

These technology and data access advantages have enabled us to become the most efficient and scalable consumer marketplace in China. Our end-to-end automation allows us to match these EMMAs and investors and execute transactions in an efficient and cost-effective manner. Our ability to access and analyze alternative sources of data on potential borrowers allows us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology. Collectively, this results in lower borrowing costs for our customers and creates a network effect whereby we are able to attract and retain more quality EMMAs to our marketplace. According to Oliver Wyman, our online acquisition cost per borrower, which refers to the incentive fees we paid to investors for each new borrower of consumption loans, is a fraction of that of our competitors, as shown in the table below.

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by third party press releases, China Rapid Finance and expert interviews.

(1)	Derived from China Rapid Finance’s data for consumption loan borrower acquisition.

Based on these costs per borrower, the direct sales, open application and predictive selection technology models would require US$600 million, US$60 million and US$20 million, respectively, to acquire one million customers. Therefore, we believe that our predictive selection technology model enables us to be massively more scalable than our competitors. As a result of our cost advantage, we were able to acquire more than 770,000 borrowers on our marketplace from inception through June 30, 2016, representing more customer acquisitions than all of our competitors combined in that period, according to Oliver Wyman.

(1)	Represents the cumulative number of borrowers on our platform since inception as of each date presented.

We believe that as our customers continue to use our platform for additional borrowing, the average lifetime value of these borrowers, which is defined as revenue net of direct cost per borrower, will significantly exceed the acquisition cost per borrower.

*	When we launched larger and longer term consumption loans with principal amounts of between RMB500 (approximately US$75) and RMB6,000 (approximately US$900) and terms of one to three months.
(1)	Represents the average aggregate lifetime borrowing of borrowers of consumption loans on our platform as a function of the number of months that the borrowers have been on our platform.

We serve the lifetime credit needs of EMMAs through comprehensive and attractive product offerings, resulting in strong recurring revenue. Our unique omnichannel marketplace allows hundreds of millions of EMMAs to obtain rapid access to affordable credit for the first time and thereafter have access to a wide variety of loan products with varying principal amounts, maturities, and interest rates. When repeat borrowers (representing the low risk, high quality borrowers) are upgraded to borrow larger amount consumption loans, we expect to generate more recurring gross billings from consumption loan borrowers. When these borrowers are upgraded to borrow lifestyle loans, we will be able to generate increased revenue from facilitating such lifestyle loans, and also benefit from the reduced sales and marketing expenses.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$900). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$15,050). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued.

As EMMAs on our platform develop a track record of timely loan repayment, they are able to further reduce their costs of borrowing and access lifestyle loans on more attractive terms. We are also testing other loan products to serve EMMAs’ evolving lifetime credit needs.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of June 30, 2016, 65% of the borrowers on our marketplace since our inception had returned for at least one additional loan and 57% of the borrowers on our marketplace had returned for at least two additional loans.

Market Opportunity and Our Marketplace

We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. According to Oliver Wyman, the demand for consumer credit by this segment of China’s population continues to grow rapidly and this segment of China’s population is poised to become the principal engine of consumer spending over the next decade. According to Oliver Wyman, China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$500 billion) by 2020. Marketplace loan amount in China is expected to grow at a CAGR of approximately 93% to RMB5.4 trillion (approximately US$810 billion) in 2020.

China’s current banking system, however, is unable to address the borrowing needs of EMMAs, particularly those of salaried private sector employees and sole proprietors. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. Because banks typically do not extend credit to EMMAs, the vast majority of China’s population is underserved by the current banking system and is seeking alternative solutions. As a result, the PRC government has introduced new guidelines and regulations to help facilitate non-bank credit access to these underserved consumers.

To address this market opportunity, we have developed a marketplace that provides benefits to both borrowers and investors. Borrowers benefit from access to affordable, unsecured credit; rapid and efficient credit scoring and decisioning; the ability to build a credit history; and transparent pricing and loan terms. Investors benefit from access to untapped borrowers for attractive returns that are less correlated with general market trends, as well as transparent reporting and payment practices.

Our Competitive Strengths

We have been able to establish a leadership position in China’s consumer lending industry because we are the only lending marketplace in China to offer all of the following: (1) predictive selection technology,

(2) automated decisioning technology, (3) non-credit data analytics and (4) variable pricing capabilities. This unique set of capabilities has allowed us to create a marketplace offering affordable credit for EMMAs that neither traditional banks nor our competitors are able to serve. We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of our substantial market opportunity:

•	Leading online consumer lending marketplace in China. We operate China’s largest and fastest growing consumer lending marketplace in terms of total number of loans with more than 7 million loans facilitated since inception. According to Oliver Wyman, the daily average number of consumer finance loans facilitated on our marketplace exceeds the daily average aggregate number of such loans made through all competing consumer lending marketplaces in China, and our mobile-based loans accounted for 74% of the total number of online consumer finance loans in China facilitated by consumer lending marketplaces in the six months ended July 15, 2015.

•	Expansive customer reach to EMMAs through multiple channels and data sources. We have established cooperations with multiple internet companies, through which we are able to leverage a vast amount of consumer data regarding online social media, search, browsing and transactional activity, to which we can apply our predictive selection, credit scoring and automated decisioning technologies and algorithms. In addition, our network of 104 data verification centers located throughout China gives us the ability to directly reach customers to collect and verify traditional and non-traditional sources of data, such as bank records, utility and phone bills, place of employment and condition of residences.

•	Predictive selection technology enabling large-scale, low-cost acquisition of quality borrowers. We have developed proprietary predictive selection technology that successfully addresses China’s consumer credit data limitations and can analyze alternative sources of data to predict the likelihood of potential borrowers to repay loans. The application of our predictive selection technology allows us to reduce our average customer acquisition cost. This creates a network effect whereby we are increasingly able to attract and retain more quality EMMAs to our marketplace.

•	Automated decisioning technology enabling centralized and efficient risk assessment. According to Oliver Wyman, our company, FICO and Experian are the only three companies with credit decisioning science technology in China, and we are the only one of these companies that facilitates loans. Our centralized and automated loan approval processes allow us to make immediate system-wide changes to the loan approval criteria applied throughout our operations. Proprietary information and knowledge we obtain through one channel can be applied to other channels to continually improve and enhance our loan decisioning processes.

•	Comprehensive range of consumer loan products generating recurring revenue from repeat borrowers. Our marketplace offers a range of loan products with varying principal amounts, maturities, interest rates and other terms to serve EMMAs’ lifetime credit needs. As borrowers on our platform develop a track record of timely loan repayment, they are able to progressively reduce their costs of borrowing and access loans on more attractive terms. 65% of borrowers had returned to our marketplace for at least one additional loan as of June 30, 2016, demonstrating high customer satisfaction and recurring demand for loans.

•

Attractive returns with transparent reporting. By taking advantage of our proprietary predictive selection technology, variable pricing and automatic decisioning technology, investors are able to achieve attractive returns while diversifying their credit exposure to include EMMAs. Average returns on our marketplace are also significantly higher than those achieved through other traditional investment channels in China, including bank deposits, insurance and wealth management products. In addition, we pride ourselves on our compliance with regulatory requirements and adoption of industry best practices, including third-

party audits, transparent disclosure of all fees, interest rates and risks and timely and accurate reporting of account balances and fund flows.

•	Recognized industry leaders on our management and advisory teams. We have a strong management team with a long history in consumer finance in both the United States and China. Our founder, chairman and chief executive officer, Dr. Zhengyu (Zane) Wang, is a leader in the credit analytics and decision science industries in both the U.S. and China. He has played a key role in setting industry standards for credit analytics and developing consumer credit infrastructure in China. Our advisors Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express, are recognized as pioneers in the global consumer credit industry. One of our directors, Joe Zhang, is a former PBOC manager and is currently chairman of China Smartpay and a recognized authority on non-bank lending in China.

Our Strategies

Leveraging our competitive strengths discussed above, we plan to implement the following key strategies to extend our leadership position in facilitating consumer loans to China’s EMMAs and achieve our mission of fulfilling their lifetime credit needs:

•	Meet the evolving lifetime credit needs of EMMAs. Our marketplace offers a comprehensive range of both consumption and lifestyle loans of varying maturities to meet EMMAs’ evolving credit needs. As China’s economy develops, we expect the needs of EMMAs will also change. We plan to develop new products to meet their needs as they evolve in order to optimize the retention of borrowers and increase our repeat customer value.

•	Continue to add new channels and data sources and further penetrate our total addressable market. We are in active discussions with other potential cooperation partners, including Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment providers to reach more potential borrowers.

•	Invest in our technology platform. We are a technology-driven company and we plan to continue to make significant investments in our proprietary technologies, algorithms and data sources to increase the speed and scale at which our marketplace can facilitate loans. We plan to further develop and upgrade our Internet and mobile-based applications to provide more convenient, secure and rapid marketplace services. We also plan to continue to apply our “test and learn” operating philosophy and refine our predictive selection, credit scoring and automated decisioning technologies to adapt to new data.

•	Further diversify our marketplace’s investor base. We currently promote our marketplace to investors through various channels including the Internet and mobile devices. We plan to increase the number of retail investors through Internet and mobile devices, and also seek to attract local and international institutional investors.

•	Enhance the profile of our brand. We plan to invest further in the development of our brand. To date, we have engaged in only targeted marketing campaigns. We will increase our investment in both online and offline marketing and advertising channels.

Selected Risks Related to Our Business

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The risks below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 16, which you should read in its entirety.

•	The marketplace lending industry is a new and evolving industry.

•	We may not be able to manage our growth effectively.

•	Our marketplace may not have adequate funding from investors and access to adequate lending capital.

•	We may incur net losses in the future.

•	Our proprietary credit assessment technology may not be effective.

•	Our quarterly results may fluctuate significantly.

•	We may not be able to maintain relationships with cooperation partners or develop new relationships with potential cooperation partners.

•	The regulatory framework for our business may evolve and there may be new laws, regulations, measures or interpretive releases to regulate marketplace lending.

Corporate Information

We were formed as a Delaware limited liability company on July 12, 2004 under the name “China Risk Finance LLC.” On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. For a further description of our corporate history and restructuring, see “History and Reorganization.” Our corporate headquarters is located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China. Our telephone number is +86-21-6032-5999. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our website address is http://www.chinarapidfinance.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to              additional ADSs representing              Class A ordinary shares from us and the selling shareholders.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares;

•	“big data” refers to voluminous structured and unstructured data from multiple sources and in multiple formats;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;

•	“Class B Holders” refers to Dr. Zhengyu (Zane) Wang, Gary Wang and Andrew Mason;

•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.0001 per share of China Rapid Finance Limited;

•	“CRF,” “we,” “us,” “our company” and “our” refer to China Rapid Finance Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

•	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

•	“mass affluent investors” refers to investors with investable assets of between RMB600,000 (approximately US$90,000) and RMB6.0 million (approximately US$900,000);

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refers to the common shares representing membership interests of China Risk Finance LLC which were converted to ordinary shares, par value US$0.0001 per share, of China Rapid Finance Limited upon the completion of the conversion by way of continuation to the Cayman Islands and will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries in China is the Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.6459 to US$1.00, the noon buying rate on June 30, 2016, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 2, 2016, the noon buying rate for Renminbi was RMB6.6790 to US$1.00.

In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full).

Ordinary shares outstanding immediately after this offering

             Class A ordinary shares and              Class B ordinary shares (or              Class A ordinary shares and              Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full).

The ADSs	Each ADS represents ordinary shares of par value US$0.0001 per share.

The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

You may surrender your ADSs for cancellation to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we intend to use the net proceeds from this offering to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform. We may also use a portion of the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, our management will have discretion in the application of net proceeds to us from this offering.

In the event that the initial public offering price per ADS is not finally determined to be US$ , the amount of proceeds for each use set out above will be adjusted on a pro rata basis. See “Use of Proceeds” for more information.

We will not receive any proceeds from the sale of ADSs offered by the selling shareholders.

Listing	Our ADSs have been approved for listing on the NYSE under the symbol “XRF.”

Depositary	Citibank, N.A.

Lock-up	We, our directors and executive officers, all of our existing shareholders and certain of our incentive shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, through a letter agreement, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of . The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon ordinary shares outstanding on an as-converted basis as of the date of this prospectus, which includes (i) Class A ordinary shares redesignated and converted from our outstanding ordinary, preferred and incentive shares held by shareholders other than the Class B Holders and (ii) Class B ordinary shares redesignated and converted from our outstanding ordinary, preferred and incentive shares held by the Class B Holders;

•	Class A ordinary shares to be sold in this offering by us in the form of ADSs;

•	Class A ordinary shares to be sold in this offering by the selling shareholders in the form of ADSs;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares; and

•	excludes Class A ordinary shares reserved for future issuances under our 2016 Equity Incentive Plan as of the date of this prospectus.

Summary Historical Financial Information of our Company

The following summary consolidated financial data for the three years ended December 31, 2013, 2014 and 2015, and as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the six months ended June 30, 2015 and 2016, and as of June 30, 2016, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the three years ended December 31, 2015 and for the six months ended June 30, 2015 and 2016.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Summary Consolidated Statement of Comprehensive Income:
Revenue
Transaction and service fees (net of customer acquisition incentive)	39,631	60,281	62,535	28,286	27,164
Other revenue	929	1,027	946	470	657

	40,560	61,308	63,481	28,756	27,821

Provision for loan losses	(133)	(580)	(3,924)	(3,840)	(11)
Business related taxes and surcharges	(2,288)	(2,960)	(3,424)	(1,571)	(767)

Net revenue	38,139	57,768	56,133	23,345	27,043

Operating expense
Servicing expenses	(4,187)	(7,465)	(13,484)	(6,389)	(7,036)
Sales and marketing expenses	(16,726)	(27,347)	(34,182)	(18,140)	(13,995)
General and administrative expenses	(12,995)	(23,739)	(36,030)	(17,675)	(21,669)

Total operating expenses	(33,908)	(58,551)	(83,696)	(42,204)	(42,700)

Other income (expense)
Other income (expense), net	851	1,267	(2,456)	(717)	(506)

Profit (loss) before income tax expense	5,082	484	(30,019)	(19,576)	(16,163)
Income tax expense	(1,332)	(353)	(7)	—	—

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(288)	(144)	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,621)	(810)	(810)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(1,292)	—	(1,823)
Allocation of net profit to participating preferred shareholders	(735)	—	—	—	—

Net profit (loss) attributable to ordinary shareholders	19	(1,778)	(33,227)	(20,530)	(18,940)

Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Foreign currency translation adjustment, net of nil tax	142	1	(533)	(134)	402

Comprehensive income (loss)	3,892	132	(30,559)	(19,710)	(15,761)

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	15,977,212	16,084,124	16,232,433	16,174,492	16,375,388
Diluted	17,506,132	16,084,124	16,232,433	16,174,492	16,375,388
Earnings (loss) per share attributable to ordinary shareholders
Basic	0.04	(0.11)	(2.05)	(1.27)	(1.16)
Diluted	0.04	(0.11)	(2.05)	(1.27)	(1.16)

The following table presents our summary consolidated balance sheet data as of December 31, 2014 and 2015 and June 30, 2016.

	As of December 31,		As of June 30,
	2014	2015	2016	2016
	US$	US$	US$ (unaudited)	US$ Pro forma(1)(2) (unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	5,813	25,045	5,939	5,939
Restricted cash(3)	5,218	11,890	8,841	8,841
Total assets	41,299	68,272	42,932	42,932
Total liabilities	31,606	44,907	34,751	34,751
Safeguard Program payable	16,605	18,555	14,794	14,794
Total mezzanine equity	38,110	84,950	87,947	—
Total shareholders’ (deficit) equity	(28,417)	(61,585)	(79,766)	8,181

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders other than the Class B Holders will be automatically converted into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders will be automatically converted into Class B ordinary shares on a one-for-one basis.
(2)	Assumes the automatic conversion of all of the outstanding preferred shares held by the existing shareholders other than the Class B Holders into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders into Class B ordinary shares on a one-for-one basis, as if the conversion had occurred as of June 30, 2016.
(3)	Restricted cash represents funds received from investors and borrowers of lifestyle loans for the Safeguard Program, which is only available to lifestyle loan investors.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,				As of or for the Six Months Ended June 30,
	2013	2014	2015		2015	2016
Number of loans facilitated(1)
Lifestyle loans	34,986	42,205	38,190		16,202	16,744
Consumption loans	—	21,046	4,593,591		2,034,988	2,266,663

Total	34,986	63,251	4,631,781	(6)	2,051,190	2,283,407
Number of borrowers(2)	51,588	101,384	701,019	(7)	587,710	773,627
Loan volume (in US$ millions)(3)
Lifestyle loans	213.0	335.2	393.0		159.3	194.9
Consumption loans	—	1.5	350.3		151.0	226.8

Total	213.0	336.7	743.3	(8)	310.3	421.7

Gross billings on transaction and service fee (in US$ millions)(4)
Lifestyle loans	39.6	60.3	60.5		28.1	27.0
Consumption loans	0	0	5.5		2.1	3.3

Total	39.6	60.3	66.0		30.2	30.3
Repeat borrower rate(5)	4%	10%	65%		60%	65%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before net of customer acquisition incentive.
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(6)	Represents a CAGR of 1,051% from the year ended December 31, 2013 to the year ended December 31, 2015.
(7)	Represents a CAGR of 274% from December 31, 2013 to December 31, 2015.
(8)	Represents a CAGR of 61% from the year ended December 31, 2013 to the year ended December 31, 2015.

We believe gross billings on transaction and service fees is a key operating metric and an important indicator of our growth and business performance. Gross billings on transaction and service fees are directly related to the loan volume that is successfully matched on our marketplace, thus showing a correlation between gross billings on transaction and service fees and loan volume. Presentation of gross billings on transaction and service fees helps illustrate growth rates and trends of our business and the collection of fees.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ADSs. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The marketplace lending industry is a new and evolving industry, and we may not succeed.

Although we began operations in 2001 in the credit analytics industry, we only began operating our marketplace in 2010 and our large-scale online and mobile-based channels in February 2015. The marketplace lending industry is a new and evolving industry, particularly in China. We are subject to all risks inherent in a developing business enterprise in a new and evolving industry. Our likelihood of continued success must be considered in light of the challenges, uncertainties, expenses, difficulties, complications, and delays frequently encountered in connection with a new and evolving industry and the competitive and regulatory environment in which we operate. China’s marketplace lending industry in general may not become accepted or be viable in the long term, particularly if PRC laws and regulations change in ways that do not favor our development. If that happens, there may not be an adequate market for the loan products facilitated on our marketplace. As a new industry, there are not established players whose business models we can follow or build upon. Similarly, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company.

Borrowers may not view marketplace lending obligations facilitated on our multi-data, omnichannel platform as having the same consequences for default as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a borrower defaults on his or her payment obligations on a loan or chooses not to repay his or her loan entirely, the investor funding the loan may not realize the expected return on its investment. This could discourage investors from lending on our marketplace, which could materially and adversely affect our business. If that happens, our business could be materially impacted.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by businesses that, like us, are in their early stages of development. For example, unanticipated expenses, challenges and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to the new products and services on our marketplace. We may not be able to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, such failure could materially harm our business to the point of having to cease operations and could impair the value of our ADSs.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We experienced significant growth in 2015, particularly with respect to our online and mobile-based channels, including the number of borrowers and investors and the total number of loans facilitated on them. However, our current rate of growth may not continue at the same pace, or at all. Our rapidly evolving business and, in particular, the relatively limited operating history of our consumption loan marketplace may not be an adequate basis for evaluating our business prospects and financial performance. Any slowdown in our growth could adversely affect our prospects, results of operations and financial condition.

We have a limited operating history under our current business model, and we have encountered and will continue to encounter risks, uncertainties, expenses and difficulties as we continue to develop and expand our business, including:

•	navigating complex and evolving regulatory and competitive environments;

•	increasing the number of borrowers and investors utilizing our marketplace;

•	increasing the volume of loans facilitated through our marketplace and transaction fees received through our marketplace;

•	entering into new markets and introducing new loan and investment products;

•	continuing to revise and update the effectiveness, scale and speed of our marketplace’s advanced proprietary credit assessment technology;

•	continuing to develop, maintain and scale our platform;

•	continuing to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•	further expanding our network of data verification centers and investor service centers;

•	effectively using human and technology resources;

•	effectively maintaining and scaling our financial and risk management controls and procedures;

•	managing the increased general administrative experience of a growing public company, including legal, accounting and other compliance expenses;

•	maintaining the security of our platform and the confidentiality of the information provided and utilized across platform; and

•	attracting, integrating and retaining qualified employees.

If we are not able to timely and effectively address these requirements, our business and results of operations may be harmed.

Our marketplace requires adequate funding from investors and access to adequate lending capital cannot be assured.

Our business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. A large portion of the lending capital for our platform is currently derived from mass affluent investors. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we will need to optimize the investor composition of our marketplace to include more investors generally and also a higher number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there is an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfill all of the loan requests. If adequate funds are not available to meet borrowers’ demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

We may incur net losses in the future.

We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential borrowers, investors and cooperation partners and further enhance and develop the loan products available for investors and borrowers on our marketplace and unique, multi-data omnichannel distribution model. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. See “—Our use of customer acquisition incentives may from time to time result in substantial reductions in our revenues.” We may incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

If our proprietary credit assessment technology is ineffective, our platform may be less attractive to potential borrowers and investors, our reputation may be harmed and our market share could decline.

Our ability to attract potential borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace. We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decisioning technology, to assign each potential borrower and loan offered on our marketplace a grade. Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, search and employment information, which may not effectively predict future loan losses.

We refine our proprietary credit assessment technology based on new data and changing macro and economic conditions. To the extent the credit assessment technology we use to assess the creditworthiness of potential customers does not adequately identify potential risks, is ineffective or the data provided by potential borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans. The types of errors could make our platform less attractive to potential investors as well as potential borrowers, damage our reputation in the market and result in a decline in our market share.

We rely on data from third parties and prospective borrowers for the successful operation of our platform, and this data may be inaccurate or may not accurately reflect the potential borrower’s creditworthiness, which may cause us to inaccurately price loans facilitated through our marketplace and cause our reputation to be harmed.

Our ability to review and select quality potential borrowers and attract investors depends on credit, identification, employment and other relevant information that we receive from prospective borrowers and third parties, including PBOC credit reporting platforms, credit bureaus, data vendors and social media and consumer transaction companies. In addition to traditional data points used to analyze potential borrowers’ creditworthiness, we also rely on other behavioral data, including online, social media, search, browsing and transactional data.

Unlike many developed countries, China does not have a well-developed centralized credit reporting system. Although we take steps to verify potential borrower data and identities as described elsewhere in this prospectus, the potential borrower information may nevertheless be inaccurate or incomplete. For example, for borrowers having a bank account, we rely on banks’ verification of identity. Moreover, investors do not, and will not, have access to financial statements of potential borrowers or to other detailed financial information about potential borrowers. Rather, investors rely on our credit assessment technology to assign differentiated credit score and corresponding grades to potential borrowers in order to assess the creditworthiness of a potential borrower.

We use credit and other information about prospective borrowers to assign credit scores and corresponding grades to potential borrowers based on our proprietary advanced credit assessment technology. If this information becomes unavailable or becomes more expensive to access, it could increase our costs or cause us to have to seek alternative sources of information. If investors invest in loans through our marketplace based on information supplied by potential borrowers and third-parties that is inaccurate, misleading or incomplete, those investors may not receive their expected returns or may lose their investments entirely and our reputation may be harmed.

While the credit score we use serves to predict the likelihood of a potential borrower being able to repay a loan by taking into consideration hundreds of variables, it may not reflect that potential borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify information obtained from third parties, other than as indicated elsewhere in this prospectus. Additionally, there is a risk that, following the date we obtain and review the information, a potential borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.

Although we do not permit borrowers to have more than one loan facilitated through our platform outstanding at a time, borrowers on our marketplace are not restricted from incurring additional unsecured or secured debt, nor are they required to post collateral or be subject to any financial covenants during the term of the loan. We currently cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa. If a borrower incurs additional debt before or after the date of the borrower’s loan, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive the principal and interest payments that it expects to receive on the loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot pay all of his or her indebtedness, the obligations under the unsecured loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to the investor.

If investors do not receive returns that are satisfactory to them, they may be deterred from lending on our marketplace and our reputation may be harmed.

Failure to maintain relationships with cooperation partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.

Our relationships with cooperation partners are important to our future success, particularly with respect to our online and mobile-based channels and the data sources for our predictive selection, credit scoring and automated decisioning technologies. However, our cooperation partners could choose to terminate their relationships with us or propose terms that we cannot accept.

One of our strategies is to enter into new relationships with Internet platforms, consumer retail companies, online travel agencies, online group-buy and shopping platforms and payment service providers. We intend to explore additional forms of relationships with our existing cooperation partners and pursue additional relationships with other potential strategic partners, such as social media companies, consumer transaction companies, banks, asset managers and insurance companies. Identifying, negotiating and maintaining relationships with cooperation partners requires significant time and resources as does integrating third-party data and services. Our current agreements with cooperation partners also do not prohibit them from working with our competitors or from offering competing services. Therefore, our competitors may be effective in providing incentives to cooperation partners to favor their products or services over ours or in reducing the volume of loans facilitated through our marketplace. Also, our cooperation partners may choose to offer a competing marketplace and become a competitor themselves. In addition, these cooperation partners may not perform as expected under our agreements with them, the benefits to us may not be as favorable as we expect and we may have disagreements or disputes with such cooperation partners, any of which could adversely affect our brand and reputation as well as our business operations. If we cannot successfully enter into and maintain effective relationships with cooperation partners, our business and results of operations may be adversely affected.

If delinquencies or defaults on loans facilitated through our marketplace increase, and the investors’ Safeguard Program does not adequately cover the delinquencies or defaults, the return on investment for investors funding those loans would be adversely affected and existing or potential investors may not find investing through our marketplace desirable.

An investor will receive payments on its investments only if the borrowers to which it is matched make timely payments on the corresponding loans or, to the extent the investor has subscribed to the Safeguard Program, the Safeguard Program is able to adequately cover borrower defaults. The annualized average default rate of loans on our marketplace has historically been 6 to 7%. Investors face the risk that the borrowers on our platform will fail to repay their loans in full. If borrowers do not make payments on a loan, the investor may not have its investment fully repaid under the terms of the investment, other than those payments received from the Safeguard Program (to the extent that it has subscribed to the Safeguard Program and sufficient funds remain in the Safeguard Program). We have established an evaluation process designed to determine the adequacy of the Safeguard Program contributions at the time each loan is originated. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts of repayment are also dependent on our subjective assessment based upon our experience and judgment. To the extent that the Safeguard Program is not adequately funded at the time of loan origination for each loan to cover defaulting borrowers’ payment obligations in the future and an investor does not receive his or her expected return, the investor may become dissatisfied with our marketplace. As a result, our reputation may suffer and we may lose investor confidence, which could adversely affect investor participation on our marketplace.

If we are unable to maintain or increase the number of loans facilitated through our marketplace or if existing borrowers or investors do not continue to participate in our marketplace, our business and results of operations will be adversely affected.

We have experienced growth in the number of loans facilitated through our marketplace in recent periods, with the number of loans facilitated through our marketplace increasing from 34,986 in 2013 to 63,251 in 2014 and 4,631,781 in 2015, and with loan volumes totaling US$219.6 million in 2013, US$347.0 million in 2014 and US$766.0 million in 2015. Similarly, the number of loans facilitated through our marketplace increased from 2 million in the six months ended June 30, 2015 to 2.3 million in the six months ended June 30, 2016, with loan volumes totaling US$310.3 million in the six months ended June 30, 2015 and US$421.7 million in the six months ended June 30, 2016. Since we launched our marketplace’s large-scale online and mobile-based channels in February 2015, we have facilitated on average over 12,000 loans per day to borrowers identified by our predictive selection technology. To continue to grow our business, we must continue to increase loan originations through our marketplace by attracting a large number of new borrowers who meet our lending standards and new and existing investors interested in investing in these loans.

We have experienced a large number of inquiries from potential borrowers who do not meet the criteria for loan approval. If there are not a sufficient number of qualified loan applicants, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. Furthermore, we have offered significant customer acquisition incentives to investors in consumption loans to first-time borrowers. If we cease offering those customer acquisition incentives, our investors may decide to cease providing capital for lending on our marketplace. For a further description of our customer acquisition incentives, see “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Customer Acquisition Incentives” and “Risk Factors—Our use of customer incentives may from time to time result in substantial reductions in our revenues.” If there are insufficient investor commitments, borrowers may be unable to obtain investment capital for their loans and may stop using our marketplace for their borrowing needs and our business and results of operations will be adversely affected.

Our use of customer acquisition incentives may result in substantial reductions in our revenues.

Most of the growth in the number of borrowers on our marketplace in 2015 and the six months ended June 30, 2016 was attributable to an increase in the number of consumption loans facilitated by our marketplace. However, the increased consumption loans did not result in a corresponding increase in revenue in 2015 and the six months ended June 30, 2016 due to our use of customer acquisition incentives. Our marketplace currently offers customer acquisition incentives of approximately US$20 per new borrower to investors in consumption loans to each first-time borrower. These customer acquisition incentives are used as a marketing tool to attract new investors in consumption loans, and also to help us penetrate into the consumption loan business and to maximize the portion of the overall fees that the investors allow us to retain from these borrowers by mitigating potential investment losses from first-time borrowers of consumption loans, which generally have higher credit losses than repeat borrowers. The customer acquisition incentives we pay to investors are made in advance of us being able to recoup the costs associated with these customer acquisition incentives and are reflected in our financial statements as a reduction of revenue, up to the amount of cumulative revenue, as they are payments to our customers. Any excess amount during the period shall be expensed. Our revenues may be substantially reduced in some periods depending on the amount of customer acquisition incentives we have issued in such periods. This may cause us to incur net losses and we may be unable to achieve or maintain profitability on a quarterly or annual basis. For a further description of our customer acquisition incentives, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Customer Acquisition Incentives.”

Fraudulent activity occurring on or through our marketplace could negatively impact our operating results, brand and reputation and cause the use of our marketplace’s loan products and services to decrease.

We are subject to the risk of fraudulent activity occurring on or through our marketplace, including but not limited to, borrowers fraudulently or illegally inducing investors to lend capital. Although we take significant fraud prevention measures, including through our 104 data verification centers, our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Furthermore, although we have not experienced any material business or reputational harm as a result of fraudulent activities on our marketplace in the past, high profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact our brand and reputation and loss of market share, and lead us to take additional steps to reduce fraud risk, which could increase our costs.

The personal data and other confidential information of borrowers, investors and cooperation partners which we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers, investors and our cooperation partners. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

In addition, the data we possess and the automated nature of our marketplace may make us an attractive target for and potentially vulnerable to, cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties. While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access, our security measures may be breached in the future. Any accidental or willful security breaches or other unauthorized access to our marketplace could cause confidential borrower, investor and cooperation partner information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers, investors and cooperation partners could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and cooperation partners and adversely affect our business and results of operations.

If we are unable to maintain relationships with our third-party service providers, our business will suffer.

We rely on third-party service providers to operate various aspects of our business and marketplace. For instance, we rely on our third party payment companies to originate and service all loans, collect transaction fees and Safeguard Program payments and ensure compliance with various laws and regulations. Most of our agreements with third-party service providers are non-exclusive and do not prohibit the third-party service provider from working with our competitors or from offering competing services. Our third-party service providers could decide that working with us is not in their interests, could decide to enter into exclusive or more favorable relationships with our competitors or could themselves become our competitor. Although, we have changed third-party service providers in the past without difficulty, switching to new third-party service providers could cause temporary disruptions to our business. In addition, our third-party service providers may not perform as expected under our agreements or we could in the future have disagreements or disputes with our third-party service providers, which could negatively impact our operations or threaten our relationships with our third-party service providers.

Third-party payment companies in China, including our third-party payment companies, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment companies have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If our third-party payment companies were to suspend, limit or cease their operations, or if our relationships with our third-party payment companies were to otherwise terminate, we would need to implement substantially similar arrangements with other third-party payment companies. Negative publicity about our or other third-party payment companies or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies to carry out the payment and custody functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

The recently published Guidelines to Promote the Healthy Growth of Internet Finance, or the Guidelines, require market lending platforms to use bank custody accounts to hold lending capital, which is further emphasized in the Interim Measures for the Administration of Business Activities of Online Lending Intermediaries, or the Interim Measures. In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, or the Administrative Measures, which will be effective from July 1, 2016, prohibit payment institutions from opening payment accounts for institutions engaging in the lending business and also set ceilings for the maximum deposits permitted into an account opened with a third-party payment company. To facilitate our compliance with the Guidelines, we have signed a framework agreement with CCB and one of our third-party payment companies. With respect to our other third-party payment companies, we are also planning to enter into cooperation agreements involving banking financial institutions. Negative publicity about us or third-party payment companies or the third-party payment marketplace lending industry in general may adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies to carry out the payment functions in connection with the facilitation of loans on our marketplace. In August 2016, the CBRC released for public comment the Guidelines to the Operation of Depositing Online Lending Funds (Consultation Draft), or the Consultation Draft. The Consultation Draft requires banking financial institutions to assume fund administration responsibilities and not to outsource or assign their responsibilities to a cooperative institution or entrust online lending institutions or third parties with setting up accounts for lenders and borrowers. See “Regulation—Regulations Related to the Marketplace Lending Industry.” To the extent our current arrangements with our third-party payment companies and cooperating banks are deemed non-compliant with the Guidelines, the Administrative Measures, the Interim Measures and the Consultation Draft or if changes to these arrangements are required by future rules or regulations, including those proposed in the Consultation Draft, a material change to our business model may be required and our business may be adversely impacted.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our operating revenue, expenses, number of loans and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract new investors and borrowers and maintain and strengthen relationships with existing borrowers and investors;

•	loan volumes, loan grades, loan mix and the channels through which the loans and corresponding borrowers or investors are sourced;

•	the amount and timing of operating expenses related to acquiring borrowers and investors and the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions, particularly with respect to interest rates, consumer spending and levels of disposable income;

•	the timing of large-scale loan offerings to potential borrowers identified by our prediction selection technology;

•	our emphasis on long-term growth of our platform instead of immediate profitability; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses, if any.

In addition, we experience some seasonality in demand for consumer loans, which is generally higher in the third and fourth quarters due to the timing of national holidays as well as consumer spending patterns. While our rapid growth has somewhat masked this seasonality, our operating results could be affected by such seasonality in the future.

If we do not compete effectively in our target markets, our operating results could be harmed.

The PRC’s lending market is competitive and evolving. We compete with financial products and companies that attract potential borrowers, investors or both. With respect to borrowers, we primarily compete with other marketplaces, shadow banking organizations, credit card companies and potential other online lending institutions. With respect to investors, we primarily compete with micro-lending investment products, wealth management centers and traditional banks in China.

Some of our current or potential competitors could have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Our current or potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader customer and cooperation partner relationships than we have. For example, established Internet companies, including social media companies that possess large, existing customer bases, substantial financial resources and established distribution channels could enter the market. Our competitors may be better at developing new products, responding quickly to new technologies and undertaking more extensive marketing campaigns. If we are unable to compete with such companies or meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenue or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business.

When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. In addition, since the marketplace lending industry is a relatively recent development in China, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to other marketplace lending platforms. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Further, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If negative publicity arises with respect to us, the marketplace lending industry or the internet finance industry in general, our employees, our third-party service providers or our cooperation partners, our business and operating results could be adversely affected.

If negative publicity arises about the marketplace lending industry or the internet finance industry in general in China or our company, including the quality, effectiveness and reliability of our marketplace, our proprietary advanced credit assessment technology, our ability to effectively manage and resolve borrower and investor complaints, privacy and security practices, litigation, regulatory challenges and the experience of borrowers and investors with our platform or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. The PRC government has recently instituted general regulations and specific rules, including the Guidelines and Interim Measures, to develop a more transparent regulatory environment for the marketplace lending industry. See “Regulation—Regulations Related to the Marketplace Lending Industry.” Many companies in China’s marketplace lending industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s marketplace lending industry as a whole. In addition, particularly in the last year, there have been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the marketplace lending industry in China. Although the market exits of these companies may result in more healthy and stable development of the marketplace lending industry, to the extent borrowers or investors associate our company with these failed companies, they may be less willing to participate on our marketplace. Harm to our reputation can also arise from many other sources, including employee misconduct, misconduct by our cooperation partners, outsourced service providers, including third-party payment companies, or other counterparties, failure by us, our cooperation partners or our outsourced services providers to meet minimum standards of service and quality, inadequate protection of borrower and investor information and compliance failures and claims. Additionally, negative publicity with respect to our cooperation partners could also affect our business and operating results to the extent that we rely on these cooperation partners or if borrowers and investors associate our company with these cooperation partners.

Our business and operating results may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially have a negative effect on our business and results of operations. These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities. If any of these factors arise, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

There can be no assurance that economic conditions will remain favorable for our business or that demand for our loans will remain at current levels. Reduced demand for, or increase in the default rate of, our loans would negatively impact our growth and revenue. If an insufficient number of qualified individuals apply for our loans or our access to lending capital for loans on our platform decreases, our growth and revenue could decline.

Our success and future growth depend significantly on our marketing and brand promotion efforts, and if we are unable to attract new borrowers and investors to our marketplace, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing and brand promotion efforts, particularly as we continue to grow our unique multi-data, omnichannel marketplace and introduce new loan products. Our ability to attract quality potential borrowers and sufficient numbers of investors to our marketplace depends in large part on the success of our marketing efforts, the success of the marketing channels we use to promote our marketplace and the experiences of borrowers and investors on our marketplace. Our marketing channels include social media, the traditional media, strategic relationships with key Internet companies, search engine optimization, search engine marketing, billboard and mail-to-web. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our marketplace. In addition, we believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to retaining existing borrowers and investors and attracting new ones to our marketplace. Our efforts to build our brand have required significant expenditures, and it is likely that our future marketing efforts will continue to require significant additional expenses. Any failure to successfully promote our brand and develop a broader base of borrowers and investors could result in a loss of market share or slower growth, which would harm our business, financial condition and results of operations.

If new loan products and enhancements of our marketplace do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new loan products and platform enhancements to our platform to incorporate additional features, improve functionality or otherwise make our platform more desirable to potential borrowers and investors. New loan products or platform enhancements must achieve high levels of market acceptance.

Any new loan products and changes to our marketplace could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and launch loan products that meet this demand in a timely fashion;

•	borrowers and investors using our marketplace may not like, find useful or agree with any changes;

•	defects, errors or failures in our marketplace;

•	negative publicity about the loan products facilitated on our marketplace or our marketplace or its performance or effectiveness;

•	delays in releasing to the market new loan products or marketplace enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If the new loan products facilitated on our marketplace or marketplace enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with the new loan products or marketplace enhancements.

If the total addressable market for the loans facilitated by our marketplace is smaller than we believe it is, our revenue may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for the loans facilitated by our marketplace due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the marketplace lending industry in China. We believe that our total addressable market of borrowers consists of EMMAs seeking loans of up to RMB100,000 (approximately US$15,050). However, if there is less demand than we anticipate for the loans facilitated on our marketplace, it would significantly and negatively impact our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience rapid growth, we believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled sales, technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect on our business.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace. In particular, Dr. Zhengyu (Zane) Wang, our founder, chairman and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Dr. Zane Wang, our other executive officers or members of our senior management team, and the process to replace any of them, would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

Although not currently planned, in the future we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new loan products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	regulatory risks; and

•	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

High interest rates could negatively affect our ability to attract investors and borrowers to our marketplace.

A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business. Therefore, our business could be adversely affected by potential interest rate increases in China.

Limited liquidity for loans facilitated through our marketplace may make these investments less attractive to investors.

A limited trading market currently exists for the loans facilitated on our marketplace. After the lapse of the contractually agreed lending deadline, investors are permitted to transfer their loans to other investors in any manner they deem appropriate. Investors can seek suitable transferees through their own means or they may request our assistance in transferring a loan. If the investor chooses to use our assistance in identifying a transferee, we will recommend the investor’s loans to other investors on our marketplace according to such other investors’ specific risk appetite. To the extent that an investor is not able to transfer a loan for adequate consideration in a timely manner or at all, the investor may be discouraged from investing on our marketplace in the future.

Any significant disruption in service on our, our third-party service providers’ or our cooperation partners’ computer systems, including events beyond our control, could prevent or delay the processing or posting of payments on loans, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

A significant natural disaster, such as a fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have a material adverse effect on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers, data verification centers, investor service centers or the data centers of our third-party service providers or our cooperation partners could result in lengthy interruptions in our services. In addition, acts of strikes, terrorism and other geo-political unrest or hacking could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Our operations also rely on the performance of the Internet infrastructure and fixed telecommunication networks in China. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Although this program is functional, we do not currently serve network traffic equally from each data center. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

In the event of an outage or physical data loss on our marketplace or the systems of one of our third-party payment companies or cooperation partners, our third-party payment companies’ or our cooperation partners’ ability to cooperate with us could be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors to our marketplace. Much of our system hardware is hosted in facilities located in Shanghai and Shenzhen that are partially owned by us and operated by our third-party vendors. Our operations depend on such vendors’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse of service or damage to our system hardware, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors on our marketplace and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our marketplace and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our marketplace and internal systems rely on software licensed from third parties that is highly technical and complex. To the extent that such third parties also license the software or parts of the software, we rely on such third parties to maintain their licensing rights. In addition, our marketplace and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been used in our operations. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business and financial results.

Misconduct and errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if personal and business information was disclosed to unintended recipients or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. Also, we could be materially adversely affected if our employees or third-party service providers absconded with our proprietary data or used our know-how to compete with us. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors is governed by various laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties or suffer reputational damage. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability or suffer reputational damage. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Although employees have left our company in the past and violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract future borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on protecting our own intellectual property. We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Some aspects of our online and mobile-based channels include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our online and mobile-based channels include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

Although we have not incurred substantial debt to date, we may decide to do so in the future. The incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Because some borrowers and investors may come to our marketplace from referrals of third parties, it is possible that an unsatisfied borrower or investor could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

Some borrowers and investors may come to our marketplace after reviewing information provided by a third party. We do not review, approve or adopt any information provided by third parties website and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could affect our reputation.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two material weaknesses identified related to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and a lack of sufficient documented financial closing policies and procedures. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2017. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Certain data and information in this prospectus were obtained from third party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are required to pay U.S. taxes, the value of your investment in our company could be reduced.

If, (1) pursuant to a plan or a series of related transactions, a non-U.S. corporation, such as our company, acquires substantially all of the properties constituting a trade or business of a U.S. partnership (including any trade or business conducted by such partnership directly or through entities treated as transparent for U.S. federal income tax purposes), (2) after the acquisition, 80% or more of the stock, by vote or value, of the non- U.S. corporation, excluding stock issued in a public offering related to the acquisition, is owned by former partners of the U.S. partnership by reason of their ownership of the U.S. partnership and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes. Based on our analysis of the facts related to our corporate restructuring (in particular, our conversion from a Delaware LLC to a Cayman Islands company), which occurred this year prior to this offering, we do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Internal Revenue Code might apply to us, the Internal Revenue Service could reach a different conclusion and seek to treat us as a U.S. corporation for U.S. federal income tax purposes. In addition, changes to the rules described above or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance implementing such rules could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to us or our shareholders.

A finding that we owe additional U.S. taxes could significantly reduce the value of your investment in our company. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income, and the income of our non-U.S. subsidiaries would be subject to U.S. federal income tax when repatriated or when deemed repatriated under the U.S. federal income tax rules for controlled foreign corporations. Additionally, we may be subject to significant penalties for the failure to file certain tax returns and reports. Moreover, in such case, a non-U.S. shareholder would generally be subject to U.S. withholding tax on the gross amount of any dividends paid by us to such shareholder. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes.

Risks Related to the PRC Laws Regulating Our Business and Industry

As the regulatory framework for our business evolves, domestic and foreign governments may draft and propose new laws, regulations, notices or interpretive releases to regulate marketplace lending, including our online and mobile-based channels, which may negatively affect our business.

The marketplace lending industry in China has historically been largely unregulated. In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which provide regulatory principles for Internet financing businesses, including those in the online marketplace lending industry. In August 2016, the CBRC and other regulators collectively announced the Interim Measures, which proposed the implementation of new requirements including, among others, filing, reporting, fund custody, risk and information disclosure, loan management and the permitted business scope for participants in the online marketplace lending industry. See “Regulation—Regulations Related to the Marketplace Lending Industry.” Nevertheless, it is uncertain as to how the Interim Measures will be interpreted and implemented. The relevant authorities are also in the process of implementing detailed rules regarding filing procedures and fund custody requirements. However, the final content and timing of the final implementation rules and other related new rules are uncertain. Although we believe that, due to our long tradition of adopting best practices for the industry and maintaining regular communications with regulators, the impact of any such new rules or regulations will not have a material adverse effect on our operations, to the extent that we are not able to fully comply with the new regulations in the grace period or any new regulations differ from our expectations, we may be materially affected. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, or regulations relating to the marketplace lending industry will have on our business, financial condition and results of operations. Furthermore, the increasing growth in popularity of marketplace lending and borrowing increases the likelihood that the PRC government will seek to further regulate the marketplace lending industry.

In addition, the regulatory framework for Internet commerce, including online marketplaces such as our marketplace, with respect to our marketplace’s online and mobile-based channels, is evolving, and it is possible that new laws and regulations will be adopted domestically and internationally, or existing laws and regulations may be interpreted in new ways, which, along with possible changes needed to fully comply with any newly released regulation, could affect the operation of our marketplace and the way in which we interact with borrowers and investors. The cost to comply with such laws or regulations would increase our operating expenses, and we may be unable to pass those costs on to borrowers and investors in the form of increased fees. In addition, governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or by online marketplaces. These taxes could discourage the use of our marketplace, which would adversely affect the viability of our business.

Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans facilitated by our marketplace is subject to limitations set forth in the Provisions of the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases, or the Provisions on Private Lending Cases, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

In addition, our subsidiary, Haidong CRF Micro-credit Co., Ltd., or Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province. These regulations provide that: (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate. The loans facilitated by our marketplace and by Haidong will be subject to the aforementioned interest rate restrictions, which could affect our ability to facilitate loans to certain segments of our target market, and may have a material adverse effect on our business.

Our operations may need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.

In April 2014, the CBRC announced four principles regarding the marketplace lending industry in China: (i) marketplace lending platforms shall be treated as agencies, (ii) marketplace lending platforms shall not provide guaranty services, (iii) marketplace lending platforms shall not maintain a fund pool, and (iv) marketplace lending platforms shall not illegally conduct fundraising.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fundraising. The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including online marketplace lending platforms, to (i) complete website filing procedures with the administrative departments overseeing telecommunications; (ii) use banking financial institutions’ custody accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

In August 2016, the CBRC and other regulators collectively announced the publication of the Interim Measures. The Interim Measures also stipulated a 12-month transition period from the time of its effectiveness for online lending intermediaries to make necessary adjustments. Apart from what had already been emphasized in the Guidelines and other previously released guidance, the Interim Measures also includes: (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities. See “Regulation—Regulations Related to the Marketplace Lending Industry.”

In August 2016, the CBRC announced the Consultation Draft, soliciting the public’s opinion and comments. The final contents and the effective date of the Consultation Draft are uncertain. The Consultation Draft requires banking financial institutions to assume fund administration responsibilities and not to outsource, assign its responsibilities to a cooperative institution or to entrust online lending institutions or third parties with setting up accounts for transaction funds of lenders and borrowers. See “Regulation—Regulations Related to the Marketplace Lending Industry.”

Some elements of our marketplace may not currently be operating in full compliance with the Guidelines, the Interim Measures, the Consultation Draft and the other principles that have been announced in recent years. For example, some of our agreements with our third-party payment companies may need to be amended and some implementation agreements may need to be put in place with respect to the custody account arrangements to comply with the final version of the Consultation Draft when it takes effect and other potential implementation rules. In addition, the Guidelines, the Interim Measures and other regulations are not clear about the definition of “credit enhancement service,” nor do they address whether a marketplace lending platform’s affiliated enterprises could provide a “credit enhancement service.” To the extent that our Safeguard Program is classified as a “credit enhancement service” as such definition is clarified, and it is found that affiliated enterprises of a marketplace lending platform cannot provide “credit enhancement services,” we may be required to make changes to the way in which we conduct our business and, as a result, our business may be materially affected. Additionally, the Interim Measures provide upper limits on the loan balance of a single borrower. While our business mainly involves lending small amounts to many borrowers, we still may not be in full compliance with the upper limits set forth in the Interim Measures. We plan to adjust the upper limits of our loans as necessary. However, any failure to adjust the upper limits of our loans may result in a violation of the Interim Measures. We may need to rely on the information provided by borrowers to determine whether their lending amounts from all intermediaries have reached the upper limits, which may contain misrepresentation or omission or otherwise be unreliable. Moreover, the Interim Measures require online lending intermediaries to file with the local financial regulators and to include serving as an Internet lending information intermediary in their business scope. We plan to make all requisite filings and changes to our business scope to the extent necessary when such filing procedures are clarified by the relevant authorities. Although we do not anticipate any material difficulties in making the requisite filings or changing our business scope, a failure to do so may result in the violation of the Interim Measures.

Furthermore, the Interim Measures stipulated that online lending intermediaries shall not operate businesses other than risk management and necessary business processes specifically provided for in the regulations relating to online lending, including, among others, information collection and confirmation, post-loan tracking and pledge management, through offline physical places. However, it is unclear under the Interim Measures what types of business processes are not allowed to operate through offline physical places. Furthermore, the Interim Measures proposed requirements including with respect to certain prohibited activities, risk disclosure, borrower information disclosure online dispute resolution, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures, loan management, risk assessment, auditing and authentication, reporting obligations and information security. To the extent that our business is deemed to be non-compliant with any of these requirements of the Interim Measures, we may need to make necessary adjustments to comply and, as a result, our business may be affected.

For a further description of the laws and regulations applicable to us, see “Regulation.”

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the Administration for Industry and Commerce, or AIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. As advised by our PRC counsel, our marketplace does not violate the PRC laws and regulations prohibiting illegal fundraising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors. In this capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, considerable uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Changes in foreign exchange regulations may materially adversely affect our results of operations.

Our marketplace currently receives all of its lending capital from investors in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions. There can be no assurance that these PRC laws and regulations on foreign exchange transactions will not cast uncertainties on foreign investors’ ability to convert foreign currencies to RMB and provide lending capital for our marketplace. While the adjustments related to foreign exchange transactions were relatively small in 2013, 2014, 2015 and the six months ended June 30, 2015 and 2016, the adjustments may be significant going forward if the RMB depreciates. Changes in PRC foreign exchange policies might have a negative impact on our ability to attract foreign investors to our marketplace and could result in foreign investors choosing to provide their lending capital to our non-Chinese competitors, both of which would materially adversely affect our results of operations.

We may be required to obtain a value-added telecommunication business certificate and be subject to foreign investment restrictions.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider, or ICP, certificate. PRC regulations also impose sanctions for engaging in the operation of online data processing and transaction process without having obtained the online data processing and transaction process, or ODPTP, certificate (ICP and ODPTP are both sub-sets of telecommunication business certificates). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to cease operation. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear. Although the Guidelines explicitly require the completion of the website filing, or ICP filing, which we have completed, PRC regulatory authorities to date have not explicitly stipulated whether the operator of a marketplace lending platform (including in the form of a website or mobile Internet application) is engaging in Internet information services requiring an ICP certificate or an ODPTP certificate. The Interim Measures provide that online lending intermediaries shall apply for telecommunications business licenses in accordance with the relevant provisions of telecommunications authorities after filing with a local financial regulator. If we could not obtain such telecommunication certificates pursuant to the relevant regulations, we may not be able to conduct online lending intermediaries’ services, but it is unclear whether online lending intermediaries would be deemed to be engaged in a commercial information provider business or online data processing and transaction processing business or whether an ICP certificate or an ODPTP certificate is required. To the extent that the PRC regulatory authorities so require or set forth rules that impose additional requirements, and we do not obtain a value-added telecommunication business certificate, we may be subject to the sanctions described above. We plan to apply for filing immediately after the filing procedures are clarified by the relevant authorities, and apply for corresponding telecommunication business certificates after completing the filing provided that the relevant telecommunication authority has made it clear whether a telecommunication business certificate is required and which sub-set telecommunication business certificates shall be obtained by market lending platforms.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%. The Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (E-commerce), or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of data processing and transaction processing (E-commerce). However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of commercial Internet information services. Under either circumstance, the largest foreign investor will be required to have a satisfactory business track record and operational experience in the value-added telecommunication business. If regulatory authorities were to treat marketplace lending businesses as Internet information services of a commercial nature, which is a form of a value-added telecommunication business, our platform may be subject to such foreign investment restrictions and we may be required to restructure our operations by establishing a joint venture with foreign capital equal to no more than 50% of its total capital or a domestic enterprise with no foreign capital through variable interest entities to obtain a telecommunication business certificate. If we are unable to obtain the telecommunication business certificate in a timely fashion, our business may be materially affected.

While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses (E-commerce), a sub-set of value-added telecommunications services, it is not clear whether our potential business will be deemed to be online data and deal processing (E-commerce). Therefore, there is still uncertainty regarding whether foreign investment restrictions may be applied to our business and industry.

We may be subject to risks if we have to restructure as a variable interest entity to obtain a telecommunication business license.

If we have to restructure to become a variable interest entity, or VIE, to obtain a telecommunication business license, the PRC government may determine that the contractual arrangements necessary to form and control a VIE, or the Contractual Arrangements do not comply with PRC licensing, registration, policies, legal or regulatory requirements, or with requirements or policies that may be adopted in the future. Accordingly, we cannot assure you that if such Contractual Arrangements were to be challenged in a PRC court that such Contractual Arrangements would be enforced and upheld.

In January 2015, MOFCOM published a consultation draft of the Foreign Investment Law soliciting the public’s comments, or the Draft Foreign Investment Law, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the Draft Foreign Investment Law, a variable interest entity would also be deemed as a foreign-invested enterprise if it is ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with structures similar to VIEs, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft will become law and whether the final version will differ from the draft. If the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated VIE, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated VIE, prohibiting our use of proceeds from this offering to finance our business and operations in PRC, and taking any other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our operations and adversely affect our business. If any of these occurrences results in our inability to direct the activities of our consolidated VIE and/or our failure to receive economic benefits from our consolidated VIE, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

Furthermore, we would conduct our telecommunication certificate-related business in China under the Contractual Arrangements and generate our revenues through such Contractual Arrangements. The Contractual Arrangements may not be as effective in providing us with control over our VIE as we would have with direct ownership of such entity. Additionally, any failure by the VIE or its shareholders to perform its and their obligations under the Contractual Arrangements may have a material adverse effect on our business and our legal remedies under PRC law.

Moreover, the shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The Contractual Arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities, which may determine that we or our PRC consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

The micro-credit business in which our subsidiary, Haidong CRF Micro-credit Co., Ltd., operates is heavily regulated and any failure by us to adhere to the relevant laws, regulations or measures may have a significant impact on our business, results of operations and financial condition.

The micro-credit business of our subsidiary, Haidong, is heavily regulated by PRC laws and regulations, including requirements in respect of approvals and licensing, maintenance of minimum capital reserves, the maximum interest rates that can be charged, methods of fundraising and the amount permitted to be raised. In addition, these laws and regulations are subject to change, which may impose significant costs or limitations on the way we conduct or expand our business, including the way in which we can charge fees. There may be uncertainties regarding the interpretation and application of new laws and regulations and other governmental policies. Moreover, as we develop new loan products, we may be subject to additional laws and regulations. Any material breach of such laws and regulations, if not remedied, could have an adverse impact on our business, financial condition and results of operations. To the extent laws and regulations change or we become subject to different laws and regulations, the way in which we operate the micro-credit portion of our business may be materially impacted, and we may not be able to adapt to the new regulatory environment on a timely basis. Failure to comply with the applicable laws, regulations or measures may result in fines, restrictions on our activities or revocation of our licenses, which could have a significant impact on our micro-credit business.

Haidong obtained an approval of operation and business license from the relevant authorities in Qinghai Province in 2012, and will apply for the Microfinance Company Business Qualification Certificate pursuant to a new regulation issued in 2014 after the relevant authority in Qinghai Province begins to accept applications from microfinance companies. We cannot assure you that we will be able to obtain such certificate. Failure to obtain such certificate may have adverse effect on our micro-credit business.

The Several Opinions regarding the promotion of healthy development of micro-lending companies issued by the Qinghai Financial Office, require the balance of operating loans with terms less than six months that are issued by micro-lending companies to comprise at least 70% of the balance of all loans issued by such micro-lending company. We may need to adjust our business model with respect to the ratio of loans with terms less than six months for Haidong’s operations to comply with any regulators’ requirements. In addition, it is not clear whether Haidong’s facilitation of consumption loans across China through online platforms will be deemed to be a violation of current or future regulations and we may be required to adjust our business model for Haidong’s operations accordingly.

According to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province issued by the Finance Office of Qinghai Province, as amended, or the Interim Measures of Qinghai Province, the total aggregate shareholding of the largest shareholder and its affiliates in a micro-credit company in Qinghai Province may not exceed 40% of the registered capital of the micro-credit company. Some other provinces in China do not impose limits on shareholding concentrations of micro-credit companies. 30% of Haidong’s shares are held directly by Shanghai CRF and 70% of Haidong’s shares are held by five individuals as nominees of Shanghai CRF through entrustment agreements. Pursuant to these entrustment agreements, we are the sole beneficial owner of all of Haidong’s shares and have the ability to exercise all related shareholder’s rights, including the rights to receive distributions and dividends and exercise voting rights. The relevant county government authority has issued a letter acknowledging its consent to such arrangement. According to our PRC counsel, Haiwen & Partners, these entrustment agreements are legal, valid and enforceable. As also advised by our PRC legal counsel, the local administrative authorities could change their position or impose more stringent requirements in the future, in which case we will make other arrangements to meet relevant requirements.

Our payment management services may need to be modified to comply with future PRC laws and regulations regarding the debt collection industry in China.

In 2000, the State Economic and Trade Commission, the Ministry of Public Security and the State Administration for Industry and Commerce issued the Notice on Prohibition of All Types of Debt Collection Companies and Raids on Illegal Debt Collection Activities (GuoJingMaoZong He (2000) 568), or the Notice on Prohibition, which regulates the activities on debt collection companies, including the prohibition on the use of threats, intimidation, harassment or disclosure of private information in collection efforts. While we believe that our payment management services team, which engages in collection efforts primarily by means of phone calls, is in compliance with the Notice on Prohibition, we may need to modify our payment management services in the future to comply with changes to debt collection regulations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

In January 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a discussion draft of the Draft Foreign Investment Law. If and when enacted, this would replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, along with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its timetable for enactment, interpretation and implementation. If enacted as proposed, the Foreign Investment Law may materially impact our corporate governance practices and increase our compliance costs, for example, through the imposition of stringent ad hoc and periodic information reporting requirements.

Changes in economic and political policies of the PRC government may have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. For instance, if interest rates are liberalized, our competition with traditional banks could be intensified. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.

While we currently do not generate revenue outside of China, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income. In addition, we also would be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares and dividends distributed to our non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty or similar arrangement), if such gains are deemed to be from sources within the PRC. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company existing under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

In addition, the SAT promulgated the Circular on Comprehension and Recognition of “Beneficial Owner” under Tax Treaties, or SAT Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. As a result, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiaries to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.” Furthermore, in current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to CRF China Holding Co. Limited, our Hong Kong subsidiary.

The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

We have conducted and may conduct acquisitions or restructurings which may be governed by the aforesaid tax regulations, as well as any possible future acquisition of us. We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains. Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on our results of operations.

Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends or other distributions paid by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur, and to pay our operating expenses. PRC regulations currently permit payments of dividends only out of accumulated profits, as determined in accordance with the accounting standards and regulations in China, which differ in many aspects from generally accepted accounting principles in other jurisdictions. Our PRC subsidiaries are required to allocate certain percentages of any accumulated profits after tax each year to their statutory common reserve fund as required under the PRC Company Law until the aggregate accumulated statutory common reserve funds exceed fifty percent (50%) of its registered capital. Such reserve funds cannot be distributed as cash dividends. In addition, if our PRC subsidiaries incur debt on their own or enter into certain agreements in the future, the instruments governing the debt or such other agreements may restrict their ability to pay dividends or make other distributions to us. Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our shareholders and to service our debts.

Our PRC subsidiaries receive substantially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration for Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, or SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified banks as required by SAFE Circular 37 and other related rules, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share options will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and their subsidiaries. We may make loans or additional capital contributions to our PRC subsidiaries and their subsidiaries or we may establish new PRC subsidiaries or acquire offshore entities with business operations in China in an offshore transaction. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions must be approved by MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., Haidong, Shanghai CRF Financial Information Service Co., Ltd., or CRF Wealth Management Co., Ltd., which are PRC domestic companies.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although there also have been periods when it depreciated against the U.S. dollar. With the recent announcement by the PBOC to devalue the RMB in a move to support exports and boost the role of market pricing, the RMB experienced significant depreciation against the U.S. dollar. For example, in August 2015, the RMB depreciated by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease around 170 premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines or may require us to relocate our offices and incur the associated losses. In addition, for part of our leased premises, the lessors have not provided us with their ownership certificate. If there is a third-party claim with respect to ownership of the premises, our business may be affected.

In the event of failure to use the PRC state-owned lands in accordance with the approved use, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor. Additionally, under applicable PRC laws, construction companies are required to act in accordance with the applicable land use rights. Lessors are required to obtain approval from administrative authorities prior to changing the approved usage of a particular plot of PRC state-owned land. With respect to our PRC leased units, the actual use of certain leased units may not be entirely consistent with the approved uses for the corresponding land. We may be ordered by the PRC land administration authorities to return the land use right under relevant lease contracts.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings, etc.).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

The approval of the CSRC may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC domestic companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the CSRC has not issued any definitive rule of interpretation concerning whether offerings like ours under this prospectus are subject to CSRC approval procedures under the M&A Rules. This offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Haiwen & Partners, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to obtain approval from the CSRC for listing and trading of our ADSs on the NYSE because (i) our controlling shareholders or controllers are not PRC domestic companies or individuals, and (ii) our wholly owned PRC subsidiaries were established by foreign direct investment or the acquisition of a PRC domestic company before the effective date of the M&A Rules, rather than through merger or acquisition of domestic companies as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our ADSs.

The future development of money laundering and anti-terrorism regulations in the PRC may increase our obligations to supervise and report transactions between borrowers and investors on our marketplace, thereby increasing our costs and exposing us to the risk of criminal or administrative sanctions.

PRC laws and regulations relating to money laundering and anti-terrorism have undergone considerable development over recent years. The Guidelines and the Interim Measures require us to take effective measures to verify customer identities, monitor and report suspicious transactions and keep client information and transaction records safe. We are also required to assist in investigations by judicial authorities and the public security bureau. We currently rely primarily on our third-party payment companies and a partner bank to carry out anti-money laundering due diligence of our customers. Current PRC laws stipulate specific obligations and steps that the banks and third-party payment companies should follow for anti-money laundering due diligence. While the Guidelines and the Interim Measures do not stipulate explicit standards for our anti-money laundering obligations, any new requirement under money laundering laws to supervise and report transactions with our customers could have the effect of increasing our costs, and may expose us to potential criminal or administrative sanctions if we fail to comply.

In January 2016, the Standing Committee of the National People’s Congress announced the Anti-Terrorism Law of the People’s Republic of China, or the Anti-Terrorism Law. According to this law, telecommunications operators and Internet service providers shall implement supervision systems for network security and information content as well as technical safety precautions in accordance with the relevant laws and administrative regulations to prevent the dissemination of information involving terrorism and extremism. If such information is found, the corresponding data transmission will be immediately stopped, relevant records will be saved, relevant information will be deleted and a report shall be made to the public security organizations or related departments. Furthermore, telecommunications, Internet, finance, accommodations, long-distance passenger transportation and motor vehicle leasing business operators and service providers shall check the identities of their customers. No services are permitted to be provided to unidentified customers or those who refuse to comply with identification checks. While we believe that we are in compliance with the Anti-Terrorism Law, to the extent that our operations are not in compliance, we may be exposed to potential criminal or administrative sanctions.

The PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.

We engage third-party employment agencies to provide contract workers to save costs. On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, the number of contract workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, contract workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to create a plan to reduce the number of its contract workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new contract worker until the number of its contract workers has been reduced to below 10% of the total number of its employees.

As of June 30, 2016, the number of contract workers of three of our PRC operating entities exceeded the 10% cap and some contract workers are not engaged in temporary, auxiliary or substitute positions. Accordingly, we are required to reduce the number of our contract workers and replace them with directly hired employees, which may result in an increase in labor and administrative costs. While we expect to formulate and implement a plan and reduce the percentage of our contract workers to below 10% as soon as possible, we cannot assure you that we will be able to locate replacements for our contract workers on a timely basis and without incurring increased labor and administrative costs.

The application and interpretation of the new requirements under the amended Labor Contract Law are limited and uncertain. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with the contract workers. Furthermore, our failure to rectify this issue within the time period specified by the labor authority, may result in us being subject to penalties ranging from RMB5,000 to RMB10,000 per contract worker.

We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.

In the past, contributions by some of our PRC subsidiaries for some of their employees to the social security and housing funds may not have been in compliance with relevant PRC regulations. Pursuant to the Regulation on the Administration of Housing Accumulation Funds, as amended in 2002, the relevant housing fund authority may order an enterprise to pay outstanding contributions within a prescribed time limit. Pursuant to the PRC Social Insurance Law promulgated in 2010, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit, and may impose penalties if there is a failure to do so. Although we have made what we believe to be sufficient accruals to address these risks, some of our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing funds.

Risks Related to Our ADSs and This Offering

An active trading market for our Class A ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Our ADSs have been approved for listing on the NYSE. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be ADSs (equivalent to              Class A ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors, existing shareholders and the holders of our incentive shares have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profits or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$             per ADS. This number represents the difference between the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the offering price, and our pro forma as adjusted net tangible book value per ADS of US$             as of June 30, 2016, after giving effect to this offering, at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2016. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2016 or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted fourth amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our fourth amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of the outstanding ordinary, preferred and incentive shares held by the Class B Holders as of the date of this prospectus will be automatically redesignated or converted into Class B ordinary shares immediately prior to the completion of this offering. All other ordinary, preferred and incentive shares that are outstanding as of the date of this prospectus will be automatically redesignated or converted into Class A ordinary shares immediately prior to the completion of this offering. We intend to maintain the dual-class voting structure after the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, the Class B Holders will own approximately             % of our total issued and outstanding ordinary shares and             % of the voting power of our outstanding shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option. Therefore, the Class B Holders will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company. To the extent that they align together, their interests may differ from those of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, DLB CRF Holdings, LLC and funds managed by Broadline Capital LLC or its affiliates hold 26.6% and 15.5%, respectively, of our share capital on an as-converted basis. Christopher Thorne, our director, holds voting and dispositive power over the shares held by Broadline Capital LLC. In addition, our chairman and chief executive officer, Dr. Zhengyu (Zane) Wang, his brother, Gary Wang, and Andrew Mason, our director, are the Class B Holders and hold 9.9%, 5.2% and 2.7%, respectively, of our share capital on an as-converted basis, and will hold             %,             % and             %, respectively, of the voting interests of our company following the completion of this offering. To the extent that Class B Holders align together, they would collectively hold a majority of the voting interests of our company following the completion of this offering. Accordingly, in instances when their interests are aligned and they vote together, these parties could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, and would also have the power to prevent or cause a change in control. In addition, without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders. The concentration in ownership and voting power of our ordinary shares in our directors, officers and principal shareholders may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders (other than our memorandum and articles of association and any special resolutions passed by our shareholders). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the Class A ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will use its best endeavors to vote the Class A ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the depository. Under our fourth amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 15 calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. Also, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADSs against us and/or the depositary. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give proper or timely voting instructions to the depositary as to how to vote at shareholders’ meetings, you cannot prevent the Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities which are represented by your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, or on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ADSs.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NYSE, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

LETTER FROM DR. ZHENGYU (ZANE) WANG

FOUNDER, CHAIRMAN & CHIEF EXECUTIVE OFFICER

My personal journey began with a vision and desire to bring affordable consumer credit to the emerging middle class in China. This vision did not arise overnight, but instead grew over years of study, work and life experiences in the consumer credit market, both in the U.S. and China.

I was born and raised in China and spent my graduate school and early working years in the U.S. Through my doctoral studies in the field of Statistics and early work experience at Sears Credit in Chicago, I came to understand how credit markets function and credit risks are analyzed in developed economies, and I began to consider how similar principles could be applied in China.

In 1995, when I became Head of Analytics for Sears Credit, which had the largest consumer credit portfolio in the world at the time, access to affordable credit was a natural expectation of middle-class Americans. Over time, I began to see how this should also be possible in China, and I started to focus my efforts on making this a reality. So after a ten-year career in the U.S., in 2001, I sold my house in Illinois and returned to China with my family to help build the country’s first consumer credit infrastructure.

Over the following ten years in China, my team and I learned a great deal while helping China’s largest banks to underwrite, score or originate over 100 million credit cards. I also came to a startling realization—that, for a variety of reasons, banks in China do not or cannot serve the credit needs of a key demographic group—China’s emerging middle class. This vibrant group includes 500 million people who are active users of mobile technology, but have no access to affordable credit. We believe these people, whom we call EMMAs (Emerging Middle-class, Mobile Active consumers), represent the future of China. I saw this as an inspiring opportunity to use technology and innovation to improve the lives of millions of people.

We founded our business with the simple idea of using our marketplace and our unique technology developed over 15 years to bring affordable consumer credit to China’s EMMAs and meet the lifetime credit needs of this economically active group. Over the past year, we have collaborated with leading companies in China, including the top Chinese banks and internet companies, who have validated our unique know-how and technology, and have trusted us to leverage the information on their vast customer bases to create a vibrant consumer credit market in China.

We have made great strides towards our goals, but still have much work to do to achieve my vision of bringing affordable credit to China’s emerging middle class, one of the world’s largest untapped consumer credit markets. We hope you will join us on our journey.

Sincerely,

Zane

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the credit industry, and marketplace lending in particular, in China;

•	our expectations regarding demand for and market acceptance of our marketplace’s products and services;

•	our expectations regarding our marketplace’s bases of borrowers and investors;

•	our plans to invest in our platform;

•	our relationships with our cooperation partners;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our shares, retain talented employees by providing them with equity incentives and enable access to the public equity markets for us and our shareholders. As of the date of this prospectus, we intend to use the net proceeds from this offering to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform. We may also use a portion of the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, our management will have discretion in the application of net proceeds to us from this offering.

The selling shareholders will receive approximately US$             in net proceeds from their sale of              ADSs in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders, which will be approximately US$            , assuming an initial public offering price of US$             per ADS, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters’ option to purchase additional ADSs is exercised in full, we estimate the selling shareholders will receive net proceeds of US$            . We will not receive any proceeds from the sale of ADSs by the selling shareholders. See “Principal and Selling Shareholders” and “Underwriting.”

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company registered in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations.” and “Risk Factors—Risks Related to Doing Business in China—The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.”

If we pay any dividends, we will pay such dividends on the shares represented by ADSs to the depositary, and the depositary will pay such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of our subsidiaries in China are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting and functional currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with ASC Topic 830, “Foreign Currency Matters.” The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your reference and convenience. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.6459 to US$1.00, the noon buying rate on June 30, 2016, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 2, 2016, the noon buying rate for Renminbi was RMB6.6790 to US$1.00.

	Midpoint of Buy and Sell Prices for U.S. Dollars per RMB
Period	Period-End	Average(1)	Low	High
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1410	6.0537	6.2438
2014	6.2046	6.1702	6.0402	6.2591
2015	6.4778	6.2869	6.1980	6.4778
2016
February	6.5525	6.5501	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April	6.4738	6.4754	6.4571	6.5004
May	6.5798	6.5259	6.4738	6.5798
June	6.6459	6.5892	6.5590	6.6481
July	6.6371	6.6771	6.6371	6.7013
August	6.6774	6.6466	6.6239	6.6778
September (through September 2, 2016)	6.6790	6.6751	6.6713	6.6790

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of June 30, 2016 as follows:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares on a one-for-one basis into Class A ordinary shares, in the case of all shareholders other than the Class B Holders, and Class B ordinary shares, in the case of the Class B Holders, immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares on a one-for-one basis into Class A ordinary shares, in the case of all shareholders other than the Class B Holders, and Class B ordinary shares, in the case of the Class B Holders, and (ii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with the consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included in this prospectus.

	As of June 30, 2016
	Actual	Pro forma(1)	Pro Forma As Adjusted(2)(3)
		US$ (in thousands) (unaudited)
Cash and cash equivalents	5,939	5,939

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of June 30, 2016; no shares outstanding on a pro forma basis as of June 30, 2016; and no shares outstanding on a pro forma as adjusted basis)	6,652	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of June 30, 2016; no shares outstanding on a pro forma basis as of June 30, 2016; and no shares outstanding on a pro forma as adjusted basis)	34,321	—
Series C preferred shares (US$0.0001 par value; 1,737,247 shares issued and outstanding as of June 30, 2016; no shares outstanding on a pro forma basis as of June 30, 2016; and no outstanding on a pro forma as adjusted basis)	46,974	—

Total mezzanine equity	87,947	—

Shareholders’ (deficit) equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,483,934 shares issued and outstanding as of June 30, 2016; 30,236,507 Class A ordinary shares and 6,756,488 Class B ordinary shares outstanding on a pro forma basis as of June 30, 2016; and shares outstanding on a pro forma as adjusted basis	2	4
Additional paid-in capital	—	88,972
Accumulated other comprehensive income	1,374	1,304
Accumulated deficit	(81,142)	(81,706)

Total shareholders’ (deficit) equity	(79,766)	8,574

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	42,932	43,325

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders other than the Class B Holders will be automatically converted into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders will be automatically converted into Class B ordinary shares on a one-for-one basis.

Unaudited pro forma balance sheet information as of June 30, 2016 assumes the automatic conversion of all of the outstanding preferred shares held by the existing shareholders other than the Class B Holders into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders into Class B ordinary shares on a one-for-one basis, as if the conversion had occurred as of June 30, 2016.

Unaudited pro forma basic and diluted net income per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

(2)	A US$1.00 change in the assumed initial public offering price of US$ per share, or US$ per ADS, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase, in the case of an increase, or decrease, in the case of a decrease, each of additional paid-in capital, total shareholders’ deficit and total liabilities and equity by approximately US$ million.
(3)	The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our pro forma, as adjusted, net tangible book value per ADS after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares and (ii) this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted, net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2016 was approximately US$7.5 million, or US$0.46 per ordinary share as of that date and US$              per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total intangible assets and the amount of our total consolidated liabilities. Pro forma as adjusted net tangible book value per ordinary share represents our net tangible book value divided by our total number of outstanding ordinary shares, each after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares and (ii) this offering. Dilution is determined by subtracting net tangible book value per ordinary share and preferred shares on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2016, other than to give effect to (i) the automatic conversion of all of our preferred shares that are issued and outstanding into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been approximately US$             million, or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$     per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
(US$)
Assumed initial public offering price per Class A ordinary share	$		$
Net tangible book value as per ordinary share of December 31, 2015		$0.46	$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our preferred shares into ordinary shares	$		$
Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares, and (ii) this offering	$		$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$		$

A US$1.00 change in the assumed public offering price of US$             per ADS would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2016, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or shares) purchased from us and the selling shareholders in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share (in US$)	Average Price Per ADS (in US$)
	Number	Percent		Amount (in US$ thousands)	Percent
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

No share-based award has been granted under our 2016 Equity Incentive Plan as of the date of this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Haiwen & Partners, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws of the United States will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of the PRC laws relating to the enforcement of civil liability, including without limitation to the PRC Civil Procedure Law based either on treaties between China and the jurisdiction where the judgment is rendered or on reciprocity between the jurisdictions. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

HISTORY AND REORGANIZATION

Our Company

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC. Prior to that, we operated through our subsidiaries, Capital Financial Co., Ltd. and Shanghai Shouhang Business Management Co., Ltd. or Shanghai Shouhang, which were established in 1997 and 2002, respectively. Substantially all of our business activities are undertaken by our wholly owned subsidiaries organized in China. We began our credit analytics service provider business in 2001. We developed our proprietary, advanced technology over the past 15 years, during which our founders and management team advised many of China’s largest financial institutions in analyzing consumer credit to issue over one hundred million credit cards to consumers. During this time, we believe that we were China’s leading credit analytics service provider, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services. We provided these services to issuers of approximately 100 million credit cards, which represented approximately half of the active credit cards issued in China at that time. As a result, our management team acquired intimate knowledge of China’s credit market, which they used in the development of our predictive selection, credit scoring and automated decisioning technologies to address China’s unique demographics. We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

In 2005, we established our advisory board to provide guidance to and assist our management team. Our advisory board currently consists of some of the most experienced innovators in the credit industry, including Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express. See “Management—Advisor Biographies.” Since the establishment of our advisory board, all of our advisors have held an equity stake in our company. We report to and receive input from our advisory team on a regular basis.

In 2010, we capitalized on our 10 years of experience as a consumer credit service provider to form our marketplace lending platform. Thereafter, we achieved the following milestones:

•	In 2012, we increased the scale of our operations through the implementation of a centralized sales management team and automated decisioning technology.

•	In 2013, Dr. Zhengyu (Zane) Wang drafted the first self-regulatory documents for the marketplace lending industry in China for the China Association of Microfinance.

•	In 2014, we were invited by the PBOC to be a founding member of the Chinese Internet Finance Association.

•	In December 2014, we established a technology development center in Mountain View, California, which has allowed us to stay at the forefront of emerging trends in big data and analytics.

•	In January 2015, we implemented variable pricing based on four years of statistically significant loan data for lifestyle loans.

•	In February 2015, we launched our online and mobile-based channels with Tencent QQ on a large scale using our predictive selection technology.

•	In August 2015, we implemented variable pricing based on the data aggregated from three million consumption loans facilitated on our platform.

•	In September 2015, we launched our online and mobile-based channels with Baidu using our predictive selection technology.

Our Structure Immediately Prior to the Reorganization

The following chart depicts our organizational structure immediately prior to the reorganization.

(1)	30% of Haidong’s shares are held directly by China Risk Finance LL (China) Co., Ltd, or Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.

Our Structure Immediately Following the Reorganization

On February 11, 2015, we formed CRF China Holding Co. Limited in Hong Kong as a wholly owned subsidiary of China Risk Finance LLC. In October and November 2015, China Risk Finance LLC completed the transfer of its entire equity interests in China Risk Finance LL (China) Co., Ltd. and CRF Finance Lease Co., Ltd. to CRF China Holding Co. Limited and China Capital Financial LLC completed the transfer of its entire equity interests in Shanghai Shouhang to CRF China Holding Co. Limited. Such transfers have all been approved by the appropriate governmental departments.

On May 6, 2015, we formed CRF China Limited in the British Virgin Islands as a wholly owned subsidiary of China Risk Finance LLC.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, our name was changed to China Rapid Finance Limited. Following our registration in the Cayman Islands on August 18, 2015, our company continued for all purposes as if originally incorporated and registered as an exempted company under and subject to the Companies Law of the Cayman Islands, the provisions of which shall apply to our company and all persons and matters associated with us as if we had been so originally incorporated and registered.

In October 2015, China Risk Finance LL (China) Co., Ltd. changed its name to “Shanghai CRF Business Management Co., Ltd.”

The following chart depicts our organizational structure as of the date of this prospectus.

(1)	30% of Haidong’s shares are held directly by Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.

In connection with the reorganization, (i) all of China Risk Finance LLC’s common shares representing membership interests were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights and preferences and (ii) the Series A, Series B and Series C preferred shares of China Risk Finance LLC representing membership interests were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited.

The following is a brief description of each of our subsidiaries in China:

•	CRF Wealth Management Co., Ltd. provides investor services and manages the online component of our marketplace lending platform.

•	Shanghai CRF provides borrower services, including data verification, and loan matching and payment management services, and holds an ICP filing for our marketplace.

•	Shanghai Shouhang manages the Safeguard Program for the investors on our marketplace, which is accounted for in accordance with ASC Topics 450 and 460. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for a more detailed discussion.

•	Haidong provides micro-credit loan products, tests new loan products and facilitates consumption loans.

•	Capital Financial Co., Ltd. provides data analytics and technical support services to institutions, including banks, and is a holder of certain of our company’s intellectual property.

•	Shanghai CRF Financial Information Service Co. provides information services.

•	We currently do not conduct operations under Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., CRF Finance Lease Co., Ltd. (which holds a guarantee license) and Shanghai HML Assets Management Co., Ltd. (which was established to accept international funding in the Shanghai Free Trade Zone).

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the three years ended December 31, 2015, and as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data for the six months ended June 30, 2015 and 2016, and as of June 30, 2016, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statement of comprehensive income for the three years ended December 31, 2015 and for the six months ended June 30, 2015 and 2016.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands, except share data and per share data)
			(unaudited)
Selected Consolidated Statement of Comprehensive Income:
Revenue
Transaction and service fees (net of customer acquisition incentive)	39,631	60,281	62,535	28,286	27,164
Other revenue	929	1,027	946	470	657

	40,560	61,308	63,481	28,756	27,821

Provision for loan losses	(133)	(580)	(3,924)	(3,840)	(11)
Business related taxes and surcharges	(2,288)	(2,960)	(3,424)	(1,571)	(767)

Net revenue	38,139	57,768	56,133	23,345	27,043

Operating expense
Servicing expenses	(4,187)	(7,465)	(13,484)	(6,389)	(7,036)
Sales and marketing expenses	(16,726)	(27,347)	(34,182)	(18,140)	(13,995)
General and administrative expenses	(12,995)	(23,739)	(36,030)	(17,675)	(21,669)

Total operating expenses	(33,908)	(58,551)	(83,696)	(42,204)	(42,700)

Other income (expense)
Other income (expense), net	851	1,267	(2,456)	(717)	(506)

Profit (loss) before income tax expense	5,082	484	(30,019)	(19,576)	(16,163)
Income tax expense	(1,332)	(353)	(7)	—	—

Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(288)	(144)	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,621)	(810)	(810)
Accretion of Series C convertible redeemable preferred shares to redemption value	—	—	(1,292)	—	(1,823)
Allocation of net profit to participating preferred shareholders	(735)	—	—	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(33,227)	(20,530)	(18,940)

Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Foreign currency translation adjustment, net of nil tax	142	1	(533)	(134)	402

Comprehensive income (loss)	3,892	132	(30,559)	(19,710)	(15,761)

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	15,977,212	16,084,124	16,232,433	16,174,492	16,375,388
Diluted	17,506,132	16,084,124	16,232,433	16,174,492	16,375,388
Earnings (loss) per share attributable to ordinary shareholders
Basic	0.04	(0.11)	(2.05)	(1.27)	(1.16)
Diluted	0.04	(0.11)	(2.05)	(1.27)	(1.16)

The following table presents our selected consolidated balance sheet data as of December 31, 2014 and 2015 and June 30, 2016.

	As of December 31,		As of June 30,
	2014	2015	2016	2016
	US$	US$	US$	US$ Pro forma(1)(2) (unaudited)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	5,813	25,045	5,939	5,939
Restricted cash(3)	5,218	11,890	8,841	8,841
Total assets	41,299	68,272	42,932	42,932
Safeguard Program payable	16,605	18,555	14,794	14,794
Total liabilities	31,606	44,907	34,751	34,751
Total mezzanine equity	38,110	84,950	87,947	—
Total shareholders’ (deficit) equity	(28,417)	(61,585)	(79,766)	8,181

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders other than the Class B Holders will be automatically converted into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders will be automatically converted into Class B ordinary shares on a one-for-one basis.
(2)	Assumes the automatic conversion of all of the outstanding preferred shares held by the existing shareholders other than the Class B Holders into Class A ordinary shares on a one-for-one basis and all preferred shares held by the Class B Holders into Class B ordinary shares on a one-for-one basis, as if the conversion had occurred as of June 30, 2016.
(3)	Restricted cash represents funds received from investors and borrowers of lifestyle loans for the Safeguard Program, which is only available to lifestyle loan investors.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,				As of or for the Six Months Ended June 30,
	2013	2014	2015		2015	2016
Number of loans facilitated(1)
Lifestyle loans	34,986	42,205	38,190		16,202	16,744
Consumption loans	—	21,046	4,593,591		2,034,988	2,266,663

Total	34,986	63,251	4,631,781	(6)	2,051,190	2,283,407
Number of borrowers(2)	51,588	101,384	701,019	(7)	587,710	773,627
Loan volume (in US$ millions)(3)
Lifestyle loans	213.0	335.2	393.0		159.3	194.9
Consumption loans	—	1.5	350.3		151.0	226.8

Total	213.0	336.7	743.3	(8)	310.3	421.7

Gross billings on transaction and service fee (in US$ millions)(4)
Lifestyle loans	39.6	60.3	60.5		28.1	27.0
Consumption loans	0	0	5.5		2.1	3.3

Total	39.6	60.3	66.0		30.2	30.3
Repeat borrower rate(5)	4%	10%	65%		60%	65%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.

(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before net of customer acquisition incentive. For the importance of gross billings on transaction and service fees, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Operating and Financial Metrics.”
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured, each as of the relevant date.
(6)	Represents a CAGR of 1,051% from the year ended December 31, 2013 to the year ended December 31, 2015.
(7)	Represents a CAGR of 274% from December 31, 2013 to December 31, 2015.
(8)	Represents a CAGR of 61% from the year ended December 31, 2013 to the year ended December 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 7 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$810 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 104 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology, which uses data analytics to identify and evaluate potential borrowers, to acquire customers on a massive scale. With this proprietary technology, we are able to use non-traditional data from alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We generate revenue primarily from transaction and service fees for providing lending-related services on our marketplace. Our services include loan matching services, loan repayment services and management of a Safeguard Program. The gross billings on transaction and service fees include transaction fees paid by borrowers for loans facilitated on our marketplace and account management fees paid by investors over the term of the loans. We recognize transaction fees from borrowers upon successful loan matching, when the loan agreement is executed and the loan amount is provided by the investor to the borrower. The fees related to account management services are recognized over the loan term as services are provided and as cash is received. Our gross billings on transaction and service fees were US$39.6 million, US$60.3 million, US$66.0 million and US$30.3 million, for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016, respectively.

We have achieved significant growth in recent years. According to Oliver Wyman, during the six months ended July 15, 2015, consumer finance loans facilitated over our online marketplace accounted for 74% of the total number of online consumer finance loans in China. Our gross billings on transaction and service fees, increased by 52.1%, or US$20.7 million, from US$39.6 million in 2013 to US$60.3 million in 2014, and by 9.5%, or US$5.7 million, from US$60.3 million in 2014 to US$66.0 million in 2015. For the six months ended June 30, 2015 and 2016, our gross billings on transaction and service fees were US$30.2 million and US$30.3 million, respectively. We achieved net profit (loss) of US$3.8 million, US$131,000 and US$(30.0) million in 2013, 2014 and 2015, respectively. For the six months ended June 30, 2015 and 2016, our net loss was US$19.6 million and US$16.2 million, respectively.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,				As of or for the Six Months Ended June 30,
	2013	2014	2015		2015	2016
Number of loans facilitated(1)
Lifestyle loans	34,986	42,205	38,190		16,202	16,744
Consumption loans	—	21,046	4,593,591		2,034,988	2,266,663

Total	34,986	63,251	4,631,781	(6)	2,051,190	2,283,407
Number of borrowers(2)	51,588	101,384	701,019	(7)	587,710	773,627
Loan volume (in US$ millions)(3)
Lifestyle loans	213.0	335.2	393.0		159.3	194.9
Consumption loans	—	1.5	350.3		151.0	226.8

Total	213.0	336.7	743.3	(8)	310.3	421.7

Gross billings on transaction and service fee (in US$ millions)(4)
Lifestyle loans	39.6	60.3	60.5		28.1	27.0
Consumption loans	0	0	5.5		2.1	3.3

	39.6	60.3	66.0		30.2	30.3
Repeat borrower rate(5)	4%	10%	65%		60%	65%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before net of customer acquisition incentive.
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(6)	Represents a CAGR of 1,051% from the year ended December 31, 2013 to the year ended December 31, 2015.
(7)	Represents a CAGR of 274% from December 31, 2013 to December 31, 2015.
(8)	Represents a CAGR of 61% from the year ended December 31, 2013 to the year ended December 31, 2015.

We believe gross billings on transaction and service fees is a key operating metric and an important indicator of our growth and business performance. Gross billings on transaction and service fees are directly related to the loan volume that is successfully matched on our marketplace, thus showing a correlation between gross billings on transaction and service fees and loan volume. Presentation of gross billings on transaction and service fees helps illustrate growth rates and trends of our business and the collection of fees.

We categorize the loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months and principal amounts generally of up to RMB6,000 (approximately US$900). Consumption loans are made either using our proprietary predictive selection technology or based on the history repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years and principal amounts generally of up to RMB100,000 (US$15,050).

The number of loans facilitated on our marketplace increased from 34,986 in 2013 to 63,251 in 2014 and to 4,631,781 in 2015, and increased from 2,051,190 in the six months ended June 30, 2015 to 2,283,407 in the six months ended June 30, 2016. The loan volume facilitated on our marketplace increased from US$213.0 million in 2013 to US$336.7 million in 2014 to US$743.3 million in 2015, and increased from US$310.3 in the six months ended June 30, 2015 to US$421.7 million in the six months ended June 30, 2016. The cumulative number of borrowers increased from 51,588 as of December 31, 2013 to 101,384 as of December 31, 2014, and to 720,758 as of December 31, 2015, and increased from 587,710 as of June 30, 2015 to 773,627 as of June 30, 2016.

In February 2015, we started to facilitate consumption loans on a large scale. We facilitated 4.6 million and 2.3 million consumption loans in 2015 and the six months ended June 30, 2016, respectively, which represented 47% and 54% of the total loan volume on our marketplace in 2015 and the six months ended June 30, 2016, respectively. However, as we generally charge 1-2% of the amount of loan principal as gross billings on the transaction and service fee, these consumption loans did not result in a significant amount of fees in 2015 and the first six months of 2016. Due to repeat consumption loan borrowers on our platform having access to larger consumption loans with longer maturity terms and that we only pay customer acquisition incentives with respect to first-time borrowers, we estimate that we will generate more recurring gross billings from existing borrowers in subsequent years at low acquisition costs.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China, Borrower Acquisition and Repeat Borrowers

The continued success of our marketplace is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers. According to Oliver Wyman, China’s consumer credit market is one of the most underpenetrated markets in the world. We intend to make our marketplace accessible to as many qualified EMMA borrowers as possible in a cost-effective manner. According to the PBOC, as of December 31, 2014, approximately 75% of China’s consumers did not have a credit history. We believe this is because banks in China do not lend to EMMAs due to the absence of credit data, the costs associated with data collection and the inability of banks to engage in variable pricing. Our proprietary technology creates the significant advantage of a highly scalable borrower acquisition platform for accessing these underserved EMMAs. We believe our ability to attract a large number of quality borrowers to our marketplace at a lower cost, which in turn facilitates investor acquisition and retention, differentiates us from our competitors in the Chinese consumer credit market.

PRC Regulatory Environment

The regulatory environment for the consumer lending industry in China is evolving and creating opportunities that could affect our results of operations. We have closely tracked the development and implementation of new rules and regulations. These requirements have created entry barriers for many consumer lending companies in China and further differentiated us from our competitors. For example, in September 2015, we became the first marketplace operator in China to enter into a fund custody framework agreement with a third-party payment agent and one of China’s large state-owned banks, CCB, in order to comply with recently promulgated regulations that will require marketplaces to conduct third-party payment operations through a banking financial institution. We are also a founding member of the Chinese Internet Finance Association. We are adjusting our business model to ensure timely compliance with new rules and believe that such timely compliance with these newly promulgated rules will provide us with a competitive advantage in the PRC consumer lending industry. Our operations may need to be further modified to comply with relevant PRC laws and regulations on consumer lending as the regulatory regime for this sector continues to evolve. Such compliance may increase our operating costs, but may also drive increased loan volume to our marketplace, thereby increasing our revenue.

Effectiveness of Our Proprietary Credit Assessment Technology

We are a technology-driven company and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace.

Leveraging our decade-long history of creating credit solutions for Chinese financial institutions and over five years of “test and learn” experience in facilitating marketplace lending, we have developed proprietary predictive selection technology that addresses credit data limitations in China. Our proprietary credit assessment technology has allowed us to become the only marketplace in China, according to Oliver Wyman, to utilize predictive selection technology to pre-screen potential borrowers for instant loans on a massive scale. We evaluate our proprietary credit assessment technology on a regular basis and leverage the additional data on loan history experience, borrower behavior, economic factors and prepayment trends that we accumulate to continually improve our technology. Our loan volumes and financial performance will continue to be dependent on our ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates. For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016, we spent US$0.6 million, US$1.0 million, US$2.3 million and US$1.6 million, respectively, on research and development activities.

Average Annual Investment Return

The ability of our marketplace to continue to attract potential borrowers and investors is largely dependent on our marketplace’s effectiveness. A key measure in assessing effectiveness is average annual investment return, which is calculated as the return to investors on our marketplace net of credit losses and, in the case of lifestyle loans, taking into account payments from the Safeguard Program. For lifestyle loans, annual investment return is calculated as total interest income received by the investors, less account management fees paid to us by the investors, less subsequent contributions to the Safeguard Program borne by the investors, all divided by the investors’ weighted average balance of lending capital. For consumption loans, annual investment return is calculated as total interest income received by the investors, plus customer acquisition incentives given to investors, less account management fees paid to us by the investors, less credit losses from consumption loans borne by the investors, all divided by the investors’ weighted average balance of lending capital. In the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016, average annual investment return for investors of lifestyle loans was 11.6%, 11.9%, 11.5% and 11.5%, respectively. Annual investment return was 12.8% and 13.0% per annum for investors of consumption loans for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. To the extent that our competitors have higher average annual investment returns, investors may lend their capital on other marketplaces.

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits and patterns. Demand for lifestyle loans facilitated by our marketplace is generally higher in the third and fourth quarters, due to general consumer spending habits. As a result, we earn a higher portion of our revenue and net income during the third and fourth quarters. However, as we only have a relatively short operating history for our online loan program, the seasonal impact of such loan program on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Ability to Retain Existing Borrowers as Repeat Borrowers

We believe the number of repeat borrowers on our platform is important to our financial results. For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016, our cumulative repeat borrower rate was 4%, 10%, 65% and 65%, respectively. The increase from December 31, 2013 to June 30, 2016 was mainly attributable to the introduction and increase of consumption loans and consumption loan borrowers. Repeat borrowing reduces our average borrower acquisition costs, which are predominantly associated with the acquisition of new borrowers. Our repeat borrowers tend to increase their loan sizes with each subsequent loan, thereby increasing the amount of fees generated per loan. We believe our increasing number of repeat borrowers is primarily due to the continued improvement in loan products and our customer services. Our ability to continue to retain existing borrowers as repeat borrowers will be an important factor in our continued revenue growth and profitability.

Key Components of Results of Operations

Revenue

The table below sets forth the breakdown our revenue for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentive)	39,631	60,281	62,535	28,286	27,164
Other revenue	929	1,027	946	470	657

	40,560	61,308	63,481	28,756	27,821

Provision for loan losses	(133)	(580)	(3,924)	(3,840)	(11)
Business related taxes and surcharges	(2,288)	(2,960)	(3,424)	(1,571)	(767)

Net revenue	38,139	57,768	56,133	23,345	27,043

We generate revenue primarily from transaction and service fees by providing lending-related services on our marketplace. Our services include (i) loan matching services through which we match investors to borrowers on our marketplace and facilitate the execution of loan agreements between the investor and the borrower; (ii) loan repayment services through which we assist investors in collecting loan payment from borrowers; and (iii) management of a Safeguard Program under which a fund is maintained and used in the event of borrowers’ defaults to repay investors who opt into the Safeguard Program. Prior to approving potential borrowers for lifestyle loans, we verify data submitted by the borrower, including his or her name, age, residential address, government identification number, place of employment, bank account information and other information.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$900). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$15,050). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued. Other than consumption and lifestyle loans, certain loans are sourced from our micro-lending operations by our subsidiary, Haidong. Such loans accounted for less than 1% of the total loans facilitated on our marketplace as of June 30, 2016. Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2013			2014			2015
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average account management fee	Average interest rate (p.a.)	Average rate of transaction fee	Average account management fee	Average interest rate (p.a.)	Average rate of transaction fee	Average account management fee
Consumption loans	Less than 3 months	N/A	N/A	—	21%	1% of loan principal	0.35% of loan principal	21%	1-2% of loan principal	0.35% of loan principal
Lifestyle loans	3 months to 3 years	17%	16% of loan principal	0.6% of loan principal	16%	16% of loan principal	0.8% of loan principal	15%	14% of loan principal	1.6% of loan principal
Micro-credit loans	1 year to 3 years	N/A	N/A	—	18%	1% of loan principal	—	18%	1% of loan principal	—

We generate revenue from transaction fees and service fees. For lifestyle loans, we recognize transaction fees from borrowers upon successful loan matching, when the loan agreement is executed and the loan amount is provided by the investor to the borrower. The service fees earned from investors are recognized over the loan term as services are provided and upon collection. For consumption loans, the transaction fees can only be recognized upon collection because they are contingent until that time. Transaction fees of US$38.2 million, US$57.6 million and US$55.5 million, and service fees of US$1.4 million, US$2.7 million and US$7.0 million, were recognized during the years ended December 31, 2013, 2014 and 2015, respectively. The decrease in total transaction fees was mainly due to the decrease in average transaction fees for lifestyle loans from 16% in 2014 to 14% in 2015 as a result of different loan product mix and improved borrower quality, while the increase in service fees reflects an increase in the amount of outstanding loans as compared to the prior year, and increase in service fee charge rate from 0.8% of loan principal in 2014 to 1.6% of loan principal in 2015. Transaction fees of US$24.6 million and US$23.9 million and service fees of US$3.7 million and US$3.3 million were recognized during the six months ended June 30, 2015 and 2016, respectively. The decrease in total transaction fees was mainly due to the decrease in average transaction fees for lifestyle loans, while the decrease in service fee reflects a slight decrease in service charge rate.

Our marketplace offers loan types with various maturity lengths and rates in order to meet the needs of borrowers. In February 2015, we introduced consumption loans on our marketplace on a large scale. The transaction fees for these consumption loans are 1-2% of the principal amount while transaction fees for lifestyle loans have been on average 14% to 16% of the principal amount. This difference in transaction fee percentages of principal amounts for consumption and lifestyle loans is a function of the differing maturity lengths and data verification procedures of these two types of loans. We generally charge higher transaction fees on lifestyle loans.

Our gross billings on transaction and service fees were US$39.6 million, US$60.3 million and US$66.0 million, for the years ended December 31, 2013, 2014 and 2015, respectively, and were US$30.2 million and US$30.3 million for the six months ended June 30, 2015 and 2016, respectively. Gross billings on transaction and service fees arising from lifestyle loans represented 18.0%, 17.5% and 15.0% of the lifestyle loan volume amounts in the years ended December 31, 2013, 2014 and 2015, respectively, and represented 17.6% and 14.0% of lifestyle loan volume amounts in the six months ended June 30, 2015 and 2016, respectively. The gross billings on transaction and service fees arising from lifestyle loans did not increase in proportion to the increase in loan volume mainly because of the reduced average rate of transaction fees as a result of improved borrower quality and loan mix. Gross billings on consumption loans were 1.5% and 1.5% of the consumption loan volume amount in the year ended December 31, 2015 and the six months ended June 30, 2016. As the consumption loan borrowers have high repeat borrowing patterns and we only pay customer acquisition incentives with respect to first-time borrowers of consumption loans, we expect that they will generate repeat gross billings without significant additional acquisition cost.

The average size of lifestyle loans facilitated on our marketplace increased from US$6,090 in 2013 to US$7,941 in 2014 and US$10,290 in 2015, and increased from US$9,830 in the six months ended June 30, 2015 to US$11,640 in the six months ended June 30, 2016. The total number of lifestyle loans facilitated on our marketplace was 34,986, 42,205 and 38,190 during each of the years ended December 31, 2013, 2014 and 2015, respectively, and was 16,202 and 16,744 during each of the six months ended June 30, 2015 and 2016, respectively. Consumption loans were launched in the fourth quarter of 2014 with transaction fees of approximately 1% to 2%. The total number of consumption loans facilitated on our marketplace was zero, 21,046 and 4,593,591 in 2013, 2014 and 2015, respectively, and was 2,034,988 and 2,266,663 during each of the six months ended June 30, 2015 and 2016. The average size of consumption loans facilitated on our marketplace was US$70 and US$76 in 2014 and 2015, respectively, and increased from US$74 in the six months ended June 30, 2015 to US$100 in the six months ended June 30, 2016. The total number of loans facilitated on our marketplace increased from 34,986 in 2013 to 63,251 in 2014 and to 4,631,781 in 2015, and increased from 2,051,190 in the six months ended June 30, 2015 to 2,283,407 in the six months ended June 30, 2016. However, since in 2015 most of this growth was attributable to lower fee-generating consumption loans, our gross billings on transaction and service fees, which were predominantly derived from lifestyle loans, did not increase proportionally during the same periods.

In addition, we generate a small portion of other revenue, which consists of (i) interest income on micro-credit loans provided by Haidong in connection with its micro-credit loan business, and (ii) credit consulting fees collected by our subsidiary, Capital Financial Co., Ltd., in connection with its credit consulting services provided to Chinese banks. Our other revenue amounted to US$0.9 million, US$1.0 million and US$0.9 million, representing 2.3%, 1.7% and 1.5% of our revenue, for the years ended December 31, 2013, 2014 and 2015, respectively, and US$0.5 million and US$0.7 million, representing 1.6% and 2.4% of our revenue, for the six months ended June 30, 2015 and 2016, respectively.

Customer Acquisition Incentives

In order to encourage investors to make consumption loans to first-time borrowers on our marketplace, we offer customer acquisition incentives. Customer acquisition incentives of approximately US$20 per new borrower are only paid when an investor funds a loan facilitated on our platform for a new consumption loan borrower. Customer acquisition incentives are both a marketing tool and an incentive to help us penetrate the consumption loan business and maximize the portion of the overall fees that we may retain from these borrowers by mitigating potential financial losses from first-time borrowers of consumption loans. Other than the customer acquisition incentives, we do not assume any credit risk for investors. Investors bear ultimate credit losses for loans they fund, and this amount could be in excess of any customer acquisition incentives they receive. These incentives amounted to US$7.1 million in 2015, of which US$3.5 million was recorded as a reduction of revenue and $3.6 million was recognized as sales and marketing expenses. In addition, these incentives amounted to US$5.5 million and US$2.0 million in the six months ended June 30, 2015 and 2016, respectively, of which US$1.9 million and US$2.0 million, respectively, was recorded as a reduction of revenue such that revenue generated from consumption loans was reduced to US$0.2 million and US$1.2 million, respectively, and the remaining US$3.6 million and US$0 million, respectively, was recognized as sales and marketing expenses. When recording these incentives as a reduction in revenue results in negative revenue on a cumulative basis from an investor, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program, which may not result in sufficient probable future revenue to recover such shortfall. Customer acquisition incentive payments are settled on a quarterly basis with participating consumption loan investors. We believe the payments of customer acquisition incentives help us to increase the the pool of capital available to make loans to new borrowers on our marketplace, which in turn help us to increase the number of new borrowers.

While there are inherent uncertainties with the consumption loan business, we expect to recover the customer acquisition incentive payments from recurring transaction and service fees from repeat borrowers of consumption loans within 15 to 24 months from the funding of the initial consumption loans. We believe that the customer acquisition incentives are an effective customer acquisition tool, and we expect to continue this business strategy during our market-penetration stage of growth.

Operating Expenses

Our primary operating expenses consist of (i) servicing expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses. The table below sets forth the breakdown of our operating expenses for the periods indicated:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2013		2014		2015		2015		2016
	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses	Amount (US$)	% of Total Operating Expenses
	(in thousands, except percentages)
Operating expenses
Servicing expenses	4,187	12.3%	7,465	12.7%	13,484	16.1%	6,389	15.1%	7,036	16.5%
Sales and marketing expenses	16,726	49.3	27,347	46.7	34,182	40.8	18,140	43.0	13,995	32.8
General and administrative expenses	12,995	38.3	23,739	40.5	36,030	43.1	17,675	41.9	21,669	50.7

Total operating expenses	33,908	100.0%	58,551	100.0%	83,696	100.0%	42,204	100.0%	42,700	100.0%

Our servicing expenses consist primarily of data verification costs, including the salaries and benefits and other expenses incurred by our data verification centers, which are responsible for credit assessment and related customer support. We incur data verification costs on all lifestyle loans, the application and initial vetting of which are processed through the data verification centers. The increase in servicing expenses in 2014 and 2015 was primarily driven by the expansion in the number of data verification centers from 70 as of December 31, 2014 to 103 as of December 31, 2015, which we set up in order to meet the strong demand for lifestyle loans arising from the fast-growing population, which resulted in higher data verification costs. Our servicing expenses amounted to US$4.2 million, US$7.5 million and US$13.5 million for the years ended December 31, 2013, 2014 and 2015, respectively, and were US$6.4 million and US$7.0 million in the six months ended June 30, 2015 and 2016, respectively.

Our sales and marketing expenses consist primarily of salaries and benefits and other expenses incurred by our sales and marketing personnel, which account for over 90% of the total amount. Our sales and marketing expenses increased by US$10.6 million from approximately US$16.7 million for the year ended December 31, 2013 to US$27.3 million for the year ended December 31, 2014, mainly due to the increase in the number of sales and marketing personnel in order to meet the needs of our fast-growing business. Our sales and marketing expenses increased from US$27.3 million in the year ended December 31, 2014 to approximately US$34.2 million in the year ended December 31, 2015. This increase was primarily due to the addition of new sales persons at both new and existing data verification centers as well as the introduction of customer acquisition incentive payments in relation to the new consumption loan business. Our sales and marketing expenses decreased from US$18.1 million in the six months ended June 30, 2015 to US$14.0 million in the six months ended June 30, 2016 despite the increase in loan volume due to increased operating efficiency.

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance and administrative personnel, rental, office administration and utility expenses, fees to third party payment processors, professional service fees and other management expenses such as traveling costs. General office and administration expenses totaled US$4.8 million, US$9.3 million and US$12.8 million, accounting for 37%, 39% and 35% of total general and administrative expenses, for the years ended December 31, 2013, 2014 and 2015, respectively, and totaled US$6.1 million and US$7.7 million, accounting for 34.6% and 35.4% of total general administrative expenses, for the six months ended June 30, 2015 and 2016, respectively. Salaries and employee benefits (excluding data verification center personnel) increased by US$3.2 million, or 110%, to US$6.0 million, and rental expense also increased by US$1.5 million, or 59%, to US$3.9 million in 2014 as compared to the prior year. The overall increase in general and administrative expenses is mainly driven by the addition of back-office and administrative personnel and key management positions to support our business operations. Our general and administrative expenses amounted to

US$23.7 million and US$36.0 million for the years ended December 31, 2014 and 2015, respectively, and amounted to US$17.7 million and US$21.7 million in the six months ended June 30, 2015 and 2016, respectively. These increases were primarily due to the increase in research and development expenses relating to the issuance of consumption loans starting in the fourth quarter of 2014, as well as the increase in related corporate level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure. Salaries and employee benefits (excluding data verification center personnel) increased by US$4.7 million, or 78%, to US$10.7 million, and rental expense also increased by US$2.0 million, or 51%, to US$6.0 million in 2015 as compared to the prior year. Salaries and employee benefits (excluding data verification center personnel) increased by US$0.4 million, or 6.7% to US$5.7 million in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The amount of fees paid to the third party payment processors for servicing borrower payments on loans facilitated on our platform were US$107,000, US$260,000 and US$403,000 for the years ended December 31, 2013, 2014 and 2015, respectively, and were US$177,000 and US$683,000 in the six months ended June 30, 2015 and 2016, respectively. The increase in the fees paid to the third party payment processors was a combined result of (i) increased volume of consumption loans from US$151 million in the six months ended June 30, 2015 to US$227 million in the six months ended June 30, 2016; (ii) the introduction of new mobile-based third party payment processing companies to enhance user experience; and (iii) increased service charge rate from certain third party payment company.

Other income, net

Our other income consists primarily of (i) loss extinguishment of convertible promissory notes, (ii) government grants, (iii) fair value changes of investments held for trading, (iv) interest income and expenses, and (v) other expenses. The table below sets forth the breakdown of other income for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands)
Loss on extinguishment of convertible promissory notes	—	—	(2,232)	—	—
Interest expenses	—	(80)	(1,201)	(1,073)	—
Changes in fair value of the derivatives	—	—	(688)	(688)	—
Government grants	464	864	597	94	56
Fair value changes of investments held for trading	204	339	887	775	(83)
Interest income	211	75	144	69	22
Foreign exchange gain (loss)	—	(44)	(392)	97	(441)
Changes in fair value of the convertible promissory note	—	—	—	—	10
Others	(28)	113	429	9	(70)

	851	1,267	(2,456)	(717)	(506)

Our government grants represent grants we received from the local government from time to time at the discretion of the relevant government authorities. These grants are for general corporate purposes and to support our ongoing operations in the region. There are no restrictions on the use of the grants.

Interest expenses mainly represent interest paid on issuance of promissory notes. Loss on extinguishment of convertible promissory note represents the beneficiary conversion feature upon conversion of the convertible promissory note to preferred shares. The balance is a result of the difference between the carrying value of the debt component of the promissory notes (carried at amortized cost) and the fair value of the debt component of the promissory notes, as the bifurcated conversion option derivative liability is marked to market through the date of conversion.

Taxation

Cayman Islands

We are registered in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our wholly owned subsidiary, CRF China Limited, was incorporated in the British Virgin Islands. Under the applicable laws of the British Virgin Islands, CRF China Limited was not subject to income or capital gains taxes. In addition, payment of dividends to the shareholders of CRF China Limited was not subject to withholding tax in the British Virgin Islands.

USA

China Risk Finance LLC (before the Reorganization) and our subsidiaries China Capital Finance LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore not subject to tax. On August 18, 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.

Hong Kong

Our subsidiary incorporated in Hong Kong in February 2015, CRF China Holding Co., Ltd., is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements for the years ended December 31, 2013 and 2014, as our Hong Kong subsidiary was not yet formed then.

PRC

Our PRC subsidiaries are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law and its implementation rules, both of which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. All of our PRC subsidiaries are subject to the income tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Measures for the Implementation of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax, or the VAT Measures, became effective on May 1, 2016. According to the VAT Measures, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC shall pay VAT instead of business tax. Under this transition, the tax base for additional tax changes from the base amount under the business tax to the base amount under VAT. Some of our PRC subsidiaries were subject to the VAT Pilot Program as of June 30, 2015 at rates from 3% to 6% in lieu of business tax. With the adoption of the VAT Measures, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015, as of June 30, 2016 and for the six months ended June 30, 2015 and 2016, which have been prepared in accordance with U.S. GAAP. Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

The application of our accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates. For further information on our significant accounting policies, see note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Marketplace lending services—Lifestyle loans

We generate transaction and service fees by providing marketplace lending services to the users of our lending marketplace. Our services consist of:

a)	matching investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the investors over the loan term, including following up on late repayments (referred to as “loan repayment”); and

c)	management of the Safeguard Program.

According to the lifestyle loan agreements entered into by borrowers and investors on our platform, both the borrower and investor confirm that they enter into a debtor-creditor relationship directly with each other. The lifestyle loan investor is entitled to determine whether to fund the borrower’s loan at its own discretion. The investor bears the ultimate credit risk and has the legal right to collect funds directly from the borrower if the borrower defaults. The lifestyle loan borrower is obligated to fully repay the principal and interest to the investor. Our creditors are not entitled to claim against the loans facilitated through our platform in the case of our bankruptcy under PRC laws and regulations.

We are obligated to recommend borrowers to a lifestyle loan investor; provide a credit review report on the potential borrower to the lifestyle loan investor (which makes its own investment decision unless it grants us that authority); and assist the lifestyle loan investor to fund its escrow account, transfer funds to the borrower’s account and facilitate the repayment of principal and interest by the borrower. We are obligated to compensate lifestyle loan investors that are owed overdue interest and principle payments of a defaulting borrower with funds from the Safeguard Program, but our liability is limited to the funds available in the Safeguard Program. The remaining credit losses are borne by the lifestyle loan investors. Accordingly, we have the right to charge lifestyle loan investors an account management service fee for loan repayment and management of the Safeguard Program.

In light of the above, we determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the investor and the borrower. We have determined that the marketplace lending transactions contain the following multiple elements: loan matching; loan repayment and management of the Safeguard Program. We determined that both marketplace investors and borrowers are our customers. We receive payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loans from both the investors and borrowers is allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan.

Marketplace lending services—Consumption loans

We launched the offering of consumption loans in the fourth quarter of 2014. Our services consist of:

a)	matching investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”); and

b)	providing repayment processing services for the investors over the loan term, including following up on late repayments (referred to as “loan repayment”).

Pursuant to the agreements entered into by investors in consumption loans on our platform, consumption loan investors authorize us to enter into loan contracts with borrowers on their behalf, thus legally empowering us to act on their behalf. Therefore, although the loan contract is entered into under the name of our subsidiary rather than the consumption loan investor, the debtor-creditor relationship is established between the borrower and the consumption loan investor, not between the borrower and us or our subsidiary. The consumption loan investor, being the originator of the loan, is entitled to all the rights and obligations of a lender under the loan contract, including the legal right to collect funds directly from the borrower in the case of default, and bears the ultimate credit risk. We are not legally entitled to the economic benefits of the loan. The borrower is obligated to fully repay the principal and interests to the investor. Our creditors are not entitled to claim against the loans facilitated on our platform in the case of our bankruptcy under PRC laws and regulations.

Under the agreements entered into by consumption loan investors on our platform, we are obligated to recommend borrowers to these investors using our predictive selection technology. We are also obligated to enter into loan contracts with these borrowers on the consumption loan investors’ behalves, transfer the consumption loan investors’ funds to the borrowers at loan inception and facilitate the principal and interest payments by the borrowers. Accordingly, we have the right to charge consumption loan investors a service fee for loan repayment services provided.

In light of the above, we determined that we are not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loans between the investors and the borrowers. We have determined that the consumption loan transactions contain the following two elements: loan matching and loan repayment. Although we provide a loan matching service at loan inception and a repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, we recognize service fees relating to the consumption loans upon repayment by the borrowers.

Customer acquisition incentives

In order to incentivize investors, we provide incentives to investors who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first-time borrowers for each period. Such cash incentives are accrued as they are earned by the investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for an investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to us to recover such shortfall. During the year ended December 31, 2015, we recorded cash incentives of US$7.1 million, of which US$3.5 million was recorded as a reduction of revenue and US$3.6 million was recognized as sales and marketing expenses. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before deduction of customer acquisition incentives.

	For the Year Ended December 31,			For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	2013	2014	2015
	US$’000	US$’000	US$’000	US$’000	US$’000
Gross billings on transaction and service fee
— Lifestyle loans	39,631	60,281	60,469	28,130	26,988
— Consumption loans	—	—	5,554	2,050	3,308

Total	39,631	60,281	66,023	30,180	30,296

Customer acquisition incentive
— deducted from Consumption loan revenue	—	—	3,488	1,894	1,992
— recognized in sales and marketing expenses	—	—	3,588	3,588	—

Total	—	—	7,076	5,482	1,992

Micro-lending loans

We grant loans to borrowers through our micro-lending operations. All income received on such micro-lending loans are recognized as interest income using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in our consolidated statements of comprehensive loss.

Safeguard Program

We believe management’s judgment and assessment is required to determine how to account for the fair value of receivables and payables associated with our Safeguard Program. We maintain a Safeguard Program for the benefit of the borrowers and investors of lifestyle loans using our lending marketplace. Investors may choose whether or not they wish to opt into the program. In the event of borrowers’ failure to make repayments, these investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid out of the available funds in the Safeguard Program to these investors when the borrower does not repay as scheduled, and any outstanding principal shall be paid to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time during which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of the amount is collected and segregated by us in a restricted cash account. For accounting purposes, at loan inception, we are required to record this Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. Our obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and we are not liable for any unpaid interest or principal at any point in time beyond such amount. In cases where an investor is paid for a borrower’s default, any future amount recovered from the borrower is to be contributed into the Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan-by-loan basis and it is reduced when we are released from the underlying risk, meaning either when the loan is repaid by the borrower or when the investor is compensated by the Safeguard Program in the event of a default. The liability is reversed only when we are released from the underlying risk and not ratably over the term. This component is a stand-ready obligation that is not subject to the probable threshold used to record a contingent obligation. The ASC Topic 450 component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. Our obligation under the Safeguard Program to make payments at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception if the investor has opted into the Safeguard Program. Generally, contracts entered into prior to November 2013 did not specify the amounts to be contributed to the Safeguard Program, so no receivable was recorded. Contracts entered into after November 2013 generally did specify the amounts to be contributed to the Safeguard Program and, thus, receivables were recorded.

At loan inception, we determine the Safeguard Program contributions for lifestyle loans made by investors that opt into the program based on the estimated default rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. We gather information to assess each borrower’s risk profile and assign the borrower an application score, which is determined using our proprietary scoring technology. The borrowers are then grouped into different categories based on the application score assigned, and then for each score category we develop an estimated default rate based on actual historical default rates. We establish an ultimate loss rate estimation for each loan based on this method, taking into account any appropriate fine-tuning as we deem necessary. Using the estimated default rate, we are able to determine the fair value of the Safeguard Program liability at loan inception. We regularly review the borrower’s risk profile, actual default rate of each score category and relevant economic factors to ensure that our estimations are kept up-to-date. Consequentially, the contribution percentages are updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the estimated default rates of the loans covered by the Safeguard Program. Once the contribution percentages are determined at loan inception, no adjustment is made subsequently. Our average annualized contribution rate to the Safeguard Program was approximately 6-7% for each of the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016. A majority of the Safeguard Program contributions are collected upfront from the borrowers and segregated in a designated account as restricted cash. Contributions from subsequent loan principal repayments, which are collected from investors at an annualized rate of approximately 1-2% of loan principal, are also deposited into a restricted cash account.

Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program receivables are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the chronological order of default date until the restricted cash balance goes to zero, even though there may still be investors covered by the Safeguard Program. If the defaulted loans were originated on the same date, we make payout to investors according to the time of default in chronological order based on the payment schedule agreed for the defaulted loans. Taking into account the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2013, 2014 and 2015 and June 30, 2015 and 2016, the maximum potential amount, as determined under ASC Topic 460, payable to the investors participating in the Safeguard Program in relation to the existing loans was estimated to be US$23.5 million, US$17.7 million, US$18.6 million, US$18.6 million and US$14.8 million, respectively. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program.

In circumstances when a borrower chooses to make a full repayment prior to the maturity of a lifestyle loan, the borrower is contractually entitled to an early repayment credit, which is paid out of the Safeguard Program. Investors on our platform do not have the benefit of any similar provision and are never entitled to refunds from the subsequent contributions to the Safeguard Program. The amount of early repayment credits issued was US$401,000, US$922,000 and US$591,000 during the years ended December 31, 2013, 2014 and 2015, respectively, and US$347,000 and US$132,000 during the six months ended June 30, 2015 and 2016, respectively. All of the movements related to the Safeguard Program balances are accounted for in the same financial line item in the income statements, which shall be presented separately and called “net change in movements of Safeguard Program” if it is material.

Allowance for loan losses

Our allowance for loan losses for our micro-credit lending business is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis. For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We evaluate and adjust its allowance for loan losses on a quarterly basis or more often as necessary.

We write off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

The increase in allowance for loan losses in the year ended December 31, 2015 related to the consumption loans made by our micro-lending subsidiary, Haidong, for the purpose of testing the creditworthiness of certain first-time borrowers on our marketplace.

Share-based compensation

We incur share-based compensation expenses in connection with our share awards and management’s judgment and assessments are necessary to determine how we account for share-based compensation. Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the three years ended December 31, 2013, 2014 and 2015, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results of any future periods.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands)
Revenue
Transaction and service fees (net of customer acquisition incentive)	39,631	60,281	62,535	28,286	27,164
Other revenue	929	1,027	946	470	657

	40,560	61,308	63,481	28,756	27,821

Provision for loan losses	(133)	(580)	(3,924)	(3,840)	(11)
Business related taxes and surcharges	(2,288)	(2,960)	(3,424)	(1,571)	(767)

Net revenue	38,139	57,768	56,133	23,345	27,043

Operating expense
Servicing expenses	(4,187)	(7,465)	(13,484)	(6,389)	(7,036)
Sales and marketing expenses	(16,726)	(27,347)	(34,182)	(18,140)	(13,995)
General and administrative expenses	(12,995)	(23,739)	(36,030)	(17,675)	(21,669)

Total operating expenses	(33,908)	(58,551)	(83,696)	(42,204)	(42,700)

Other income (expense)
Other income (expense), net	851	1,267	(2,456)	(717)	(506)

Profit (loss) before income tax expense	5,082	484	(30,019)	(19,576)	(16,163)
Income tax expense	(1,332)	(353)	(7)	—	—

Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(288)	(144)	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,621)	(810)	(810)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(1,292)	—	(1,823)
Allocation of net profit to participating preferred shareholders	(735)	—	—	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(33,227)	(20,530)	(18,940)

Net profit (loss)	3,750	131	(30,026)	(19,576)	(16,163)
Foreign currency translation adjustment, net of nil tax	142	1	(533)	(134)	402

Comprehensive income (loss)	3,892	132	(30,559)	(19,710)	(15,761)

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Revenue

Our gross billings on transaction and service fees are associated with the lifestyle loans and consumption loans facilitated on our marketplace. For the six months ended June 30, 2015 and 2016, gross billings from lifestyle loans were US$28.1 million and US$27.0 million, respectively. The transaction and service fees for lifestyle loans were also US$28.1 million and US$26.0 million for the six months ended June 30, 2015 and 2016, respectively. Though the volume of lifestyle loans facilitated on our marketplace increased from US$159.3 million in the six months ended June 30, 2015 to US$194.9 million in the six months ended June 30, 2016, our gross billings for lifestyle loans did not increase proportionately as the average transaction fees for lifestyle loans decreased from 17.6% in the six months ended June 30, 2015 to 14.0% in the six months ended June 30, 2016 as a result of change in loan product mix and improved borrower quality.

Our gross billings from consumption loans were US$2.1 million and US$3.3 million for the six months ended June 30, 2015 and 2016, respectively, while revenue for transaction and service fees (net of customer acquisition incentives) were US$0.2 million and US$1.2 million in each such period. This difference between gross billings and revenue is due to our payment of customer acquisition incentives to investors who made investments in first-time consumption loan borrowers. Customer acquisition incentives are netted against gross billings on transaction and service fees earned from consumption loans in accordance with ASC 605.

For the six months ended June 30, 2015 and 2016, total gross billings on transaction and service fees arising from consumption loans exceeded the total customer acquisition incentive payments resulting in revenue from consumption loans of US$0.2 million and US$1.2 million, respectively.

As our average transaction fees for consumption loans were 1-2% in each of the six months ended June 30, 2015 and 2016, our consumption loan volume growth from US$151.0 million in the six months ended June 30, 2015 to US$226.8 million in the six months ended June 30, 2016 has not yet translated into significant increases in fees. There was a significant increase in first-time consumption loan borrowers on our marketplace in 2015. We expect that when repeat borrowers (representing the low risk and high quality population) are upgraded to borrow larger amount consumption loans on a recurring basis, we will generate higher gross billings on transaction and service fees, and will also generate revenue for our consumption loan business. When these borrowers are upgraded to borrow lifestyle loans, we will be able to generate increased revenue from facilitating such lifestyle loans, and also benefit from the reduced sales and marketing expense.

Our net revenue increased by 15.8%, or US$3.7 million, from US$23.3 million in the six months ended June 30, 2015 to US$27.0 million in the six months ended June 30, 2016. This increase was due to the reduction in provision for loan losses.

Operating expenses

Our total operating expenses increased by 1.2%, or US$0.5 million, from US$42.2 million in the six months ended June 30, 2015 to US$42.7 million in the six months ended June 30, 2016, as set forth below.

Our servicing expenses increased by 10.1%, or US$0.6 million, from US$6.4 million in the six months ended June 30, 2015 to US$7.0 million in the six months ended June 30, 2016. This increase was primarily due to the increase in servicing personnel. Our sales and marketing expenses decreased by 22.9%, or US$4.1 million, from US$18.1 million in the six months ended June 30, 2015 to US$14.0 million in the six months ended June 30, 2016. This decrease was primarily due to the decrease in sales personnel as a result of improved operating efficiency. Our general and administrative expenses increased by 22.6%, or US$4.0 million, from US$17.7 million in the six months ended June 30, 2015 to US$21.7 million in the six months ended June 30, 2016. This increase was primarily due to the increase in information technology personnel, data analytics and customer service.

Net profit (loss)

As a result of the foregoing, we had net loss of US$19.6 million in the six months ended June 30, 2015, while we also incurred a net loss of US$16.2 million in the six months ended June 30, 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue

Our gross billings on transaction and service fees are associated with the lifestyle loans and consumption loans facilitated on our marketplace. For the years ended December 31, 2014 and 2015, gross billings from lifestyle loans were US$60.3 million and US$60.5 million, respectively. The transaction and service fees for lifestyle loans were also US$60.3 million and US$60.5 million for the years ended December 31, 2014 and 2015, respectively. Though the volume of lifestyle loans facilitated on our marketplace increased from US$348.5 million in 2014 to US$410.9 million in 2015, our gross billings for lifestyle loans did not increase proportionately as the average transaction fees for lifestyle loans decreased from 16% in 2014 to 14% in 2015 as a result of change in loan product mix and improved borrower quality.

Our gross billings from consumption loans were US$0 and US$5.5 million for the years ended December 31, 2014 and 2015, respectively, while revenue for transaction and service fees (net of customer acquisition incentives) were US$0 in the year ended December 31, 2014 and US$2.1 million in the year ended December 31, 2015. This difference between gross billings and revenue is due to our payment of customer acquisition incentives to investors who made investments in first-time consumption loan borrowers. We have not and do not expect to pay customer acquisition incentives to investors who lend to repeat consumption loan borrowers. Customer acquisition incentives are netted against the gross billings on transaction and service fees earned from consumption loans in accordance with ASC 605, up to the amount of cumulative revenue. For the year ended December 31, 2015, revenue from consumption loans was netted off to US$2.1 million.

As our average transaction fees for consumption loan were 1-2% in 2015, our consumption loan volume growth from US$1.6 million in 2014 to US$366.3 million has not yet translated into significant increases in fees. There was a significant increase in first-time consumption loan borrowers on our marketplace in 2015. We expect that repeat borrowers of larger consumption loans and lifestyle loans will generate higher gross billings on transaction and service fees, and will also generate revenue for our consumption loan business.

Our net revenue decreased by 2.8%, or US$1.6 million, from US$57.8 million in the year ended December 31, 2014 to US$56.1 million in the year ended December 31, 2015. This decrease was due to the US$3.3 million increase in provision for loan losses. The increase in loan losses from the year ended December 31, 2014 to the year ended December 31, 2015 primarily related to the US$3.4 million credit losses from loans issued by Haidong in connection with its participation as a marketplace investor on a test basis in our newly launched consumption loan business. Since the fourth quarter of 2015, Haidong has not acted as a marketplace investor for any consumption loans facilitated on our marketplace.

Operating expenses

Our total operating expenses increased by 42.9%, or US$25.1 million, from US$58.6 million in the year ended December 31, 2014 to US$83.7 million in the year ended December 31, 2015, as set forth below.

Our servicing expenses increased by 80.6%, or US$6.0 million, from US$7.5 million in the year ended December 31, 2014 to US$13.5 million in the year ended December 31, 2015. This increase was primarily due to the addition of 30 new data verification centers as well as the increase in the number of loan servicing personnel at our existing data verification centers.

Our sales and marketing expenses increased by 25.0%, or US$6.8 million, from US$27.3 million in the year ended December 31, 2014 to US$34.2 million in the year ended December 31, 2015. This increase was primarily due to the increase in our data verification centers from 70 as of December 31, 2014 to 103 as of December 31, 2015 as well as the increase in the customer acquisition incentive payments in relation to the new consumption loan business, which was offset in part by increased efficiency in sales and marketing and the increased average size of lifestyle loans from US$8,304 in the year ended December 31, 2014 to US$10,760 in the year ended December 31, 2015.

Our general and administrative expenses increased by 51.8%, or US$12.3 million, from US$23.7 million in the year ended December 31, 2014 to US$36.0 million in the year ended December 31, 2015. This increase was primarily due to the increase in research and development expenses relating to the issuance of consumption loans starting in the fourth quarter of 2014, as well as the increase in related corporate level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure.

Other income (expense), net

Our other income changed from US$1.3 million in the year ended December 31, 2014 to expenses of US$2.5 million in the year ended December 31, 2015. This change was primarily due to the loss on extinguishment of convertible promissory notes in the amount of US$2.2 million and related interest expense of US$1.2 million in the year ended December 31, 2015 in connection with the issuance of promissory notes.

Income tax expenses

Our income tax expenses decreased by 98%, or US$346,000, from US$353,000 in the year ended December 31, 2014 to US$7,000 in the year ended December 31, 2015. This decrease was primarily due to the fact that we generated operating profit in 2014 but we incurred a loss in 2015.

Net profit (loss)

As a result of the foregoing, we had net profit of US$131,000 in the year ended December 31, 2014, while we incurred a net loss of US$30.0 million in the year ended December 31, 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue

Our gross billings on transaction and service fees increased by 52.1%, or US$20.7 million, from US$39.6 million in the year ended December 31, 2013 to US$60.3 million in the year ended December 31, 2014. This increase was primarily due to the increase in the loan volume facilitated on our marketplace from approximately US$220.0 million in 2013 to approximately US$350.1 million in 2014.

Our net revenue increased by 51.5%, or US$19.6 million, from US$38.1 million in the year ended December 31, 2013 to US$57.8 million in the year ended December 31, 2014. This increase was primarily due to the increase in our gross billings on transaction and service fees.

The transaction and service fees did not increase in direct portion with total number of loans because even though there were over 20,000 small consumption loans facilitated on our marketplace in the fourth quarter of 2014, the average loan sizes of such consumption loans, and the related transaction and service fees, are significantly lower than for lifestyle loans.

Operating expenses

Our total operating expenses increased by 72.7%, or US$24.6 million, from US$33.9 million in the year ended December 31, 2013 to US$58.6 million in the year ended December 31, 2014, as set forth below.

Our servicing expenses increased by 78.3%, or US$3.3 million, from US$4.2 million in the year ended December 31, 2013 to US$7.5 million in the year ended December 31, 2014. This increase was primarily due to our increased expenses associated with the expansion of our data verification center network, the increased loan transaction volume and expenses incurred in preparation for the launch of our new online loan program.

Our sales and marketing expenses increased by 63.5%, or US$10.6 million, from US$16.7 million in the year ended December 31, 2013 to US$27.3 million in the year ended December 31, 2014. This increase was primarily due to the increase in the volume of loans facilitated on our marketplace and higher incentive payments to sales personal.

Our general and administrative expenses increased by 82.7%, or US$10.7 million, from US$13.0 million in the year ended December 31, 2013 to US$23.7 million in the year ended December 31, 2014. This increase was primarily due to the increased expenses related to rental and other office expenses as we expanded our network of data verification centers, the increases in headcount and salaries of our general management personnel and expenses incurred in preparation for the launch of our online loan program.

Other income, net

Our other income increased by 48.9%, or US$0.4 million, from US$0.9 million in the year ended December 31, 2013 to US$1.3 million in the year ended December 31, 2014. This increase was primarily due to an 86.2% increase in government grants in the form of tax rebates as a result of the higher business tax paid in 2014. This increase was also due to a 66.2% increase in fair value changes of investments held for trading as a result of higher market values stemming from favorable market conditions.

Income tax expenses

Our income tax expenses decreased by 73.5%, or US$1.0 million, from US$1.3 million in the year ended December 31, 2013 to US$353,000 in the year ended December 31, 2014. This decrease was primarily due to the decrease in our profit before income tax expenses from US$5.1 million in the year ended December 31, 2013 to US$484,000 in the year ended December 31, 2014. Our effective tax rate was 26% and 73% in the year ended December 31, 2013 and the year ended December 31, 2014, respectively. The higher effective tax rate in the year ended December 31, 2014 was primarily due to an increase in non-deductible tax expenses and losses.

Net profit (loss)

As a result of the foregoing, our net profit decreased from US$3.8 million in the year ended December 31, 2013 to US$131,000 in the year ended December 31, 2014.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the eight quarters in the period from July 1, 2014 to June 30, 2016. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Net revenue	15,771	18,552	8,598	14,747	14,133	18,655	13,117	13,926

Total operating expenses	(15,758)	(14,649)	(21,090)	(21,114)	(20,172)	(21,320)	(23,267)	(19,433)
Other income (expenses)
Other income (expense), net	742	89	64	(781)	(1,982)	243	(66)	(440)

Profit (loss) before income tax expenses	755	3,992	(12,428)	(7,148)	(8,021)	(2,422)	(10,216)	(5,947)

Gross billings on transaction and service fees	16,686	19,396	10,724	19,456	15,357	20,486	14,703	15,593

The following table sets forth the total number of loans facilitated on our marketplace for each of the eight quarters in the period from January 1, 2014 to June 30, 2016.

	For the Three Months Ended
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
Consumption loans	—	21,046	633,412	1,401,576	1,331,572	1,227,031	1,148,884	1,117,779

Lifestyle loans	11,860	13,461	6,604	9,598	8,844	13,144	9,270	7,474

The following table sets forth the principal amount of loans facilitated on our marketplace for each of the eight quarters in the period from January 1, 2014 to June 30, 2016.

	For the Three Months Ended
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
	US$	US$	US$	US$	US$	US$	US$	US$
	(in thousands)
Consumption loans	—	1,485	46,875	104,201	99,746	99,484	106,341	120,446

Lifestyle loans	99,284	118,661	54,618	104,649	79,453	154,243	104,896	90,004

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and the issuance of preferred shares and convertible notes in private placements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments.

Substantially all of our future revenue is likely to continue to be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”

The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2013	2014	2015	2015	2016
	US$	US$	US$	US$	US$
	(in thousands)
Net cash provided by/(used in) operating activities	4,924	(7,667)	(16,934)	(12,254)	(18,294)
Net cash used in investing activities	(1,546)	(2,087)	(2,697)	(980)	(1,991)
Net cash provided by financing activities	—	1,887	39,144	32,179	908
Net increase/(decrease) in cash and cash equivalents	3,695	(8,133)	19,232	19,488	(19,106)
Cash and cash equivalents-beginning of year	10,251	13,946	5,813	5,813	25,045
Cash and cash equivalents-end of year	13,946	5,813	25,045	25,301	5,939

Operating Activities

Net cash used in operating activities was US$18.3 million in the six months ended June 30, 2016. This cash outflow was primarily due to a net loss of US$16.2 million as adjusted by non-cash items, payment of accrued liabilities of US$4.8 million, offset by an increase in receivables and prepayments of US$1,3 million.

Net cash used in operating activities was US$16.9 million in 2015. This cash outflow was primarily due to (i) a net loss of US$30.0 million, as adjusted by non-cash items, (ii) an increase in Safeguard Program assets and liabilities of US$1.0 million, as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in receivables, prepayments and other assets of US$4.3 million; partially offset by (i) a decrease in loans receivable of US$5.6 million in connection with the sale of micro-credit loans being provided by Haidong to independent third parties, (ii) an increase in accrued liabilities of US$3.1 million in connection with accrued employee salaries and tax payables, and (iii) a decrease in investments held for trading of US$1.1 million.

Net cash used in operating activities was US$7.7 million in 2014. This cash outflow was primarily due to (i) a net profit of US$131,000, as adjusted by non-cash items, (ii) an increase in Safeguard Program assets and liabilities of US$5.2 million as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in loans receivable of US$7.5 million as a result of more micro-credit loans being provided by Haidong; partially offset by an increase in accrued liabilities of US$2.8 million in connection with accrued employee salaries and tax payables.

Net cash provided by operating activities was US$4.9 million in 2013. This cash inflow was primarily due to (i) net profit of US$3.8 million, as adjusted by non-cash items, (ii) a decrease in Safeguard Program assets and liabilities of US$1.2 million as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in accrued liabilities of US$5.4 million in connection with accrued employee salaries and tax payables; partially offset by (i) an increase in loans receivable of US$2.4 million as a result of more micro-credit loans being provided by Haidong, and (ii) an increase in investments held for trading of US$2.7 million.

Investing Activities

Net cash used in investing activities was US$2.0 million in the six months ended June 30, 2016. This cash inflow was primarily due to the purchase of equipment and software.

Net cash used in investing activities was US$2.7 million in 2015, primarily due to purchase of property, equipment and software of US$2.7 million, including primarily vehicles, computer and electronic equipment and lease improvements.

Net cash used in investing activities was US$2.1 million in 2014, primarily due to the purchase of property, equipment and software of US$2.1 million including vehicles, office supplies, furniture and lease improvements in connection with our network expansion.

Net cash used in investing activities was US$1.5 million in 2013, primarily due to the purchase of property, equipment and software of US$1.5 million including vehicles, office supplies, furniture and lease improvements.

Financing Activities

Net cash provided in financing activities was US$0.9 million in the six months ended June 30, 2016. This cash outflow was primarily due to the receipt of funding notes.

Net cash provided by financing activities was US$39.1 million in 2015 primarily due to (i) proceeds from issuance of convertible promissory notes of US$32.8 million to third-party investors, and (ii) proceeds from issuance of convertible redeemable preferred shares of US$11.9 million in connection with the offering of Series C Shares; partially offset by the redemption of convertible promissory notes of US$2.5 million.

Net cash provided by financing activities was US$1.9 million in 2014 primarily due to the combined effects of (i) proceeds from borrowings of US$3.1 million, including short-term loans in the aggregate principal amount of US$1.5 million from several directors in connection with a capital injection into one of our PRC subsidiaries and a loan of US$1.6 million by Haidong from a local bank in Qinghai Province in connection with Haidong’s micro-credit lending business; and (ii) the repayment of the loans from the directors in the amount of US$1.25 million. The remainder of the directors’ loans was repaid in February 2015.

We did not have any cash flow relating to financing activities in 2013.

Capital Expenditures

Our capital expenditures have primarily related to lease improvements and the purchase of office equipment. We did not incur significant capital expenditures in 2013, 2014, 2015 or for the six months ended June 30, 2015 and 2016.

Contractual Obligations

We have entered into non-cancellable operating leases covering various facilities. The table below sets forth our future minimum lease payments under these non-cancellable leases:

	Payments due by period
	Total	2016	2017- 2018	Thereafter
Operating lease obligations (US$’000)	9,363	3,243	5,699	421

We recorded rental expenses of US$2.5 million, US$3.9 million, US$6.0 million, US$2.7 million and US$3.5 million in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

As of December 31, 2013, December 31, 2014, December 31, 2015 and June 30, 2016, we did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program as disclosed elsewhere in this prospectus.

Borrowings

The table below sets forth our borrowings for the periods indicated:

	As of December 31,		As of June 30,
	2014	2015	2015	2016
	US$	US$	US$	US$
	(in thousands)
Short-term bank borrowing	1,634	—	—	—
Loan due to a related party	250	—	—	—

	1,884	—	—	—

In November 2014, our subsidiary, Haidong, entered into a loan agreement with a commercial bank for a principal amount of US$1.6 million in connection with its micro-credit lending business, which was guaranteed by our subsidiaries China Risk Finance LL (China) Co., Ltd and CRF Finance Lease Co., Ltd. This short-term bank loan was repaid in November 2015 and bears interest at 8.5% per annum. The agreement does not contain any restrictive loan covenant.

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million. We used the proceeds of these loans to capitalize one of our WFOEs in China when we were unable to obtain foreign currency in a timely manner. US$1.25 million was repaid in August 2014 along with US$42,500 in interest. The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

Contingent Liabilities

We did not have any contingent liabilities as of June 30, 2016.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2016.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our revenue and expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The RMB is not freely convertible into foreign currencies for capital account transactions. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Starting in June 2010, the PRC government allowed the RMB to appreciate slowly against the U.S. dollar. However, with the announcement by the PBOC to devalue the RMB in a move to support exports and boost the role of market pricing, the RMB has experienced significant depreciation against the U.S. dollar. For example, in August 2015, the PRC government allowed the RMB to depreciate by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk partially relates to the interest income associated with micro-credit loans provided by Haidong. We generated interest income associated with micro-credit loans provided by Haidong in the amount of US$483,000, US$571,000 and US$332,000 in 2013, 2014 and 2015, respectively, and US$252,000 and US$65,000 the six months ended June 30, 2015 and 2016, respectively. In addition, we generated interest income on our interest-bearing bank deposits, in the amount of US$211,000, US$75,000 and US$144,000 in 2013, 2014 and 2015, respectively, and US$69,000 and US$22,000 in the six months ended June 30, 2015 and 2016, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. We are currently evaluating the method of adoption and the impact ASU 2014-09 will have on our consolidated financial position, results of operations, cash flows, and associated disclosures.

In July 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2014-12 is not expected to have significant impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis,” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. We are currently evaluating the method of adoption and the impact ASU 2016-01 will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the method of adoption and the impact ASU 2016-02 will have on our consolidated financial statements.

OUR INDUSTRY

We operate a leading platform in China’s marketplace lending industry, otherwise known as the “peer-to-peer” lending industry, which is a subset of China’s overall credit industry. Since no reliable third-party data is publicly available for the marketplace lending or consumer credit industries in China, we have engaged Oliver Wyman, a leading global management consulting firm, to prepare an industry report that analyzes these industries. All the information and data presented in this section has been derived from Oliver Wyman’s industry report unless otherwise noted. Oliver Wyman has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. Although the following discussion describes historical growth and includes projections for expected future growth, such future growth may not occur at the rates that are projected or at all.

China’s consumer credit and marketplace lending industries have undergone significant changes in recent years and their robust growth is expected to continue. This section discusses the drivers influencing these changes and projections of future growth, market segments, key elements of competition and the various business models in China’s marketplace lending industry.

China’s Emerging Middle Class

China is the world’s second largest economy, and while its GDP growth was historically driven mainly by investment and exports, more recent growth has been driven by consumption, according to McKinsey & Company, or McKinsey. McKinsey expects that by 2022, more than 75% of China’s urban consumers, or 630 million urban people, will enter the middle class, with annual household income of between RMB60,000 (approximately US$9,000) and RMB229,000 (approximately US$34,500). Growth in China’s middle class, as illustrated in the chart below, is expected to stimulate China’s domestic consumption and provide a significant opportunity for the consumer finance industry.

Number of China’s Urban Households and Population by Annual Income Level

Source: Adapted from Preparing For China’s Middle Class Challenge, McKinsey Insights China, March 2014, © McKinsey & Company. Reprinted with permission.

Development of China’s Consumer Credit Market

China’s consumer credit market in 2014 was RMB23 trillion (approximately US$3.45 trillion) with a CAGR of 23% per year since 2009, and accounted for 27% of China’s total credit market. Consumer finance, or consumption loans, consists of individual loans for consumption purposes, excluding secured loans as well as individual loans for business purposes. Today, consumer loans originated in China are primarily larger, secured loans for wealthy consumers. Unsecured consumer loans are an underserved segment and represented only RMB3.2 trillion (approximately US$480 billion) and 4% of the total credit market in 2014.

The low levels of net consumer debt and low individual credit penetration represent a significant opportunity for further expansion of the credit market to China’s middle class. There are several contributing factors to the low level of overall unsecured consumer lending penetration, including the general lack of credit data in China. According to the World Bank Global Findex Database in 2014, 16% of China’s adult population have credit cards as compared to 60% in the United States. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We refer to these individuals, who also regularly use mobile devices, as EMMAs (Emerging Middle-class, Mobile Active consumers).

The below chart illustrates China’s low level of consumer credit penetration as a percentage of GDP relative to other economies:

Consumption Credit Penetration as a Percentage of GDP by Country (Region)(1)

(1)	As of December 31, 2014.

Source: Oliver Wyman report based on data provided by CEIC; Euromonitor International for Taiwan.

One of the fastest growing segments in the Chinese consumer finance market is non-bank consumption loans, which are expected to grow from RMB0.9 trillion (approximately US$135 billion) in 2014 to RMB3.3 trillion (approximately US$500 billion) by 2020, representing a CAGR of 25%. Consumption loans encompass pure credit-based consumer financing of smaller purchases as an alternative to credit cards, and exclude corporate loans, micro-small enterprise, or MSE, loans and individual operation loans. Individual operation loans are loans to small business owners for business purposes. Large consumption loans ranging between RMB100,000 (approximately US$15,050) and RMB500,000 (approximately US$75,000) are mainly provided in the form of credit card-based credit, while small consumption loans of less than RMB100,000 are dominated by licensed consumer finance companies and, more recently, marketplace lending companies.

The chart below sets forth the outstanding consumption loan balance as of the end of the periods presented, segmented by those held by banks and those held by non-banks.

Total Consumer Credit Market by Type

Source: Oliver Wyman report based on data provided by the PBOC and the CBRC.

China’s Marketplace Lending Market

China’s marketplace lending market is expected to grow at a CAGR of 93% from 2014 to 2020. Marketplace lending gained momentum as an alternative source of loans in China after 2009 due to the availability of capital coupled with the difficulty for small and medium-sized enterprises and private individuals to gain access to traditional sources of credit. Marketplace lending rapidly gained popularity among borrowers for providing quick credit and among investors for providing higher returns. Growth further accelerated with increasing government regulatory support. The following figure shows existing volume and projected growth in China’s marketplace lending market.

Outstanding Balance of China’s Marketplace Lending Market

Source: Oliver Wyman report based on data provided by Wangdaizhijia.com, company websites and third party press releases.

China’s marketplace lending industry is comprised of four distinct segments: consumer finance loans, corporate loans, MSE operation loans, and individual operation loans. Each of the latter three segments is business-oriented with the loan proceeds used primarily for business purposes. Only consumer finance loans are purely for individual consumption purposes. The market in China for consumer finance loans, or consumption loans, is vastly underpenetrated, with such loans currently comprising only 4% of China’s marketplace lending loan volume.

China’s Marketplace Lending Market(1)

	CONSUMER PURPOSE	BUSINESS PURPOSE
	Consumer Finance	Individual Operation Loan	MSE Operation Loan	Corporate Loan
Loan Type	Unsecured	Secured or unsecured	Secured	Secured

Category Leader(2)		Credit Ease(5)	Lufax	Hongling Capital
Average Loan Size(3)	$500(4)	$9,400	$785,000(6)	$1,570,000

(1)	Marketplace lenders are categorized based on their major business areas.
(2)	Ranked based on key metrics of each category.
(3)	Approximate average loan size of the category leader as of July 15, 2015 in U.S. dollars.
(4)	Based on company data.
(5)	Credit Ease is the parent organization of Yirendai.
(6)	Represents the average loan size for MSE loans facilitated by Lufax.

Source: Oliver Wyman report based on data provided by Wangdaizhijia.com, company websites and third party press releases.

China’s Consumer Finance Marketplace Lending Market

Our company is the segment leader in China’s consumer finance marketplace lending industry in terms of total number of loans in the six months ended July 15, 2015. During the same period, consumer finance loans facilitated over our online marketplace accounted for 74% of the total number of online consumer finance loans in China, according to Oliver Wyman.

Consumer Finance Marketplace Lending Market Share(1)

(1)	Based on the number of online approved loans between January 17, 2015 and July 15, 2015, excluding the number of online loans issued by marketplace lending companies whose number of online loans are small and negligible.

Source: Oliver Wyman report based on data provided by Wangdaizhijia.com, company websites and third party press releases.

Market Drivers for China’s Consumer Finance Marketplace Lending Market

Growing Consumer Market Underserved by Banks

Growth of China’s consumer finance market is expected to be largely driven by financially active consumers who currently do not have a credit history or access to bank-issued credit cards. Chinese consumer income grew at a CAGR of 11% from 2010 to 2014, which is faster than that of other major global economies and the overall GDP growth of China. At the same time, China’s household consumption and disposable income have increased due to the country’s evolving demographics, including the “western” lifestyle adopted by the younger generations, the rising middle class and continuing urbanization. The PRC government has made income growth a policy priority as consumption becomes increasingly essential to China’s economy. However, according to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. These individuals have little, if any, access to credit from other sources.

Regulatory Environment that Favors Leading Operators

China’s marketplace lending industry has historically been largely unregulated, creating a favorable regulatory backdrop for its fast growth. Recently, PRC regulatory bodies, including the CBRC and PBOC, have issued policies, guidelines and principles applicable to the marketplace lending industry. See “Regulation.” Our company has engaged extensively with key regulators to help shape best practices in China’s marketplace lending and credit industries. According to Reuters, the evolving policies, guidelines and principles have reduced the number of marketplace lending companies by eliminating those whose operations are not fully compliant. We believe these recent developments will benefit the compliant incumbent category leaders, including our company.

Proliferation of Internet, Mobile, Data and Channels

In 2014, there were 649 million Internet users and 520 million smartphone users in China, which represented 48% and 38% of the total Chinese population, respectively. Between 2011 and 2014, the number of Internet users grew at a CAGR of 7% while the number of smartphone users grew at a CAGR of 33%. The use of e-commerce and social media, first through the Internet and now through mobile devices, is growing rapidly in China. In 2014, e-commerce and social media reached over 300 million and 470 million people, respectively. The PRC government aims to deepen the integration of the Internet within the economic and social sectors through its “Internet Plus” policy to accelerate the offline to online shift of many traditional businesses. These e-commerce and social media channels potentially provide valuable data on millions of consumers.

Investors’ Strong Appetite for Financial Investment Products

By 2014, investment demand from retail and institutional investors had reached RMB31 trillion (approximately US$4.7 trillion) and RMB66 trillion (approximately US$9.9 trillion), respectively, and is forecasted to grow through 2020 at CAGRs of 20% and 13%, respectively. However, due to negative real returns on bank deposits and underperforming equity markets, many Chinese households and institutional investors have not realized their investment return expectations and are seeking investments with more attractive risk-adjusted yields. We believe that marketplace lending has evolved to connect these retail and institutional investors with borrowers whose loans can generate attractive returns that are less correlated with the general market.

Typical Borrower Acquisition Models

Direct Sales Borrower Acquisition

Marketplace lending platforms in China with a direct sales borrower acquisition model tend to cover both business loans and consumption loans and have offline coverage through either their own resources or business partners. Direct sales borrower acquisition platforms involve an offline validation process. Since the borrower acquisition cost is high, with an average cost of RMB4,000 (approximately US$600) per borrower, loans from these types of platforms tend to be larger.

Open Application Borrower Acquisition

Most consumer finance marketplace lending platforms in China follow an exclusively open application borrower acquisition strategy, typically including an open application to apply for a loan, in an effort to minimize customer acquisition costs. Data assessment for these loans is an additional cost and usually is dependent on existing credit data such as the PBOC’s personal credit report and other evidence of creditworthiness. These platforms typically target younger consumers and acquire borrowers through dedicated mobile apps. We believe that the open application borrower acquisition model generally is susceptible to application fraud. The average borrower acquisition cost for online open application business models is approximately RMB400 (approximately US$60) per borrower.

Predictive Selection Technology Borrower Acquisition (China Rapid Finance)

Pre-approval of credit lines has been widely adopted in mature markets with good credit infrastructure, but we are the only marketplace lending platform that has adopted this model in China. We apply our proprietary predictive selection technology to data accessed through multiple sources, including our cooperation partners. Under the predictive selection technology borrower acquisition approach, the platform proactively manages credit risk on a massive scale by actively targeting qualified customers. The average borrower acquisition cost in China for each predictive selection technology borrower is US$20.

The following graph sets forth the average acquisition cost per borrower for each of the three borrower acquisition models identified in this section:

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by third party press releases, China Rapid Finance and expert interviews.

(1)	Derived from China Rapid Finance’s data for consumption loan borrower acquisition.

Based on these costs per borrower to achieve one million customers, the direct sales, open application and predictive selection technology models would require RMB4.0 billion (approximately US$600 million), RMB400 million (approximately US$60 million) and RMB80 million (approximately US$20 million), respectively.

Investor Acquisition Models

Online Investor Acquisition: Mass Affluent Investor Focused

Online investor acquisition models usually feature low minimum investment thresholds of approximately RMB5,000 (approximately US$750) and offer products with little differentiation, with an emphasis on volumes. The investment products on these platforms are differentiated in terms of minimum investment thresholds, maturities and returns, often in the form of wealth management products, and are targeted to mass investors.

These products typically have low, fixed yields. Shorter and flexible maturities for investments are usually designed for mass investors as a replacement for deposits. Investment products with higher yields typically have longer maturities.

China Rapid Finance utilizes, in part, an online investor acquisition model that operates through websites and mobile applications that is mainly focused on mass affluent investors.

Offline Investor Acquisition: High Net Worth Investor Focused

Marketplace lending platforms, including China Rapid Finance, utilize licensed third-party or affiliated wealth management entities with offline distribution channels to reach and service high net worth investors. Loans on these platforms are presented as an alternative to traditional wealth management products. These platforms tend to have longer operating histories and a physical network of branch offices. In the case of China Rapid Finance, face-to-face know-your-client meetings are conducted for investor due diligence and to explain the risk-reward characteristics of these specialty lending strategies to investors.

BUSINESS

Our Mission

Our mission is to use our proprietary technology to create a marketplace that fulfills the lifetime consumer credit needs of China’s emerging middle class and provides investors with attractive returns.

Our Business

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 7 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$810 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 104 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology to acquire customers on a massive scale at low cost. With this proprietary technology, we are able to analyze non-credit data from multiple alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We have proven our expertise over 15 years of working with some of China’s largest banks to help them issue over 100 million credit cards. According to Oliver Wyman, we are China’s leading marketplace for consumer credit with automated decisioning technology, which includes a decisioning engine, machine learning and algorithms capable of analyzing big data. We believe that we are also China’s only consumer finance marketplace capable of harnessing alternative sources of data, including online social media, search, browsing and transactional activity, to assess creditworthiness.

We have established cooperations with multiple internet companies in China, through which we leverage valuable big data on hundreds of millions of Chinese consumers. Using our predictive selection technology, we analyze this data to efficiently select potential EMMA borrowers for our platform. This, in turn, attracts investors to invest through our marketplace. We are also building multiple channels with online travel agencies, online group-buy and shopping platforms, online gaming companies, online e-commerce platforms and payment service providers to enable us to reach more potential qualified EMMA borrowers.

China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$500 billion) by 2020, according to Oliver Wyman. We believe that banks have historically not extended credit to EMMAs due to the absence of credit data, the high costs of traditional data collection and the inability of banks to engage in variable pricing, which refers to the practice of charging different interest rates to different borrowers based on credit quality. As a result, hundreds of millions of financially active and technologically savvy consumers in China lack access to affordable credit.

Our proprietary technology enables us to uniquely provide affordable credit access for EMMAs. Although traditional consumer credit information on most potential borrowers in China is not available, we are able to access vast amounts of valuable information regarding the online behavior of EMMAs through our cooperation partners. Our technology, which was developed based on our “test and learn” operating philosophy, provides a reliable and quantifiable link between this digital data and consumers’ creditworthiness. Our predictive selection technology identifies and evaluates qualified EMMAs for the loans facilitated on our marketplace, and our credit scoring and automated decisioning technologies determine whether, and on what terms, a loan should be offered.

These technology and data access advantages have enabled us to become the most efficient and scalable consumer marketplace in China. Our end-to-end automation allows us to match these EMMAs and investors and execute transactions in an efficient and cost-effective manner. Our ability to access and analyze alternative sources of data on potential borrowers allows us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology. Collectively, this results in lower borrowing costs for our customers and creates a network effect whereby we are able to attract and retain more quality EMMAs to our marketplace. According to Oliver Wyman, our online acquisition cost per borrower is a fraction of that of our competitors, as shown in the table below.

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by third party press releases, China Rapid Finance and expert interviews.

(1)	Derived from China Rapid Finance’s data for consumption loan borrower acquisition.

Based on these costs per borrower, the direct sales, open application and predictive selection technology models would require US$600 million, US$60 million and US$20 million, respectively, to acquire one million customers. Therefore, we believe that our predictive selection technology model enables us to be massively more scalable than our competitors. As a result of our cost advantage, we were able to acquire more than 770,000 borrowers on our marketplace as of June 30, 2016.

For lifestyle loans, our historical results have shown that the lifetime customer value has significantly exceeded the customer acquisition cost. For consumption loans, our acquisition cost per borrower is approximately US$20. The average EMMA borrowing consumption loans on our marketplace has borrowed approximately US$1,342 during his or her first 15 months on our marketplace. Based on the applicable 1-2% average rate of transaction fees on our consumption loans, this level of borrowing for these borrowers has resulted in approximately $20 of gross billings on transaction and service fees per borrower for his or her 15 months on our marketplace. Given that we have observed repeat borrowing behavior on our platform increasing over time, with the size of consumption loans generally increasing for subsequent borrowings, we expect to gain higher gross billings on transaction and service fees per borrower as borrowers gain access to and repeatedly borrow larger, longer duration consumption loans and eventually lifestyle loans. According to our random sample surveys of our consumption loan borrowers, more than 70% of such borrowers have never had any credit access before, and based on our observation of credit behavior of Chinese consumers for the past 15 years, we believe these borrowers are likely to maintain a borrowing relationship with us for more than two years.

(1)	Represents the cumulative number of borrowers on our platform since inception as of each date presented.

We believe that as our customers continue to use our platform for additional borrowing, the average lifetime value of these borrowers, which is defined as revenue net of direct cost per borrower, will significantly exceed the acquisition costs per borrower.

*	When we launched larger and longer term consumption loans with principal amounts of between RMB500 (approximately US$75) and RMB6,000 (approximately US$900) and terms of one to three months.
(1)	Represents the average aggregate lifetime borrowing of borrowers of consumption loans on our platform as a function of the number of months that the borrowers have been on our platform.

We serve the lifetime credit needs of EMMAs through comprehensive and attractive product offerings, resulting in strong recurring revenue. Our unique omnichannel marketplace allows hundreds of millions of EMMAs to obtain rapid access to affordable credit for the first time and thereafter have access to a wide variety of loan products with varying principal amounts, maturities, and interest rates. When repeat borrowers (representing the low risk, high quality borrowers) are upgraded to borrower larger amount consumption loans, we expect to generate more recurring gross billings from consumption loan borrowers. When these borrowers are upgraded to borrower lifestyle loans, we will be able to generate increased revenue from facilitating such lifestyle loans, and also benefit from the reduced sales and marketing expenses.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$900). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$15,050). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued.

As EMMAs on our platform develop a track record of timely loan repayment, they are also able to further reduce their costs of borrowing and access lifestyle on more attractive terms. We are also testing other loan products to serve EMMAs’ evolving lifetime credit needs.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of June 30, 2016, 65% of the borrowers on our marketplace since our inception had returned for at least one additional loan and 57% of the borrowers on our marketplace had returned for at least two additional loans.

Market Opportunity and Our Marketplace

We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. According to Oliver Wyman, the demand for consumer credit by this segment of China’s population continues to grow rapidly and this segment of China’s population is poised to become the principal engine of consumer spending over the next decade. According to Oliver Wyman, China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$500 billion) by 2020. Marketplace loan amount in China is expected to grow at a CAGR of approximately 93% to RMB5.4 trillion (approximately US$810 billion) in 2020.

China’s current banking system, however, is unable to address the borrowing needs of EMMAs, particularly those of salaried private sector employees and sole proprietors. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. Because banks typically do not extend credit to EMMAs, the vast majority of China’s population is underserved by the current banking system and is seeking alternative solutions. As a result, the PRC government has introduced new guidelines and regulations to help facilitate non-bank credit access to these underserved consumers.

To address this market opportunity, we have developed a marketplace that provides benefits to both borrowers and investors. Borrowers benefit from access to affordable, unsecured credit; rapid and efficient credit scoring and decisioning; the ability to build a credit history; and transparent pricing and loan terms. Investors benefit from access to untapped borrowers for attractive returns that are less correlated with general market trends, as well as transparent reporting and payment practices.

Our Competitive Strengths

We have been able to establish a leadership position in China’s consumer lending industry because we are the only lending marketplace in China to offer all of the following: (1) predictive selection technology, (2) automated decisioning technology, (3) non-credit data analytics and (4) variable pricing capabilities. This unique set of capabilities has allowed us to create a marketplace offering affordable credit for EMMAs that neither traditional banks nor our competitors are able to serve. We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of our substantial market opportunity:

•	Leading online consumer lending marketplace in China. We operate China’s largest and fastest growing consumer lending marketplace in terms of total number of loans with more than 7 million loans facilitated since inception. According to Oliver Wyman, the daily average number of consumer finance loans facilitated on our marketplace exceeds the daily average aggregate number of such loans made through all competing lending focused marketplaces in China, and this origination track record accounted for 74% of the total number of online consumer finance loans in China facilitated by consumer lending marketplaces in the six months ended July 15, 2015. With our technology advantage and the rapid scalability of our online and mobile-based services, we believe that we can maintain and extend our leadership position by benefiting from the network effect in this large underserved market and continue to attract high quality borrowers and investors.

•	Expansive customer reach to EMMAs through multiple channels and data sources. We have established cooperations with multiple internet companies, through which we are able to leverage a vast amount of consumer data regarding online social media, search, browsing and transactional activity, to which we can apply our predictive selection, credit scoring and automated decisioning technologies and algorithms. With the trust of these cooperative partners and the benefit of their data, we have proactively selected the most desirable borrowers for our platform and reduced our customer acquisition costs. In addition, our network of 104 data verification centers located throughout China gives us the ability to directly reach customers to collect and verify traditional and non-traditional sources of data, such as bank records, utility and phone bills, place of employment and condition of residences. The data from these various sources allow us to continuously refine and develop our predictive selection, credit scoring and automated decisioning technologies.

•	Predictive selection technology enabling large-scale, low-cost acquisition of quality borrowers. Through more than a decade of creating credit solutions for financial institutions in China and over five years of “test and learn” experience in facilitating marketplace lending (See “History and Reorganization—Our Company”), we have developed proprietary predictive selection technology that successfully addresses China’s consumer credit data limitations and can analyze alternative sources of data to predict the likelihood of potential borrowers to repay loans. The application of our predictive selection technology allows us to reduce our average customer acquisition cost. This creates a network effect whereby we are increasingly able to attract and retain more quality EMMAs to our marketplace.

•	Automated decisioning technology enabling centralized and efficient risk assessment. Once we have preselected high quality borrowers for our marketplace, we are able to apply our credit scoring and proprietary automated decisioning technologies to make lending recommendations to our investors. According to Oliver Wyman, our company, FICO and Experian are the only three companies with credit decisioning science technology in China, and we are the only one of these companies that facilitates loans. Furthermore, our centralized and automated loan approval processes allow us to make immediate system-wide changes to the loan approval criteria applied throughout our operations. Proprietary information and knowledge we obtain through one channel can be applied to other channels to continually improve and enhance our loan decisioning processes. This intelligent, automated, machine learning technology improves the effectiveness of our algorithms by using data collected on our marketplace to better analyze credit behaviors and provides us with a strong competitive edge in risk management.

•	Comprehensive range of consumer loan products generating revenue from repeat borrowers. Our marketplace offers a range of loan products with varying principal amounts, maturities, interest rates and other terms to serve EMMAs’ lifetime credit needs. As borrowers on our platform develop a track record of timely loan repayment, they are able to progressively reduce their costs of borrowing and access loans on more attractive terms. Our platform serves borrowers’ evolving credit needs through the variety of loans available. Since the launch of our first predictive selection technology loans in February 2015, our online and mobile-based channels have facilitated an average of over 12,000 loans per day. 65% of borrowers had returned to our marketplace for at least one additional loan as of June 30, 2016, demonstrating high customer satisfaction and demand for loans. The recurring revenues from these repeat borrowers serve as the foundation for the further growth of our marketplace.

•	Attractive returns with transparent reporting. Our marketplace provides an attractive investment opportunity for both domestic and international investors with any amount of capital to invest. By taking advantage of our proprietary predictive selection technology, variable pricing and automatic decisioning technology, investors are able to achieve attractive returns while diversifying their credit exposure to include EMMAs. Average returns on our marketplace are also significantly higher than those achieved through other traditional investment channels in China, including bank deposits, insurance and wealth management products. In addition, we pride ourselves on our compliance with regulatory requirements and adoption of industry best practices, including third-party audits, transparent disclosure of all fees, interest rates and risks and timely and accurate reporting of account balances and fund flows.

•	Recognized industry leaders on our management and advisory teams. We have a strong management team with a long history in consumer finance in both the United States and China. Our founder, chairman and chief executive officer, Dr. Zhengyu (Zane) Wang, is a leader in the credit analytics and decisioning science industries in both the U.S. and China. He has played a key role in setting industry standards for credit analytics and developing consumer credit infrastructure in China. From 2001 to 2010, Dr. Wang advised leading Chinese financial institutions, including Bank of China, China UnionPay, Industrial Bank of China and CCB, in the underwriting, scoring and issuance of more than 100 million credit cards and more than US$100 billion in credit card loans. Our advisors, Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express, are recognized pioneers in the global consumer credit industry. One of our directors, Joe Zhang, is a former PBOC manager and is currently chairman of China Smartpay and a recognized authority on non-bank lending in China. Our management, board and advisory teams have significant experience in the credit industry spanning multiple areas of expertise, including loan origination, underwriting technology, fraud prevention, risk management and collections both internationally and in China. In addition, since our inception, we have adopted robust corporate governance policies and practices and engaged extensively with key regulators to help shape best practices in China’s marketplace lending and credit industries.

Our Strategies

Leveraging our competitive strengths discussed above, we plan to implement the following key strategies to extend our leadership position in facilitating consumer loans to China’s EMMAs and achieve our mission of fulfilling their lifetime credit needs:

•	Meet the evolving lifetime credit needs of EMMAs. Our marketplace offers a comprehensive range of both consumption and lifestyle loans of varying maturities to meet EMMAs’ evolving credit needs. As China’s economy develops, we expect the needs of EMMAs will also change. For example, these borrowers may seek loans for different uses and purposes, more flexible repayment options or revolving credit products. We plan to develop new products to meet their needs as they evolve in order to optimize the retention of borrowers and increase our repeat customer value. By doing this, we will also allow these customers to continue to develop a track record of timely loan repayment and qualify for loans with more attractive terms through our marketplace.

•	Continue to add new channels and data sources and further penetrate our total addressable market. We are in active discussions with other potential cooperation partners, including Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment providers to reach more potential borrowers. These cooperation agreements also allow us to apply our predictive selection technology to data on a larger and more diverse set of borrowers that may not have any credit data. We plan to roll out additional loan campaigns through online and mobile-based channels in order to grow a larger base of borrowers.

•	Invest in our technology platform. We are a technology-driven company and we plan to continue to make significant investments in our proprietary technologies, algorithms and data sources to increase the speed and scale at which our marketplace can facilitate loans. We plan to further develop and upgrade our Internet and mobile-based applications to provide more convenient, secure and rapid marketplace services. We also plan to continue to apply our “test and learn” operating philosophy and refine our predictive selection, credit scoring and automated decisioning technologies to adapt to new data sources. Our technology development center in Mountain View, California has allowed us to stay at the forefront of emerging trends in machine learning and credit analytics. We believe that these investments will enable us to connect an increasing number of borrowers and investors, continue to identify new potential borrowers, and maintain the security and integrity of our marketplace.

•	Further diversify our marketplace’s investor base. We currently promote our marketplace to investors through various channels. We plan to increase the number of retail investors through web-based and mobile promotional activities. Investors on our marketplace currently consist primarily of mass affluent individuals. In addition to increasing our marketing efforts to target individuals, we also seek to attract domestic and international institutional investors.

•	Enhance the profile of our brand. We plan to invest further in the development of our brand. To date, we have engaged in only targeted marketing campaigns. We will increase our investment in both online and offline marketing and advertising channels.

Our Services

Our marketplace offers potential borrowers flexible loan solutions to satisfy their lifetime credit needs. Our marketplace provides borrowers and investors with a wide range of loan products with varying principal amounts, maturities, interest rates and other terms. The loans facilitated on our marketplace are categorized as either consumption loans or lifestyle loans.

Consumption loans are loans with maturities of less than three months and with principal amounts generally of up to RMB6,000 (approximately US$900). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. When we approve consumption loans for first-time borrowers, predictive selection technology, or PST, is applied. PST is a self-developed technology that is used in selecting potential borrowers of consumption loans. Unlike the underwriting tool or process of a bank or traditional credit company, PST does not gather the credit data of a loan applicant and determine whether a loan should be granted. As most of these individuals do not have credit history but are active on the internet, we use PST to come up with a targeted pool of individuals that are considered more likely to be able to repay a fixed small credit based on unconventional parameters such as online activities, social groups and networks. PST is an algorithm technology that analyzes an individual’s non-financial and behavioral data and acts as a sorting mechanism rather than an underwriting tool. As these borrowers repay and re-borrow, they establish a credit and repayment record for themselves, which we track and monitor. We make use of these historical repayment records to further improve our credit decisioning technology as well as refine our assessment of credit limits and scoring categories of these borrowers. Borrowers who do not repay on a timely basis have such failure to repay reflected in our database, causing them to be less likely to be eligible for future borrowings.

Lifestyle loans are loans with maturities of between three months and three years and with principal amounts generally of up to RMB100,000 (approximately US$15,050). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to such loan being issued.

For lifestyle loans, we require additional data on the borrower to be collected and verified by our data verification centers. Our network of 104 data verification centers is spread over 94 cities across 23 provinces and four municipalities in China. We analyze the information collected by our data verification centers as well as borrower loan repayment behavior on our marketplace to qualify borrowers for lifestyle loans generally of up to RMB100,000 (approximately US$15,050). Lifestyle loans require the potential borrower to provide basic personal information as well as the purpose of the loan. Borrowers authorize us to inspect and verify third-party data related to the borrower’s credit, including, but not limited to, the potential borrower’s credit records, bank transaction records, pay slips, domicile registration records and phone and utility records. We also have the capability to conduct on-site customer credit evaluation measures for our lifestyle loans through our data verification centers. Individuals whose applications for lifestyle loans are denied may apply again at a later date at our data verification centers, at which time all of their data will be re-verified.

For each loan application, we collect and verify hundreds of data inputs for analysis by our proprietary credit assessment technology. As we continue to refine the algorithms underpinning our proprietary credit assessment technology, we will be able to reduce the number of required data inputs and enhance our data verification for larger loans.

Unlike traditional banks in China, which are prohibited from making loans above an interest rate of approximately 6% and may only provide credit cards with interest rates of 18.25%, loans facilitated on our marketplace have interest rates of up to 24%, which is within the permitted range under PRC laws for non-bank lenders, thereby allowing us to more appropriately price risk. For lifestyle loans, annual investment return is calculated as total interest income received by the investors, less account management fees paid to us by the investors, less subsequent contributions to the Safeguard Program borne by the investors, all divided by the investors’ weighted average balance of lending capital. For consumption loans, annual investment return is calculated as total interest income received by the investors, plus customer acquisition incentives given to investors, less account management fees paid to us by the investors, less credit losses from consumption loans borne by the investors, all divided by the investors’ weighted average balance of lending capital. In the years ended December 31, 2013, 2014 and 2015 and in the six months ended June 30, 2015 and 2016, average annual investment return for investors of lifestyle loans on our marketplace was 11.6%, 11.9%, 11.5%, 11.8% and 11.5%, respectively. Annual investment return was 12.8% per annum for investors of consumption loans for the year ended December 31, 2015, and was 11.2% and 12.7% for the six months ended June 30, 2015 and 2016, respectively.

As of June 30, 2016, we had facilitated a total of approximately 7 million loans to 921,000 borrowers. Borrowers are only permitted to hold one loan at a time on our marketplace. As of June 30, 2016, 65% of the borrowers on our marketplace since our inception have returned for at least one additional loan and 57% of the borrowers on our marketplace since our inception have returned for at least two additional loans. Based on a survey of our borrowers, the principal uses of our consumption loans include shopping, entertainment, daily supplies and phone or internet bills, and the principal uses of our lifestyle loans include large purchases, business expansion and home improvement. The maturities of loans facilitated on our marketplace range from one day to 36 months.

Our predictive selection technology identifies qualified EMMAs for our consumption loans and our automated decisioning and credit scoring technologies determine whether a loan should be offered and the terms of the loan. These pre-qualified EMMAs can obtain consumption loans on our marketplace through our online and mobile-based channels, which comprise our website, mobile application and our cooperation partners’ online and mobile platforms. Thereafter, the lending relationship for that loan is fully mobile, with the borrower being able to check his or her balance and make repayments all from his or her mobile device. As borrowers on our platform develop a track record of timely loan repayment, their costs of borrowing decrease and they are able to access loans on more attractive terms. Our marketplace has facilitated an aggregate of over 7 million loans through mobile devices since inception. The following diagram illustrates the ease by which a potential borrower can accept a consumption loan through a mobile device:

Loan Acceptance Process on CRF Mobile App

We generate revenue principally through our receipt of transaction and account management fees. All borrowers of loans facilitated by our marketplace pay us fees on transactional basis and investors pay us account management fees over the term of the loans. For a further description of our transaction fees, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our subsidiary, Haidong, principally engages in micro-credit lending. Most of these micro-loans are made outside of our marketplace. These micro-credit loans accounted for less than 1% of the total loans facilitated on our marketplace as of June 30, 2016. In addition, when we began the testing phase of our new consumption loans using our predictive selection technology in the fourth quarter of 2014, Haidong initially served as the principal investor for such loans. However, beginning July 1, 2015, Haidong no longer provides lending capital for these consumption loans and only assists in the facilitation of consumption loans.

Borrowers

Our marketplace currently serves EMMAs in China seeking a range of loans for personal spending purposes. One of our goals is to help borrowers establish a track record to lower their cost of credit. Borrowers on our marketplace generally choose our platform because of the convenience and attractive interest rates. Our marketplace is accessible in all geographical areas of China by means of our online and mobile-based channels. Borrowers can make repayments through third-party payment companies, mobile devices or in-person at our data verification centers. The majority of borrowers on our marketplace typically are 18 to 29 years old with a college degree and live in large cities in China.

Borrowers, including existing borrowers on our marketplace, who apply for lifestyle loans, generally of up to RMB100,000 (approximately US$15,050), must visit one of our 104 data verification centers in 94 cities across 23 provinces and four municipalities in China. As we continue to grow, we plan to open additional data verification centers throughout China. We believe these data verification centers provide us with the ability to effectively access underserved EMMAs.

Complementary to the anti-fraud mechanisms built into our proprietary predictive selection technology, our network of data verification centers also supports our platform’s fraud mitigation efforts. After a potential borrower applies for a lifestyle loan, our data verification center personnel conduct in-person field visits and detailed credit diligence to ensure the reliability of the information included in the application. To date, we have not experienced any significant instances of fraud as the credit diligence and data verification measures performed by our network of data verification centers generally are able to detect invalid information in borrower applications. An applicant is automatically rejected if invalid or fraudulent information is found in his or her application. We believe the fraud prevention functions and payment management service functions of our network of data verification centers strengthen the reliability of our marketplace.

Investors

Our marketplace currently enables investors domiciled in China to invest in loans with varying principal amounts, interest rates and terms. For the years ended December 31, 2013, 2014 and 2015 and for the six months ended June 30, 2015 and 2016, average annual investment return for lifestyle loan investors on our marketplace was 11.6%, 11.9%, 11.5%, 11.8% and 11.5%, respectively. Annual investment return was 12.8% per annum for investors of consumption loans in the year ended December 31, 2015 and was 11.2% and 12.7% per annum for investors of consumption loans in the six months ended June 30, 2015 and 2016, respectively. As of June 30, 2016, we had approximately 12,000 investors on our marketplace. The following chart illustrates the average rate of return on loans facilitated on our marketplace as compared to other retail investment products available for individual investors in China as of December 31, 2014:

Source: PBOC, China Securities Depository & Clearing Corporation Limited, China Insurance Regulatory Commission, China Trustee Association data as of December 31, 2014, company data as of December 31, 2014.

The investors on our marketplace consist primarily of mass affluent individuals and institutions seeking attractive returns at well-defined risk levels. In April 2015, we became the first marketplace in China accepted by Orchard Platform Advisors, LLC, or Orchard, a leading U.S.-based technology and infrastructure provider for marketplace investors, which will allow us to source high quality institutional investors from Orchard’s platform. We seek to attract new sources of lending capital to our marketplace, both from within China and internationally. We currently operate 6 investor service centers in Beijing, Shanghai, Shenzhen and Nanjing, through which we service investors for our marketplace. We operate through websites and mobile applications to target mass affluent investors. We plan to increase our marketing efforts to individuals as well as domestic and international institutions, including asset management companies, insurance companies and other financial institutions to serve as investors.

For lifestyle loans, the investors may specify their expected total capital available for lending, desired rate of return and expected lending period. Although investors have the option to accept each loan recommended by us or authorize us to accept loans without their further consent, most investors elect to make investments and accept loans based on our recommendations. The account management fee charged to investors does not differ depending on whether the investor makes investments based on our recommendation or authorizes us to accept loans on their behalf. The account management fee agreed and charged to different investors may vary based on investment periods. We do not act as a financial advisor or portfolio manager for the investors. We score and assess the risk of each borrower and loan and recommend them to the marketplace. We then match the borrowers to the investors according to the timing of the proposed loans and funds available in the investors’ cash accounts. Other than matching the loans, we do not make investment decisions for investors in terms of risk profile, scoring category of borrowers and type or term of loans.

For lifestyle loans, there can be more than one investor for each loan facilitated. There are no minimum investment periods for investors in lifestyle loans. For lifestyle loans, investors do not have the legal right to withdraw cash that has been loaned before the loans mature. If lifestyle loan investors desire liquidity, they may submit an application to request us to help them find other investors to purchase their loans. However, we do not have any obligation to assist investors in transferring their debts to another party before maturity. There are no circumstances in which we will buy a loan from an investor or pay it off before the maturity date.

For consumption loans, as of June 30, 2016, all borrowers are pre-selected using our predictive selection technology, once they become eligible borrowers on the marketplace, they are automatically matched with the consumption loan investors according to the funds available in their accounts. As the loan amount of a consumption loan is very small, there is only one investor for each consumption loan. Currently all investors in consumption loans have a two-year minimum investment period, during which investors cannot withdraw cash. When the two-year period is completed, the investors are permitted to withdraw cash, but only to the extent that the outstanding loans have been repaid by the borrowers.

Once an investor accepts a loan, the payment, settlement and clearing of the proceeds of the loan is delivered by a third-party payment company. We require all investors to transfer funds to their third-party payment accounts only through such investors’ PBOC-approved bank account. Investors are not permitted to deposit cash directly into their third-party payment accounts. We maintain a separate account for each investor where the investors’ capital, repayments and interest are separately and securely maintained, and engage third-party payment companies to provide account settlement services. Wiring instructions, repayment and interest settlement on investors’ accounts are highly automated.

Our Network of Facilities

Our marketplace has 6 investor service centers located in Beijing, Shanghai, Shenzhen and Nanjing, which focus on maintaining relationships with investors.

We believe our network of data verification and investor service centers represents one of the largest marketplace lending networks in China. The following map illustrates the locations of our data verification centers and investor service centers as of the date of this prospectus:

We plan to expand to 180 data verification centers in 150 cities across almost all provinces by 2020. We estimate that the average cost of establishing a new data verification center or investor service center is less than US$100,000.

Proprietary, Advanced Technology Platform

We are a technology-driven company and our proprietary, advanced technology and know-how allow us to operate our marketplace in a way that differentiates us from all of our competitors. Our proprietary credit assessment technology assesses a potential borrower’s willingness to pay, ability to pay and stability of income. Our proprietary credit assessment technology has three principal components—(i) predictive selection technology, (ii) credit scoring technology and (iii) automated decisioning technology. According to Oliver Wyman, we are the only marketplace platform in China to utilize predictive selection technology to pre-screen quality potential borrowers for instant loans on a massive scale. We also believe we are the only marketplace platform in China with predictive selection technology. Our technology, which we developed over our 15 years of experience as a credit analytics service provider and marketplace operator, utilizes distinct algorithms for loans with different sizes and maturities to analyze vast amounts of data. We continue to source data from diverse channels, including potential borrower applications, big data accessed through from our cooperation partners and credit data created by borrowing behavior on our marketplace. Each of our credit scoring and decisioning algorithms utilizes hundreds of variables to assess and make intelligent and rapid consumer credit decisions on a large and growing scale. Our technology continues to evolve through machine learning as it scales to allow for more informed and intelligent decisions based on credit data created by borrowing behavior on our marketplace.

We developed our proprietary, advanced technology over the past 15 years, during which our founders and management team advised many of China’s largest financial institutions in analyzing consumer credit to issue credit cards over one hundred million consumers. During this time, we were one of China’s leading analytics service providers, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services. As a result, our management team has developed a profound knowledge of China’s credit market that has been integrated into our credit assessment technology, which was specifically created to address China’s unique demographics. We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

The vast majority of China’s population, including EMMAs, lacks credit information. To address this issue, we aggregate alternative sources of data, including data accessed through our cooperation partners and from other sources. For instance, our proprietary credit assessment technology uses data from online social media, search, browsing and transactional activity and credit data generated through our own operations. As we analyze new data from our cooperation partners and internally produced credit data from borrower credit behavior on our marketplace, we continually refine our credit assessment algorithms and revise data inputs to create a more accurate measure of creditworthiness. In addition, the data gathered in connection with the screening and due diligence carried out by our data verification centers is input into our credit assessment system, enhancing our credit analytical capabilities, including fraud prevention and detection.

Loans facilitated on our marketplace do not show up on a borrower’s credit report issued by the PBOC because PBOC credit reports only cover traditional banking credit.

Predictive Selection Technology

According to Oliver Wyman, we are the only company in China to pre-screen potential borrowers using predictive selection technology. As discussed above, our predictive selection technology uses alternative sources of data, including big data, in its credit scoring and decisioning algorithms to offer consumption loans to potential borrowers through mobile devices. Based on our own testing, our predictive selection technology identifies, attracts and acquires up to five times the number of quality potential borrowers as an open application model for the same cost. This technology contributes to our ability to decrease our customer acquisition costs, which are the lowest in the industry according to Oliver Wyman. Our predictive selection technology also minimizes the potential for fraud on our marketplace and helps cultivate a desirable portfolio of borrowers on our platform by allowing us to proactively select our borrower composition rather than relying on potential borrowers to initiate applications for loans on our marketplace.

Credit Scoring

Our credit scoring technology uses proprietary algorithms to predict the probability that a prospective borrower will repay a loan. We employ multiple independent credit scoring algorithms depending on the loan size and term. Each of our algorithms score potential borrowers into three principal score dimensions. Our credit scoring algorithms are highly automated and instantaneously produce scoring decisions based on up to thousands of data variables. Some of these variables include a potential borrower’s delinquent repayment histories, online behavior, advanced education degree, employment duration with current employer, social security status, housing benefits status, credit bureau records, real property ownership, stability of residence, duration of social media usage and online shopping frequency. We do not assume, nor have we assumed, any liability for failing to correctly assign a credit score to a particular borrower.

In the China market, the majority of borrowers do not have credit histories on file with the PBOC’s Central Credit Bureau, so there is no generic credit score standard similar to a FICO score in the U.S. Therefore, we have developed our own credit scoring system in order to develop predictive models designed to segment potential borrowers into different categories. The three principal score regions we use to arrive at an overall credit score for each borrower include the following:

•	the application score, which measures probability of a potential borrower to default on the payment after he/she is approved for the loan;

•	the fraud score, which measures the probability that a potential borrower submits a fraudulent applicant as measured by a default after he/she is approved for the loan; and

•	the response score, which measures the probability of a potential borrower to respond to a particular loan product offer.

The application score is used to make approval decisions, the fraud score is used to make exclusion decisions and the response score is used to determine the most efficient communication channel and the best loan offer terms to acquire the borrower.

As there is no credit standard such as FICO in China, marketplace operators such as our company have the latitude to set their own respective minimum criteria for evaluating potential borrowers. However, as we analyze up to thousands of derived variables or data attributes obtained from various channels and data partners regarding prospective borrowers, we have not set any specific minimum criteria (other than a minimum age of 18) for considering a potential borrower. Instead, we consider the totality of the data on a potential borrower when making a credit scoring assessment and a loan decision.

When making credit decisions, we group borrowers into seven application score categories based on expected ranges of default rates. The table below represents lifetime default rate for all lifestyle loans that have reached maturity since the inception of our operations and shows both the estimated and the actual and fully realized default rates of each application score category, as well as the roughly comparable FICO scores for reference.

Application Score Category	Estimated Default Rate	Actual Default Rate*	Roughly Comparable FICO Score
1	0-4%	4.4%	720+
2	4-8%	7.1%	690-720
3	8-12%	11.5%	670-690
4	12-16%	12.7%	650-670
5	16-20%	18.4%	630-650
6	20-30%	28.6%	610-630
7	30+ %	41.1%	<600

*	Default rate of each category is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of each category based on loans that were issued since January 1, 2011 through December 31, 2015 which have reached maturity, representing a look-back period of five years.

The actual overall default rates as of December 31, 2013, 2014 and 2015 were 8.3%, 7.3% and 11.8%, respectively. Based on our operating history with respect to marketplace lending of five years, we believe the overall lifetime loss rate of lifestyle loans facilitated on our platform to be 11-12%, representing an annualized default rate of 6% to 7% based on the average term of lifestyle loans of 20 months. The average Safeguard Program contribution rate was approximately 11%, 12% and 15% of loan principal for the years ended December 31, 2013, 2014 and 2015, respectively.

For consumption loans, the annualized default rate, which is defined as any loan principal that remains delinquent for more than 90 days as a percent of total loans originated (net of consumption loans issued that could not result in such delinquency), was 2.5% for the year ended December 31, 2015. This is relatively low as compared to the default rate of lifestyle loans given the shorter term length and higher repeat borrowing rate of consumption loans compared to lifestyle loans and the fact that defaulting borrowers are permanently eliminated from future borrowing on our platform.

Loan facilitations on our marketplace are driven by our approval strategy and the application score assigned to each borrower. While we apply our “test and learn” philosophy to extensively test all segments to measure and fine-tune our scoring accuracy, sensitivity and consistency, the focus of our marketplace is application score categories 1, 2 and 3, representing approximately 93.5% of all loan principal amounts originated on our marketplace during the year ended December 31, 2015. Management intends to continue to focus on and grow the base of borrowers in application score categories 1, 2 and 3.

	Percentage of Loan Origination
Application Score Category	For the year ended December 31,			For the six months ended June 30,
	2013	2014	2015	2016
1	0.1%	0.3%	27.5%	39.7%
2	4.2%	9.1%	12.6%	12.8%
3	54.8%	63.0%	53.4%	38.1%
4	35.9%	24.9%	6.3%	9.3%
5	3.9%	2.3%	0.2%	0.1%
6	0.8%	0.3%	0.0%	0.0%
7	0.3%	0.1%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%

We design application scores to predict default rates on the date of inception of loans. To ensure the accuracy, consistency, and robustness of the application scores, we intentionally approved a small number of borrowers from each score category in order to test response rate and credit performance.

Based on the “test and learn” philosophy, we have also tested various pricing points in these categories for the purpose of maximizing investment returns given a certain risk level in each score category. From 2014 to 2015, as we gathered scoring performance data, we gradually approved fewer borrowers with low scores, such as categories 4, 5, 6 and 7, and approved more borrowers with high scores, such as categories 1, 2 and 3.

Our business goal is maximizing investment returns to investors given a certain risk level, rather than minimizing default rates. Based on the guidance of the application score, we are achieving a balance between good risk quality and attractive investment returns to investors.

In the United States, the borrower categories of “prime” and “subprime” are characterized by a well accepted generic credit score standard, namely the FICO score. In China, however, there is no equivalent of the FICO score and most people do not have any credit information. As a result, there is no broadly accepted and systematic basis to categorize borrowers into “prime” or “subprime” on a nationwide scale. Leveraging our proprietary technology developed based on our 15 years’ experience in credit analytics in the market, we have developed our own credit score, or the CRF score, which can be used to rank potential borrowers into different score categories. We believe that the estimated default rate and the actual observed results for each of these categories are roughly comparable to the FICO score ranges. In this regard, Categories 1, 2 and 3 can be considered prime or near-prime under roughly comparable FICO score ranges, while score categories 6 and 7 would fall into subprime based on our test results. All loans made to borrowers in categories 6 and 7 represented in aggregate only 0.4% and 0.0% of our loan volume in the years ended December 31, 2014 and 2015, respectively. These loans were issued primarily to test and verify our prediction capabilities across all borrower categories and are not indicative of our future business strategy.

We believe that our proprietary advanced credit scoring algorithms score borrowers on a quicker and more accurate basis compared to credit scorecard-based credit scoring and regression-based credit scoring algorithms. We continue to refine and improve our credit scoring technology, which includes machine learning, as we grow our internal credit database based on borrowers’ behaviors on our marketplace.

Automated Decisioning

Our automated decisioning technology determines whether a loan should be offered to a potential borrower and then matches a potential borrower with an investor according to the investor’s expected total capital available for lending, desired rate of return, expected lending period and desired loan types. Like our credit scoring technology, we have multiple independent credit decisioning algorithms depending on the loan size and term. Our proprietary credit decisioning algorithms use the credit score as a factor, but not as the sole determinant as to whether a potential borrower is offered a loan. After potential borrowers are assigned a credit score, our proprietary credit decisioning algorithms utilize inclusion criteria based on hundreds of data variables to categorize potential borrowers into groups to determine whether a particular loan will be offered to them or not. If a borrower is offered a loan, the terms of the loan, including the principal amount, term, interest rate and fees, will depend on the credit score assessed to the potential borrower. Individuals whose applications for lifestyle loans are denied may apply again at a later date at our data verification centers, at which time all of their information will be re-verified. Changes or updates to our automated decisioning technology are made at our headquarters and applied to our entire network with immediate effectiveness.

Borrower and Investor Acquisition

We have adopted a multi-channel, multi-data sales and marketing strategy aimed at enhancing our profile in the marketplace lending industry and the credit industry as a whole. Our sales and marketing efforts have included public relations, event promotions, online marketing, direct mailing, community outreach and sales support. In addition, in order to increase our brand recognition among potential borrowers and investors, we have participated in industry forums and summits, and used various media channels, including print, online, television and radio. Our more recent borrower acquisition activities have primarily comprised mobile-based marketing through our strategic relationships and billboard campaigns. We placed nearly 600 billboard advertisements in railway stations in 14 major cities across China during the 2015 Chinese New Year holiday, when it is estimated that more than 300 million individuals traveled by train. In connection with our online marketing efforts, we have taken search engine optimization measures to increase our search index results on third-party search engines such as Baidu. As we continue to grow, we will engage in special promotional activities to pursue international investors to further diversify the sources of lending capital for our marketplace.

We have also adopted a more robust media strategy, which has resulted in greater coverage of our accomplishments in the marketplace lending industry and allowed us to reach additional potential borrowers and investors. In addition, our executives have participated in marketplace lending summits and industry conferences around the world, including the 2014, 2015 and 2016 LendIt Conferences, the EuroFinance 2015 Annual Meeting and the 2015 Lujiazui Forum in Shanghai.

Borrowing and Service Agreements

For lifestyle loans facilitated on our marketplace, borrowers and investors are subject to multiparty borrowing and service agreements among the borrower, the investor and certain of our subsidiaries that act as service providers in the loan transaction. Borrowers provide us with required personal information for entering into a loan and make representations to us as to the accuracy of such information. Borrowers also authorize us to

(a) make all inquiries necessary to assess their creditworthiness, including from third parties, (b) submit borrowing and repayment data to certain credit reporting institutions after they have been granted a loan, and (c) keep a personal credit file for them. We use this information to prepare borrower credit reports and present these reports to investors upon request.

Borrowers make repayments of principal and interest in the form of equal monthly payments (in the case of loans with durations longer than one month). If borrowers fail to satisfy their periodic payment obligations under the borrowing and service agreement, they are assessed an overdue service fee, which is payable before any subsequent payments of interest or principal will be credited. If a borrower fails to satisfy its periodic payment obligations within 15 days following the applicable due date, the borrowing and service agreement may be terminated and all payments of remaining principal and interest can be accelerated. There are no circumstances upon which a delinquent borrower’s payment schedule may be modified.

In the case of consumption loans, investors lend the capital either directly or under Haidong’s name to borrowers that meet certain criteria. Regardless of how the loan is structured, investors bear the non-payment risk relating to the lending of their capital to borrowers. Borrowers and investors are also subject to a set of borrowing and service agreements among the borrower, investor and certain of our subsidiaries acting as service providers.

Our subsidiaries that are parties to the borrowing and service agreements receive transaction-based and/or maturity-based fees in exchange for their services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Revenue.”

Third-Party Payment Agents

We engage third-party payment agents to administer payments between borrowers, investors and ourselves and perform the related clearing and fund settlement actions associated with these payments. In choosing third-party payment agencies, we take into consideration many criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Our third-party payment agents transfer funds to and from borrowers’ and investors’ payment accounts. We have established checks and balances to ensure that all payments, transfers and deposits made by the third-party payment agents are checked multiple times prior to the transmission of any funds to avoid errors.

We are the first marketplace operator in China to enter into a framework agreement with a third-party payment agent and a large state-owned bank in order to comply with recently promulgated regulations that will require marketplaces to conduct third-party payment operations through a banking financial institution. Under this framework agreement, CCB provides fund custody services, while our third-party payment agent provides payment, settlement and clearing services under the direct supervision of CCB. We may be required to entrust banking financial institutions to provide fund custody and related services independently as well. See “Risk Factors—If we are unable to maintain or increase the number of loans facilitated through our marketplace or if existing borrowers or investors do not continue to participate in our marketplace, our business and results of operations will be adversely affected” and “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—Our operations may need to be modified to comply with future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”

Safeguard Program

We provide investors of lifestyle loans facilitated by our marketplace with the option to benefit from mitigation of risk through the Safeguard Program, which is managed by our wholly owned subsidiary, Shanghai Shouhang. Depending on the credit risk and size of the particular loan, a portion of the amount paid by the borrower is automatically transferred to the program if the investor has opted into the Safeguard Program.

To the extent that an investor has opted into our Safeguard Program, the Safeguard Program provides make-up payments to an investor when a borrower fails to satisfy its interest or principal repayment obligations. Immediately after delinquency of a borrower’s repayment obligations, and continuing for the term of the loan (for up to 180 days if necessary) funds equal to the delinquent interest payment obligations are transferred from the Safeguard Program to the investor’s account. If a borrower has still not met his or her repayment obligations 180 days after the borrower fails to make a payment, funds equal to the delinquent principal payment are transferred from the Safeguard Program to the investor’s account. Any funds later recovered in satisfaction of a borrower’s delinquent principal and interest repayment obligations are contributed to the Safeguard Program. We are not liable to the investors even if there are no available funds in the Safeguard Program. Our obligation to make payments at any point in time is limited to the amount of the restricted cash balance. To date, substantially all investors in lifestyle loans originated on our marketplace have opted into the Safeguard Program. If an investor were not to opt into the Safeguard Program, such investor would be entitled to receive the amounts that would have been contributed into the Safeguard Program directly from the borrower as additional income. This additional amount received by such investor reflects the return for bearing a higher risk of credit loss since the investor is not participating in the Safeguard Program.

We do not offer the Safeguard Program for consumption loans, which accounted for approximately 47% and 54% of the loans facilitated (based on volume in dollars) for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. In addition, sophisticated investors may elect not to participate in the Safeguard Program.

For a further description of the Safeguard Program, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Safeguard Program Receivable and Payable.”

Payment Management Services

We provide payment management services for delinquent loans. Upon delinquency of a loan obligation, a member of our payment management services team will call and send a text message to the delinquent borrower to request repayment of the delinquent loan balance and all penalty and charges accrued since the date of delinquency. If a delinquent borrower continues to not pay, our payment management services personnel will follow up with additional phone calls and text messages requesting payment. If the loan and any related penalties and charges are not paid within 180 days, we consider the loan to be uncollectable and the investor, to the extent it has opted into our Safeguard Program, is compensated with funds from the Safeguard Program (to the extent funds are available).

Competition

With respect to borrowers, we compete with other providers of loans to creditworthy consumers, primarily in large cities in China. While there are over 1,700 other marketplace lending platforms in China according to Oliver Wyman, we believe we do not directly compete with these marketplaces because, unlike these other marketplaces, we target EMMAs seeking loans of up to RMB100,000 (approximately US$15,050), we focus primarily on consumer finance and our technology allows us to facilitate loans to borrowers without credit histories. In addition, online lending institutions in China that have banking licenses are required to lend in accordance with interest rate and other restrictions applicable to financial institutions. We, as a facilitator of loans and not a lender, are not subject to these regulatory constraints. In addition, we believe that our omnichannel distribution model, our marketplace leading position, our cooperative agreements and our proprietary credit assessment technology all serve to differentiate our marketplace from our competitors’ platforms.

We do not compete with traditional financial institutions, including banks, credit card issuers and consumer finance companies, due to our focus on EMMAs. Traditional financial institutions are either unable or unwilling to serve EMMAs due to their lack of a credit profile. The ability of our credit assessment technology to analyze alternative sources of data enables us to operate more efficiently in our target market than traditional financial institutions. In addition, unlike traditional banking and lending institutions, we are not constrained by strict regulatory limits on loan pricing and deposits. In some instances, we will facilitate loans for borrowers who already have credit cards, typically as a form of supplemental credit.

With respect to investors, we primarily compete with other micro-lending investment product providers, wealth management centers and traditional banks in China. We believe that our marketplace’s attractive rates of return draw a high volume of diverse investors seeking to invest in a segment of China’s population that was previously not accessible to the credit industry.

Intellectual Property

We use a combination of trade secret, software copyright, trademark and other rights to protect our intellectual property and our brand. We have completed registration of two trademarks in five classes and applied for registration of those trademarks in approximately 40 additional classes, as well as two additional trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have registered 17 computer software copyrights with the PRC National Copyright Administration and 10 copyrights with the PRC National Copyright Administration. We have also registered numerous domain names, including www.crfchina.com and www.chinarapidfinance.com.

In addition to our intellectual property rights, we maintain a competitive advantage over our peers through our unique knowledge of China’s credit industry and our constantly evolving technology and know-how. We also enter into contracts with our employees and partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace.

Data Policy

We have adopted a strict internal data policy relating to the confidential information of our borrowers, investors and cooperation partners, as well as our own confidential information. This policy establishes day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information and data. This policy also specifies the manner in which data must be stored. We require each of our employees to agree in writing to abide by the data policy and protect the confidentiality of our data.

Employees

We had 2,613 and 2,679 full-time employees as of December 31, 2014 and 2015, respectively. In 2015, we had an average of 2,659 temporary employees, which included part-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2016:

Function	Number of Employees
Borrower and Investor Acquisition	1,465
Data Verification Centers	943
General Administration	77
Product Development and Operation	220
Risk Management	63
Information Technology	113

Total	2,881

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. We also regularly conduct employee training courses in the areas of risk management, managerial skills, company culture and communications.

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers. See “Management—Employment Agreements.”

Facilities

Our headquarters are located in Shanghai. We have leased an aggregate of approximately 32,800 square feet of office space for our headquarters in Shanghai as of June 30, 2016.

In addition to our headquarters, we have 104 data verification centers and 6 investor service centers throughout China, which occupy 385,329 and 50,368 square feet aggregate of office space, respectively. All of our data verification centers and investor service centers are subject to leases varying in duration from one to six years.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

REGULATION

Our business in China is subject to laws, regulations and judicial interpretations concerning marketplace lending, micro-lending businesses, illegal fundraising, unauthorized public offerings and Internet content providers, as well as those concerning doing business in China generally.

Regulations Related to the Marketplace Lending Industry

The marketplace lending industry in China has historically been largely unregulated. New guidelines were promulgated in July 2015 with the CBRC being appointed as the PRC regulatory body to oversee the marketplace lending industry in China. We actively monitor all regulations applicable to our marketplace, and have engaged experienced local counsel to ensure that our business practices are in line with all applicable laws and regulations.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fundraising. The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including marketplace lending platforms, to (i) complete website registration procedures with the administrative departments overseeing telecommunications; (ii) use banking financial institutions’ custody accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

Effective as of September 1, 2015, the Provisions define private lending as financings between natural persons, legal persons or other organizations. The Provisions set forth that private lending contracts will be upheld as valid in the absence of (i) relending of funds to a borrower that knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower that knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. The Provisions also provide that marketplace lending platforms providing only intermediary services shall not be subject to guarantee liability. However, if the marketplace lending platform expressly indicates lending is guaranteed on the platform, the marketplace lending platform shall be subject to liability associated with guaranteeing loans.

According to the Provisions (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment. If an interest rate for overdue payments is not agreed to before lending, the interest rate on overdue payments is permitted up to the interest rate for the loan. If neither the interest rate for the loan nor the interest rate for overdue payments have been agreed to, overdue payments are permitted to have an interest rate of 6%.

In December 2015, the CBRC announced the publication of the Consultation Draft.

In August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the State Internet Information Office jointly promulgated the Interim Measures. Apart from what had already been emphasized in the Guidelines and other previously released guidance, the Interim Measures include (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities.

Under the general principles and filing administration sections, the Interim Measures provide that online lending intermediaries shall not engage in credit enhancement services, direct or indirect cash concentration or illegal fundraising. The sections also stipulate a supervisory system and list the administrative responsibilities of different supervisory authorities, including the CBRC and its local counterpart and local financial regulators. Furthermore, these sections require online lending intermediaries to file with the local financial regulators, to apply for telecommunications business licenses thereafter in accordance with the provisions of the relevant telecommunications authorities and to include serving as an Internet lending information intermediary in its business scope.

Under the business rules and risk management guidelines section, the Interim Measures stipulate that online lending intermediaries shall not engage in or be commissioned to engage in thirteen prohibited activities, including: (i) directly or indirectly financing its own projects; (ii) directly or indirectly receiving or collecting lenders’ funds; (iii) directly or indirectly offering lenders guarantees or guaranteeing principal and interest payments; (iv) commissioning or authorizing a third party to advertise or promote financing projects at any physical locations other than through electronic channels such as the Internet and mobile phones; (v) providing loans (unless otherwise permitted by laws and regulations); (vi) dividing the term of financing projects; (vii) offering its own wealth management products or other financial products to raise funds or act as a proxy in the selling of banks’ wealth management products, brokers’ asset management products, funds, insurance or trust products; (viii) providing services similar to asset-based securitization services or conducting credit assignment activities in the form of asset packaging, asset securitization, asset trusts or fund shares; (ix) mixing with, bundling with or acting as a proxy in relation to investment, sales agent and brokerage services of other institutions (unless permitted by laws and regulations); (x) fabricating or exaggerating the authenticity or earnings outlook of a financing project, concealing its flaws and risks, falsely advertising or promoting a project with intentional ambiguity or other deceptive means, or spreading false or incomplete information to damage the commercial reputation of others, or to mislead lenders or borrowers; (xi) providing intermediary services for loans used to invest in high-risk financing projects such as stocks, over-the-counter margin financing, futures contracts, structured products and other derivatives; (xii) operating equity-based crowd-funding; and (xiii) other activities prohibited by laws and regulations. The Interim Measures, under the business rules and risk management section, also stipulate specific obligations or business principles of online lending intermediaries, including but not limited to online dispute resolution services, examination and verification functions, anti-fraud measures, risk education and training, information reporting, anti-money laundering, anti-terrorist financing, systems, facilities and technologies, service fees, electronic signatures and loan management. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations, via offline physical places. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms.

In the protection for investors and borrowers section, the Interim Measures require that online lending intermediaries (i) separate their own equity from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as their funding depository institution, which shall perform custody and administration responsibilities as required. In the remaining sections, the Interim Measures provide for other miscellaneous requirements for online lending intermediaries, including but not limited to, risk assessment and disclosure, auditing and authentication, industry association, reporting obligations, information security and disclosure and legal liabilities. Online lending intermediaries established prior to the effectiveness of the Interim Measures have a grace period of twelve months to rectify any activities that are non-compliant with the Interim Measures, except with respect to criminal activity, which must be terminated immediately.

In August 2016, the CBRC announced the Consultation Draft soliciting the public’s comments. For depositories, the Consultation Draft proposes defining depositories as banking financial institutions that provide fund depository services to online lenders and borrowers and stipulates certain conditions to be met before depositories are entitled to develop an online lending fund depository business. The Consultation Draft also stipulates that depositories are required to satisfy various requirements in the technological systems of their depository fund business as well as in these general operations, which include but are not limited to assuming fund administration responsibilities and not outsourcing or assigning its responsibilities to a cooperative institution or commissioning lending institutions and third parties to set up accounts for lenders and borrowers. The Consultation Draft also stipulates that online lending intermediaries can develop an online lending fund depository business after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the Industry and Commerce Administration Department; (ii) filing records with the local financial regulator; (iii) applying for a corresponding telecommunications business license pursuant with the relevant telecommunication authorities; (iv) formulating rules for its operational management, audit monitoring and risk management; and (v) complying with other conditions that the financial regulator may require. The Consultation Draft also requires online lending intermediaries to perform various obligations as a fund depository. In the remaining sections, the Consultation Draft raises other business standards and miscellaneous requirements for depositories and online lending intermediaries.

It is unclear when the Consultation Draft will be adopted as official guidelines or what differences there may be from the current Consultation Draft at the time of adoption.

Some elements of our marketplace may not currently be operating in full compliance with the Guidelines, the rules proposed by the Interim Measures and other principles that have been announced in recent years. Moreover, the Interim Measures also stipulated a 12-month transition period from the time of its effectiveness for online lending intermediaries to adjust their business models. See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—Our operations may need to be modified to comply with future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.”

Regulations Related to Micro-lending Businesses

One of our PRC subsidiaries, Haidong is regulated by the Finance Office of Qinghai Province for its micro-lending business operations pursuant to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province, Several Opinions on Promoting the Healthy Development of Micro-credit Companies and other relevant regulations. Some of the regulations applicable to Haidong include: (i) that its business shall focus on the lending of small amounts of capital to smaller customers; (ii) that its directors, supervisors and senior managers shall be experienced and duly qualified; (iii) that it is permitted to borrow from financial institutions, but its borrowing shall not exceed its net capital funds; (iv) that it must make full information disclosures to the relevant authorities; and (v) that its reserve ratio of asset impairment must remain above 100%. In addition, our subsidiary, Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province. These regulations provide that: (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate.

On August 12, 2015, the Legislative Affairs Office of the State Council announced the Non-deposit Lending Organization Regulation (draft for comments), which requires companies, including online companies, providing inter-provincial loans to obtain prior approvals from local authorities before carrying out business operations in a certain area.

Regulations Related to Illegal Fundraising

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the AIC and other governmental authorities, and can lead to civil or criminal lawsuits.

As advised by our PRC counsel, our marketplace lending practice does not violate the PRC laws and regulations prohibiting illegal fundraising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors. In such capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

Regulations Related to Unauthorized Public Offerings

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. Uncertainties exist as to whether a transaction between one borrower and multiple investors on our marketplace would constitute a public offering.

Regulations Related to Value-Added Telecommunication Business Certificates and Foreign Investment Restrictions

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an ICP certificate or engaging in the operation of online data processing and transaction processing without having obtained an ODPTP certificate. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%. Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of data processing and transaction processing (E-commerce). However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services. Under either circumstance, the largest foreign investor will be required to have a satisfactory business track record and operational experience in the value-added telecommunications business.

While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses (E-commerce), a sub-set of value-added telecommunications services, it is not clear whether our marketplace lending platform will be deemed as online data and deal processing. See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—We may be required to obtain a value-added telecommunication business certificate and be subject to foreign investment restrictions.”

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were adopted by the State Administration for Industry and Commerce and became effective on September 1, 2016. The Internet Advertising Measures regulate Internet advertising activities. According to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to have in publishing Internet advertisements shall be true, lawful and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and sending advertisements through the Internet shall not affect the normal use of the Internet by users. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” as defined in the Internet Advertising Measures refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, Internet applications or other Internet media in various forms, including texts, pictures, audio clips and videos.

Administration of mobile internet application, or App, information services are strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, which became effective on August 1, 2016. The MIAIS Regulations were enacted to regulate App, App providers (including App owners or operators) and online App stores. Information service providers that utilize Apps are required to obtain relevant qualifications pursuant to PRC laws and regulations.

The MIAIS Regulations impose certain duties on App providers, including: (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the mechanism for user information security protection; (iii) establishing and improving the verification and management mechanism for the information content; adopting proper sanctions and measures relating to the release of illegal information content; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) respecting and protecting intellectual property rights of others; and (vi) keeping records of user log information for 60 days.

Regulations Related to Information Security and Confidentiality of User Information

Internet activities in China are regulated and restricted by the PRC government and are subject to criminal penalties under the Decision Regarding the Protection of Internet Security.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in leaks of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have authority to supervise and inspect domestic websites to carry out its measures. Internet information service providers that violate these measures may have their licenses revoked and their websites shut down.

The PRC government regulates the security and confidentiality of Internet users’ information. The Administrative Measures on Internet Information Service, the Regulations on Technical Measures of Internet

Security Protection and the Provisions on Protecting Personal Information of Telecommunication and Internet Users, which were issued on July 16, 2013 by the MIIT, set forth strict requirements to protect personal information of Internet users and require Internet information service providers to maintain adequate systems to protect the security of such information. Personal information collected must be used only in connection with the services provided by the Internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service also protect Internet users’ personal information by (i) prohibiting Internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring Internet information service providers to take measures to safeguard their users’ personal information. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all Internet service providers in China, including Internet information service providers, must require that their users provide identification information before entering into service agreements or providing services.

Regulations Related to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC, or the Company Law. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which will become effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The Interim Measures for the Establishment and Modification Supervision for Foreign Invested Enterprises (Consultation Draft), which reflect the content of such decision, was announced on the same day.

The Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding Foreign Investment classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign owned enterprise. If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry. If a prohibited category, foreign investment of any kind is not allowed. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Our marketplace lending and risk management consulting businesses are classified as permitted foreign investment projects. However, if our marketplace lending platform is required to obtain an ICP certificate (See “Risk Factors—Risks Related to the

PRC Laws Regulating Our Business and Industry—We may be required to obtain a telecommunication certificate and be subject to foreign investment restrictions.”), our marketplace lending business will be classified as a restricted foreign investment project, whereupon foreign investment will not be permitted to exceed 50% and the main foreign investor will be required to have a good track record and operational experience in value-added telecommunications businesses.

In January 2015, MOFCOM published the Draft Foreign Investment Law soliciting the public’s comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. “Control” is broadly defined in the Draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders’ meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The Draft Foreign Investment Law specifically provides that entities established in China, but ultimately “controlled” by foreign investors, will be treated as foreign-invested enterprises. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through a market entry clearance by MOFCOM before being established. According to the Draft Foreign Investment Law, VIEs would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with a VIE structure. As of the date hereof, it is uncertain when the Draft Foreign Investment Law will become a law, to what extent the final version will differ from the Draft Foreign Investment Law and the potential impact on companies employing a VIE structure in the PRC. When the Draft Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Regulations Related to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. As of June 30, 2016, the number of contract workers of three of our PRC operating entities exceeded the 10% cap and some of them are not engaged in temporary, auxiliary or substitutive positions. See “Risk Factors—Risks Related to Doing Business in China—The new PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.”

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. See “Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for our employees.”

Regulations on Intellectual Property

The PRC has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. The PRC is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended, the Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyrights may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and

Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

The Patent Law of the PRC and its Implementation Rules provide for three types of patents: invention, utility model and design. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses.

SAFE promulgated Circular 19, effective on June 1, 2015, in replacement of SAFE Circular 142, Circular 59 and Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

SAFE Regulations Relating to Employee Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted incentive shares will be subject to these regulations upon the completion of this offering. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan in an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Tax

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including SAT Circular 698, SAT Circular 24 and SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Regulations Related to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Haiwen & Partners, our PRC counsel, we are not required to obtain approval from the CSRC for the listing and trading of our ADSs on the NYSE.

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and advisors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, PRC.

Name	Age	Position with the Company
Executive Officers:
Dr. Zhengyu (Zane) Wang	57	Chairman and chief executive officer
Junqing (Kerry) Shen	43	Chief financial officer

Non-Executive Directors:
Douglas L. Brown	62	Independent non-executive director
Andrew Mason	48	Independent non-executive director
Christopher Thorne	47	Independent non-executive director
Bo Zhai	34	Independent non-executive director
Joe Zhang	52	Independent non-executive director

Advisors:
Nigel Morris	56	Advisor
Phillip Riese	66	Advisor
Frank Rotman	45	Advisor

Executive Officer Biographies

Dr. Zhengyu (Zane) Wang, age 57, founded our company and holds the positions of chairman and chief executive officer. In addition to his position at our company, Dr. Wang is the head of the P2P Division of the China Association of Microfinance. Dr. Wang also advised the PBOC on the creation of the National Credit Bureau from 2003 to 2005. Before founding our company, Dr. Wang was the Head of Analytics at Sears Credit from 1995 to 2000, where he oversaw the creation of a credit data warehouse, developed credit scoring models using credit bureau data, and implemented analytically driven consumer credit borrower acquisitions and portfolio management strategies. Dr. Wang received his Ph.D. in Statistics from the University of Illinois, and his master of science degree from the University of Illinois at Chicago.

Junqing (Kerry) Shen, age 43, has served as our chief financial officer since 2013. Prior to joining our company, Mr. Shen was the founder and chief executive officer of Neuventure Financial Advisors Ltd., an audit and consulting firm, from 2002 to 2013, where he provided financial due diligence services to private equity and venture capital firms. At Neuventure, Mr. Shen audited Fortune 500 companies, including General Electric, Pepsi and Honeywell. Prior to Neuventure Financial Advisors, Mr. Shen worked as an auditor at Arthur Andersen in the Shanghai and Hamburg offices from 1994 to 2002. Mr. Shen graduated from Shanghai International Studies University, where he was awarded a bachelor’s degree.

Non-Executive Director Biographies

Douglas L. Brown, age 62, has been an independent non-executive director on our board since 2007. Mr. Brown is the founder, chairman and chief executive officer of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China. He has held his positions at DLB Capital since 2006. Prior to DLB Capital, Mr. Brown held the position of vice chairman—investment banking at Morgan Stanley where, among other responsibilities, he advised on the privatization of Chinese financial institutions. Mr. Brown currently serves as a director of Shanghai Harvest

Network, China, a position he has held since 2006. DLB Capital is the lead investor in Harvest Technology. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and was its first institutional investor through DLB Capital. He continues to serve as an advisor to HighTower Advisors, LLC. Mr. Brown also serves as a director of Transamerica Corporation, a position he has held since 2008. Mr. Brown received his bachelor’s degree from Bowdoin College.

Andrew Mason, age 48, has been an independent non-executive director on our board since 2005. Mr. Mason co-founded Jade Capital Management LLC, a private investment fund focusing on venture and growth capital in China’s financial services sector, in 2007, and currently holds the position of managing partner at Jade Capital. Prior to Jade Capital, Mr. Mason founded the Technology Sector Group in Asia Pacific for UBS Warburg, formerly Dillon, Read & Co., where he worked from 1994 to 2012 in New York, London and Hong Kong. In addition, Mr. Mason was a founding member of Sohu.com, one of the first Chinese companies to list on NASDAQ. Prior to UBS Warburg, Mr. Mason served as an intelligence officer during Operation Desert Storm for the USS Abraham Lincoln (CVN-72). Mr. Mason currently serves on the advisory board of the U.S. Navy League, New York, a position he has held since 2014, and has been a member of the President of Brown University’s China Council since 2010. Mr. Mason received his MBA from Harvard Business School and his bachelor’s degree in History from Brown University.

Christopher Thorne, age 47, has served as an independent non-executive director on our board since 2008. Mr. Thorne is the founder and executive chairman of Broadline Capital, a global private equity firm and early pioneer in China’s private equity industry. Broadline Capital primarily focuses on growth capital and impact investments in Asia and North America. Mr. Thorne has held his positions at Broadline Capital since 2005. Prior to Broadline Capital, Mr. Thorne held the position of chairman and chief executive officer of Maverick Xchange Inc., a technology company which he founded in 2000, and initiated a rollup of on-demand value chain management and intelligence solutions providers that resulted in the consolidations of EFS Network Inc., Foodservice Xchange Inc., and iTradeNetwork Inc. The resulting company sold to Accel-KKR in 2007 and subsequently sold to Roper Industries in 2010. Prior to becoming a technology entrepreneur, Mr. Thorne worked at McKinsey & Company from 1995 to 2000, where he served as a senior management consultant. Mr. Thorne currently serves on the board of directors of EndoSphere Inc., Powermers Inc. and Creative Commons. Mr. Thorne received his JD from Harvard Law School, his MBA from Harvard Business School and his bachelor’s degree from Harvard University, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government.

Bo Zhai, age 34, has served as an independent non-executive director of our company since July 2015. Dr. Zhai is an investment professional at Hewlett Packard Ventures, where he focuses on expansion stage companies in Cloud & Data Center, Big Data and Enterprise Security. Prior to Hewlett Packard Ventures, Dr. Zhai was an investment banker at Bank of America Merrill Lynch. He advised technology clients across internet, software, hardware and semiconductor verticals on mergers and acquisitions, equity offerings, debt financing and activist defense. Prior to Bank of America Merrill Lynch, Dr. Zhai served as a Member of Technical Staff at Advanced Micro Devices, where he led the design of microcode decoders and spearheaded key design automation efforts for a first generation low-power accelerated processing unit. Dr. Zhai received his MBA from the Stanford Graduate School of Business, and his Ph.D. and M.S. in Electrical Engineering from the University of Michigan.

Joe Zhang, age 52, has served as an independent non-executive director on our board since January 2016, Prior to that, he served as our advisor since August 2013. Mr. Zhang is currently the chairman of China Smartpay, a company listed on the Hong Kong Stock Exchange. Mr. Zhang is also the author of Inside China’s Shadow Banking, which was published in 2013. Prior to working at China Smartpay, from 2006 to 2008, Mr. Zhang served as the chief operating officer of Shenzhen Investment Limited. Mr. Zhang also worked for various investment banks for 15 years, including 11 years with UBS. Mr. Zhang also has experience as a manager at the PBOC. Mr. Zhang is on the board of directors of nine other companies, including Fosun International Limited, Boer Power Holdings Ltd, Luye Pharma Group Ltd., Wanda Hotel Development Co. Ltd.,

Logan Property Holdings Co. Ltd., Huirong Financial Holdings Ltd., Zhong An Real Estate Limited, Yancoal Australia Ltd. and Sinopec Oilfield Service Corporation. Mr. Zhang received a bachelor’s degree in Economics from Hubei Institute of Economics and Finance, a master’s degree in Economics from the PBOC Finance Institute and a master’s degree in Economics from the Australian National University.

Advisor Biographies

Nigel Morris, age 56, has served as our advisor since 2005. Mr. Morris is the managing partner of QED Investors, an investment firm he founded in 2008. Mr. Morris was also the co-founder of Capital One Financial Services, where he served as president and chief operating officer and vice chairman from 1994 until his retirement in 2004. Mr. Morris has served on the board of directors of Prosper Marketplace, Inc. since June 2014, and before that from December 2009 to January 2013. Mr. Morris has a BSC in Psychology from East London University in London, England and an MBA with distinction from London Business School, where he is also a fellow. We believe that Mr. Morris’s financial and business expertise, including his diversified background of managing and directing public companies, his experience with financial services firms, as well as his general operational and management experience, provide us with valuable experience and insight.

Phillip Riese, age 66, has served as our advisor since 2005. Mr. Riese is president of Riese & Others, a private investment vehicle that invests alongside a variety of venture capital and private equity firms with a focus on global disruptive financial services. Prior to forming Riese & Others, Mr. Riese spent 18 years at American Express, ultimately serving as the president of the consumer card group and chairman of American Express Centurion Bank. Before American Express, Mr. Riese was a division executive at Chase Bank and a partner at M.C. Geffen, a consulting firm in South Africa. Mr. Riese serves as a board member for a number of private companies globally including Zopa Limited, which was the first marketplace lender in the world. He was chairman of Zopa for 10 years. Mr. Riese holds a bachelor’s degree in Commerce from Leeds University in England, an MBA from the University of Cape Town in South Africa and a Master of Science degree from Massachusetts Institute of Technology.

Frank Rotman, age 45, has served as our advisor since 2008. Mr. Rotman is a founding partner of QED Investors, which is focused on financial services and financial technology companies that are credit-oriented or have data analytics foundations at their core. Mr. Rotman was one of the earliest analysts hired at Capital One and spent almost 13 years there helping build many of the company’s business units and operational areas. With two decades in consumer and small business finance, Mr. Rotman is widely known in the industry as a credit risk and portfolio management expert. His roles have included turning around underperforming business units, building new businesses from concept to market leadership positions, overseeing the credit performance of Capital One as a whole and creating a student lending company after leaving Capital One in December 2005. Mr. Rotman graduated from the University of Virginia with degrees that included a bachelor’s degree in Applied Mathematics and a master’s degree in Systems Engineering.

Employment Agreements

We and our subsidiaries have entered into one or more employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewals upon mutual consent unless written notice is given by us or the executive officer within a specified time prior to the end of the then-current term.

Term and Termination

We may terminate Dr. Wang’s employment for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) felony conviction, (ii) engagement in conduct constituting larceny, theft, embezzlement or conversion of our funds, or any other act involving the misappropriation of our funds, and (iii) a material breach of the employment agreement that is uncured.

Dr. Wang’s executive employment agreement provides that we may also terminate Dr. Wang’s employment without cause. In such case of termination by us, we will provide Dr. Wang with (i) severance payments equal to his base salary in effect on the date of termination for a twelve month period thereafter, which is referred to as the severance period, and (ii) any performance bonus he would have been entitled had he remained in our employ, only if he complies with certain obligations during the severance period, including the execution of a release of claims arising out of the employment relationship. Dr. Wang’s employment agreement also permits him to terminate the employment upon certain acts of “good reason,” which include (i) a material diminution of title, authority or responsibilities, (ii) a material breach by us of the employment agreement that is not cured, (iii) a failure of Dr. Wang to be elected or re-elected to our board of directors and (iv) in the instance of a change in control, where the surviving entity does not assume the terms of the employment agreement. In a termination for “good cause,” Dr. Wang is entitled to those benefits he would have received upon a termination without cause.

We may terminate Mr. Shen’s employment agreement for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) a material breach of bylaws, (ii) a material breach of the employment agreement which causes us to experience large losses; (iii) misconduct or omission which causes us to experience large losses losses; (iv) larceny, theft and embezzlement of our assets or technologies; (v) felony conviction; (vi) leak of confidential information; and (vii) false statement of employment records, degrees or certifications.

Confidentiality

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, trade secrets, know-how or confidential business information. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for at least one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit, divert or take away any of our customers or business existing at the time of the termination of employment or (ii) directly or indirectly compete with our existing, planned or proposed business. In addition, executive officers shave agreed for a period of two years following the termination of their employment with us to not solicit or discuss the employment or retention of our employees or consultants while such employees or consultants are in our employ and for a six-month period thereafter.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of our company.

Advisory Board

The advisory board provides us with services and advice related to the further development of our marketplace lending platform in China, including strategic advice, strategic introductions and general industry knowledge and know-how. Advisors are required to devote (i) a minimum of six hours per quarter with our management team, (ii) two days per year for in-person discussions with our management team and (iii) be generally available for telephonic conversations with our chief executive officer. We have entered into one or more obligations agreements, or Obligations Agreements, with each of our advisors. The Obligations Agreements contain standard confidentiality, non-compete, non-solicitation and assignment of intellectual property provisions.

Board of Directors

Upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of              directors, including              executive directors and              non-executive directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Subject to NYSE rules, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Brown, Mason and Thorne, and is chaired by Mr. Thorne. Messrs. Brown, Mason and Thorne each satisfy the “independence” requirements of the NYSE listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Mason qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of             ,              and             , and is chaired by             .              and              satisfy the “independence” requirements of the listing rules of the NYSE. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of            ,            , and            , and is chaired by            .            and            satisfy the “independence” requirements of the listing rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors

Pursuant to our third amended and restated memorandum and articles of association, our directors were not subject to a term of office and held their offices until such time as they were removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders.

Compensation of Directors and Executive Officers

For the twelve months ended December 31, 2015, we paid an aggregate of approximately US$0.3 million in cash to our executive officers and directors. We did not pay compensation to our non-executive directors for their services on the board of directors. Our non-executive directors are not entitled to benefits upon termination. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

Employee Incentive Share Agreements

From 2005 to 2015, we entered into Employee Incentive Share Agreements, or EISAs, with various employees. As of the date of this prospectus, 5,248,386 incentive shares were granted under the EISAs, 1,564,279 of which were fully vested 1,982,100 of which were non-vested and 1,702,007 of which had been forfeited. The EISAs provide that the incentive shares vest according to vesting schedules contained in the EISAs. Incentive shares granted under the EISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares. Upon the completion of this offering, holders of incentive shares other than the Class B Holders will receive Class A ordinary shares of our company and the Class B Holders will receive Class B ordinary shares of our company, in each case equal to the number of incentive shares they hold, reduced by the reserve amount, provided that no fractional shares will be issued. Non-vested incentive shares held by shareholders other than the Class B Holders will convert to non-vested Class A ordinary shares and non-vested incentive shares held by the Class B Holders will convert into non-vested Class B ordinary shares, each of which with substantially similar vesting and other restrictions as pertain to such holder’s non-vested incentive shares.

In the event of a sale of our company, the board of directors of the surviving entity will, with respect to non-vested incentive shares, either (i) terminate the shares for no additional consideration, (ii) make an appropriate provision for the continuation of the non-vested incentive shares by substituting them with securities of the successor entity that have substantially similar vesting and other restrictions as the non-vested incentive shares, (iii) accelerate the vesting date of the non-vested incentive shares, (iv) terminate the non-vested incentive shares in exchange for payment in cash equal to the fair market value over the reserve amount or (v) in the event of a sale of shares, require each holder to sell his or her incentive shares to the purchaser at a price equal to the portion of the net consideration from the sale attributable to the incentive shares less the reserve amount.

Non-vested incentive shares are to be returned to us if (i) the holder’s employment with us ends for any reason, (ii) if the holder files for bankruptcy, (iii) if the holder transfers the non-vested incentive shares of his or her spouse, or (iv) if we are sold. Holders of incentive shares under the EISAs are not permitted to transfer their Incentive Shares, whether they are vested or not, prior to an initial public offering, except pursuant to the investor rights agreement dated July 1, 2015, or Investor Rights Agreement. Upon the consummation of this offering, the holders of our incentive shares under the EISAs will be prohibited from transferring the shares in accordance with the Investor Rights Agreement. Prior to the consummation of this offering, in certain events of misconduct by the holders of our incentive shares, we had the right to reacquire the incentive shares for no consideration.

Following the completion of this offering, we will not issue any additional incentive shares under the EISAs. The EISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested Class A and Class B ordinary shares, which were previously non-vested incentive shares under the EISAs.

Advisory and Incentive Share Agreements

Between 2005 and 2015, we granted incentive shares pursuant to the terms of Advisory and Incentive Share Agreements, or AISAs, to certain advisors in exchange for services they provided to us in accordance with an obligations agreement. As of the date of this prospectus, 1,314,198 incentive shares were granted under the AISAs, 1,283,188 of which were fully vested and 31,010 of which were non-vested. More than 90% of the incentive shares granted under the AISAs were granted and became fully vested prior to 2012. Under the AISAs, the incentive shares become vested according to a vesting schedule contained therein. Holders forfeit their unvested incentive shares (i) if they are terminated for cause, (ii) if the AISA is terminated by reason of the relevant holder’s death or disability or (iii) if the holders decide to terminate the AISA. All incentive shares, whether vested or unvested, are forfeited if the holder of the incentive shares breaches its obligations under its Obligations Agreement. See “—Advisory Agreements.” Incentive shares granted under the AISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares. Transfers of the incentive share recipient’s rights and obligations under the AISAs are null and void.

Pursuant to AISA, upon the completion of this offering, holders of vested incentive shares other than the Class B Holders will receive Class A ordinary shares and the Class B Holders will receive Class B ordinary shares, in each case equal to the number of incentive shares they hold, reduced by the reserve amount, provided that no fractional shares will be issued. Non-vested incentive shares held by shareholders other than Class B Holders will convert to non-vested Class A ordinary shares and non-vested incentive shares held by the Class B Holders will convert into non-vested Class B ordinary shares, each of which with substantially similar vesting and other restrictions as pertain to such holder’s non-vested incentive shares.

Following the completion of this offering, we will not issue any additional incentive shares under the AISAs. The AISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested Class A and Class B ordinary shares, which were previously non-vested incentive shares under the AISAs.

Incentive Share Valuation Assumptions

We estimate the fair value of our incentive shares using the income approach and market approach. The income approach uses discounted cash flows to estimate the equity value of our company. The market approach employs a guideline public companies trading multiples method wherein we use forward P/E multiples for a given year to arrive at an equity valuation for our company. Based on our current stage of development and the conceptual strength of the income approach, we assigned 50% weights to each of the income approach and the market approach for each of 2013, 2014 and 2015.

We then use the Option Pricing Method, or OPM, to allocate value amongst our existing shareholders. The OPM is the preferred method because it is a forward looking approach that is suitable when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. The OPM method is appropriate when an enterprise has many choices and options available, and the enterprise’s value depends on how well it uses opportunities and addresses challenges while following an uncharted path. As such, we have used a Black-Scholes OPM for value allocation.

In addition, because our company was privately held before this offering, we applied a discount for lack of marketability of 40% to our incentive share valuation.

For incentive shares granted in 2014 and 2013, we have allocated fair market value per share of US$0.8569 and US$0.0928, respectively.

For a further description of the valuation assumptions for our incentive shares, see “Management’s Discussion and Analysis of Operations—Share Incentive Plans—Incentive Share Valuation Assumptions.”

As of the date of this prospectus, one of our directors and officers, Dr. Zane Wang, and none of our advisors, holds incentive shares amounting to more than 1% of our total outstanding ordinary shares on an as-converted basis. As of the date of this prospectus, Dr. Zane Wang holds 940,704 incentive shares, 278,204 of which are vested and 662,500 are unvested.

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan was adopted on January 15, 2014 to attract and retain the best available personnel for positions of responsibility, provide additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2016 Equity Incentive Plan is 9,499,144 of our Class A ordinary shares. Vested restricted share units will be settled with one Class A ordinary share. Class A ordinary shares issued pursuant to awards under the 2016 Equity Incentive Plan that we repurchase or that are forfeited, as well as Class A ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2016 Equity Incentive Plan. In addition, Class A ordinary shares will not be deemed to have been issued under the 2016 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than Class A ordinary shares. During the term of the 2016 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of Class A ordinary shares to satisfy the requirements of the 2016 Equity Incentive Plan.

Plan Administration. The 2016 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals appointed by our board of directors in accordance with the terms of the 2016 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2016 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2016 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our Class A ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2016 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Restricted Stock. Awards of restricted Class A ordinary shares may be granted by the administrator in a restricted stock award. A restricted stock award agreement will specify restrictions on the transferability of the shares of restricted stock, the duration of the restricted period, the number of shares granted, and any other terms and conditions specified by the administrator. Except to the extent otherwise provided in the award agreement, the holder of restricted shares may exercise full voting rights with respect to the shares and will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted stock. Shares of restricted stock may not be sold, transferred, assigned or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us.

Restricted Stock Units. Awards of restricted share units may be granted by the administrator. At the time of grant of restricted share units, the administrator shall specify the dates on which, or the conditions that must be satisfied so that, the restricted share units become fully vested and nonforfeitable and any other terms and conditions applicable to the award. Our administrator shall also specify the settlement date of each restricted share unit, which shall be no earlier than the vesting date. Vested restricted shares units will be settled with one Class A ordinary share.

Stock Options. Stock options may be granted under the 2016 Equity Incentive Plan as either ISOs, intended to qualify under Section 422 of the Code, or NSOs, provided that ISOs may only be granted to employees. The exercise price of each option shall be determined by the administrator; provided, however, that the exercise price may be no less than fair market value of the covered shares on the date of grant if granted to a U.S. taxpayer, and in some cases for ISOs, may be no less than 110% of such fair market value. Our administrator shall also determine the time or times at which the options may be exercised in whole or in part, provided that the term of any option may not exceed 10 years (5 years in the case of certain ISOs).

Stock Appreciation Rights. SARs granted under the 2016 Equity Incentive Plan represent the right upon the exercise of the SAR to receive the fair market value of Class A ordinary shares in excess of an exercise price determined by the administrator at the time of grant. Each grant of SARs will be evidenced by an award agreement specifying the exercise price, term of the SARs, conditions of exercise and any other terms and conditions the administrator determines. At the discretion of the administrator, the payment upon SAR exercise may be in cash, shares of equivalent value or some combination of the two.

Performance Awards. Awards of performance units or shares may be granted to employees and other service providers by the administrator. The performance units or shares will have an initial value established by the administrator on or before the date of grant. The administrator will set the performance objectives for vesting or exercise, which, depending on the extent to which the objectives are met, will determine the number or value of performance units or shares that will be paid out to participants. To the extent the administrator desires that the award qualify as performance-based compensation under Section 162(m) of the Code, vesting will be subject to satisfaction of one or more of the following performance goals: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against our performance as a whole or against particular entities, segments, operating units or our products and /or (e) on a pre-tax or after tax basis.

Merger or Change in Control. The 2016 Equity Incentive Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options or SARs will be provided notice and a reasonable opportunity to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control, the award confers the right to purchase or receive the same consideration received by the holders of Class A ordinary shares for each share held on the effective date of the transaction. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will fully vest and become immediately exercisable and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels. The administrator may determine that an alternative treatment will apply to outstanding awards by specifying the alternative treatment in the applicable award agreement.

Plan Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the 2016 Equity Incentive Plan provided such action does not impair the existing rights of any participant. The 2016 Equity Incentive Plan will automatically terminate in 2025, unless we terminate it sooner. The termination of the 2016 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our ordinary shares prior to and immediately after the completion of this offering assuming conversion of (1) all outstanding ordinary shares held by shareholders other than the Class B Holders and all outstanding preferred shares into Class A ordinary shares, and (2) all outstanding ordinary shares held by the Class B Holders into Class B ordinary shares, by:

•	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

•	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares;

•	all of our directors and executive officers as a group; and

•	the selling shareholders.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

We will adopt a dual-class voting structure immediately prior to the completion of this offering. The percentage of beneficial ownership calculations in the below table are based on 40,078,588 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and              ordinary shares outstanding immediately after the completion of this offering, including (i)              Class A ordinary shares to be sold by us in this offering in the form of ADSs, (ii)              Class A ordinary shares converted from our outstanding ordinary, preferred and vested incentive shares held by shareholders other than the Class B Holders, which will automatically be converted upon the completion of this offering on a one-for-one basis; (iii)              Class B ordinary shares converted from our outstanding ordinary, preferred and vested incentive shares held by the Class B Holders, each of which will automatically be converted upon the completion of this offering on a one-for-one basis; and (iv) approximately              restricted Class A ordinary shares to be issued to our directors and officers prior to completion of this offering. Unless otherwise noted, the business address for each of our directors and executive officers is 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Sold in This Offering	Ordinary Shares Beneficially Owned After This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%(1)	Number	Number	%(2)	Number	%(3)	Number	%(4)	%(5)
Directors and Executive Officers:
Dr. Zhengyu (Zane) Wang(6)	4,630,082	11.6%
Junqing (Kerry) Shen(7)	260,000	*
Douglas L. Brown(8)	104,272	*
Andrew Mason(9)	1,048,020	2.6%
Christopher Thorne(10)	6,100,248	15.3%
Bo Zhai	0	*
Joe Zhang(11)	92,118	*
All directors and executive officers as a group(12)	11,483,989	30.6%

Principal Shareholders:
DLB CRF Holdings, LLC(13)	10,427,239	26.0%
Funds managed by Broadline Capital LLC or its affiliates(10)	6,100,248	15.3%
Gary Wang(14)	2,056,275	5.1%

Selling Shareholders

Notes:

*	Less than 1%.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 40,078,588 ordinary shares on an as-converted basis as of the date of this prospectus, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares prior to this offering. Upon the completion of this offering, the holder of incentive shares will receive ordinary shares of our company having an aggregate fair market value equal to that of the incentive shares, reduced by the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering, and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class A ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class A ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class B ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class B ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.
(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(6)	Represents (a) 2,938,627 Class B ordinary shares and (b) 940,704 Class B ordinary shares issuable upon the conversion of incentive shares and (c) 750,751 Class A ordinary shares issuable upon conversion of Series C convertible preferred shares that are held in escrow as of the date of this prospectus pending the closing of a definitive agreement whereby Dr. Zhengyu (Zane) Wang has agreed to transfer such shares to an unrelated third party.

(7)	Represents 260,000 Class A ordinary shares issuable upon the conversion of incentive shares.
(8)	Represents (a) 52,136 Class A ordinary shares issuable upon conversion of Series B convertible preferred shares held by Patricia T. Brown, the wife of Mr. Brown, (b) 15,640 Class A ordinary shares issuable upon conversion of Series B convertible preferred shares held by the Douglas L. Brown Irrevocable Trust and (c) 36,496 Class A ordinary shares issuable upon conversion of Series B convertible preferred shares held by Mr. Brown. Patricia T. Brown, the wife of Mr. Brown, is the sole trustee and has voting and investment power over the Douglas L. Brown Irrevocable Trust.
(9)	Represents (a) 1,000,000 Class B ordinary shares held by Mr. Mason, (b) 34,117 Class B ordinary shares underlying Series A convertible preferred shares held by Babetta von Albertini, the wife of Mr. Mason, and (c) 13,903 Class B ordinary shares underlying Series B convertible preferred shares held by Babetta von Albertini, the wife of Mr. Mason.
(10)	Represents (a) 2,092,304 Class A ordinary shares underlying Series B convertible preferred shares held by Broadline Capital (China) LLC, (b) 150,313 Class A ordinary shares underlying Series A convertible preferred shares and 51,365 Class A ordinary shares underlying Series B convertible preferred shares held by Broadline Capital VIII LLC, (c) 840,332 Class A ordinary shares underlying Series A convertible preferred shares and 287,157 Class A ordinary shares underlying Series B convertible preferred shares held by Broadline Capital IX LLC, (d) 818,824 Class A ordinary shares underlying Series A convertible preferred shares and 279,808 Class A ordinary shares underlying Series B convertible preferred shares held by Broadline Capital X LLC, (e) 840,251 Class A ordinary shares underlying Series A convertible preferred shares and 88,232 Class A ordinary shares underlying Series B convertible preferred shares and 439,841 Class A ordinary shares underlying Series C convertible preferred shares held by Broadline Capital XI LLC (f) 135,245 Class A ordinary shares underlying Series C convertible preferred shares held by Broadline Capital XII LLC and (g) 76,576 Class A ordinary shares underlying Series C convertible preferred shares held by Broadline Capital XIV LLC. Mr. Thorne has voting and investment control over Broadline Capital (China) LLC, Broadline Capital VIII LLC, Broadline Capital IX LLC, Broadline Capital X LLC, Broadline Capital XI LLC, Broadline Capital XII LLC and Broadline Capital XIV LLC. The registered address for the Broadline Capital Funds is One Rockefeller Plaza, 10th Floor, New York, NY 10020.
(11)	Represents 92,118 Class A ordinary shares issuable upon conversion of incentive shares.
(12)	Represents ordinary shares and ordinary shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.
(13)	Represents Class A ordinary shares issuable upon conversion of Series B convertible preferred shares held by DLB CRF Holdings, LLC, DLB CRF Holdings, LLC is managed by DLB Capital, LLC. The natural person who exercises voting and dispositive power over the shares held by DLB CRF Holdings, LLC is Raj Dvivedi. The registered address for DLB CRF Holdings, LLC is c/o DLB Capital, LLC 5 River Road Suite 258, Wilton, CT 06897.
(14)	Represents Class B ordinary shares held by Gary Wang.

As of the date of this prospectus,             of our outstanding ordinary shares on an as-converted basis are held by             record holders in the United States, representing         % of our total outstanding shares on an as-converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership by our major shareholders.

RELATED PARTY TRANSACTIONS

Transactions with Directors and Officers

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million. We used the proceeds of these loans for a capital injection into one of our PRC subsidiaries when we were unable to obtain foreign currency in a timely manner. US$1.25 million was repaid in August 2014 along with US$42,500 in interest. The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

Jade Capital Management LLC, or Jade Capital, jointly owned by our director, Andrew Mason, and Gary Wang, assists us and our subsidiaries on an on-going basis with respect to our business development, investor and advisor communication, financial accounts, tax reporting and U.S. administration. We pay Jade Capital an administration fee of $10,000 per month for such services.

Private Placements

See “Description of Share Capital—History of Security Issuances.”

Registration Rights Agreement

Concurrent with our Series C share placement, we entered into a registration rights agreement on July 1, 2015 with our shareholders, which consist of holders of ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares. Under the registration rights agreement, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights. For a more detailed description of these registration rights, see “Description of Share Capital—History of Securities Issuances—Registration Rights.”

Investor Rights Agreement

Concurrent with our Series C share placement, we entered into the Investor Rights Agreement with our shareholders, which consist of holders of ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares. The Investor Rights Agreement will terminate automatically upon the consummation of this initial public offering. The Investor Rights Agreement provided for certain preferential rights, including information rights, preemptive rights and rights of first refusal.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$10,000 consisting of 100,000,000 shares, comprised of (i) 50,000,000 ordinary shares with par value of US$0.0001 each, of which 13,647,060 shares are issued and outstanding, and up to 9,499,144 shares are reserved for issuance pursuant to our share incentive plans, of which 4,874,677 are issued and outstanding; and (ii) 50,000,000 convertible preferred shares with a par value of $0.0001 each, including 4,912,934 designated as Series A preferred shares issued and outstanding, 14,084,239 designated as Series B preferred shares issued and outstanding and 2,573,778 designated as Series C preferred shares issued and outstanding. All of our issued and outstanding convertible redeemable preferred shares other than those held by the Class B Holders will automatically convert into Class A ordinary shares immediately prior to the completion of this offering. All of our issued and outstanding convertible and redeemable preferred shares held by the Class B Holders will automatically convert into Class B ordinary shares immediately upon the completion of this offering.

We have conditionally adopted our fourth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our current amended and restated memorandum and articles of association in its entirety. Our fourth amended and restated memorandum and articles of association, or our post-offering amended and restated memorandum and articles of association provide that, immediately prior to the completion of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprised of (1) 450,000,000 Class A ordinary shares of a par value of $0.0001 each, and (2) 50,000,000 Class B ordinary shares of a par value of $0.0001 each. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. All outstanding ordinary, preferred and incentive shares held by the Class B Holders will be automatically converted into Class B ordinary shares on a one-for-one basis and all outstanding ordinary, preferred and incentive shares other than those held by the Class B Holders will be automatically converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. Immediately upon the completion of this offering, we will have             Class A ordinary shares and             Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. We will issue Class A ordinary shares represented by our ADSs in this offering. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our post-offering memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) each Class B ordinary share shall automatically and immediately be converted into one Class A ordinary share if at any time the total number of the issued and outstanding Class B ordinary shares is less than 5% of the total number of Class B ordinary shares of our company issued and outstanding immediately following this offering, and (ii) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our post-offering amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands a poll.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our post-offering memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by our board of directors. Advance notice of at least 15 calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our post-offering memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our board of directors.

Our board of directors may, in its absolute discretion, and without assigning any reason, refuse to register any transfer of any ordinary share which is not fully paid up or upon which our company has a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the NYSE to that effect, be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as our directors may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Purchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors, before the issue of such shares, or our shareholders by special resolution may determine. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate or divide all or any of our share capital into shares of a larger or smaller amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our post-offering memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on its shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our post-offering memorandum and articles of association contains a declaration that the liability of our members is so limited.

Register of Members. Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by Cayman Islands law, our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any of our shareholders holding in the aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution. The notice of any meeting at which a resolution to remove a director is proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting. Such director is entitled to attend the meeting and be heard on the motion for his removal.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registrar and Transfer Agent

MUFG Fund Services (Cayman) Limited will act as our registrar. RBC Corporate Services Hong Kong Limited will act as our transfer agent.

History of Securities Issuances

Our predecessor entity, China Risk Finance LLC, had share capital consisting of common shares, Series A preferred shares, Series B preferred shares and Series C preferred shares, each representing membership interests. Immediately prior to this offering, our authorized and outstanding share capital consisted of 13,647,060 common shares, 4,912,934 Series A preferred shares, 14,084,239 Series B preferred shares and 2,573,778 Series C preferred shares. In addition, we had 2,847,467 vested incentive shares and 2,013,110 unvested incentive shares. See “Management—Share Incentive Plans.” The following is a summary of the major securities issuances by our company since its inception.

Ordinary Shares

In connection with our reorganization on August 18, 2015, all of China Risk Finance LLC’s common shares representing membership interests were exchanged for ordinary shares of our company with equivalent rights and preferences and we had 13,647,060 ordinary shares issued and outstanding.

Preferred Shares

On and around November 15, 2005, China Risk Finance LLC issued and sold an aggregate of 4,912,934 Series A preferred shares, consisting of 1,364,706 to EDS World Corporation (Far East), 2,049,059 to Northwater Capital Inc. and 1,499,169 to other investors, at a price per share of US$0.73276 and total consideration of US$3,600,002.

On and around October 17, 2007, China Risk Finance LLC issued and sold an aggregate of 14,084,239 Series B preferred shares, consisting of 10,427,239 to DLB CRF Holdings, LLC, 2,092,304 to Broadline Capital (China) LLC and 1,564,696 to other investors, at a price per share of US$1.43854 and total consideration of US$20,260,741.

On July 1, 2015, China Risk Finance LLC issued and sold an aggregate of 1,469,229 Series C preferred shares, consisting (i) 187,688 Series C preferred shares to Harvest Equity Company Limited in an initial closing at a price per share of US$26.64 and total consideration of US$5,000,008, and (ii) 1,281,541 Series C preferred shares upon the conversion of certain convertible promissory notes at a conversion price per share of US$23.98. For a further discussion of the certain convertible promissory notes, see “—Bridge Financing.” In a subsequent closing of such financing, we issued and sold 75,075 additional Series C preferred shares to one investor at a price per share of US$26.64 for total consideration of US$1,999,998.

In connection with our reorganization on August 18, 2015, the Series A, Series B and Series C preferred shares of China Risk Finance LLC, each representing membership interests, were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of our company.

On December 30, 2015, we issued and sold 184,685 Series C preferred shares to four investors at a price per share of $26.64 for total consideration of $4,920,017. Thereafter, on January 6, 2016, we issued and sold 8,258 Series C preferred shares to one investor at a price per share of $26.64 for total consideration of $220,000.

On August 5, 2016, we issued an additional 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 in the form of a promissory note with an aggregate principal amount of US$20,000,000. On August 25, 2016, Dr. Zhengyu (Zane) Wang entered into a definitive agreement with a third party whereby he agreed to exchange such Series C redeemable convertible preferred shares for the RMB equivalent of US$20,000,000, and pursuant thereto he placed such Series C redeemable convertible preferred shares in escrow pending the final closing.

Each holder of the preferred shares has the right, at such holder’s sole discretion, to convert all or any portion of their preferred shares into ordinary shares at any time. The initial conversion price is the original purchase price per share, subject to adjustment for share splits, share combinations, certain distributions, reorganizations and similar events. The preferred shares will be automatically converted into ordinary shares at the then applicable conversion price upon the completion of a qualified initial public offering. Pursuant to written consent adopted by all our shareholders, upon the completion of this offering, our preferred shares held by shareholders other than the Class B Holders will automatically convert into Class A ordinary shares on a one-for-one basis, and our preferred shares held by the Class B Holders will automatically convert into Class B ordinary shares on a one-for-one basis.

Bridge Financing

On February 20, 2015, we issued and sold to Bridge Financial LLC an unsecured convertible promissory note, or the Initial Note, in the aggregate principal amount of $2,500,000 with non-compounding interest at 12% per annum. The Initial Note was redeemed for US$2.66 million on August 31, 2015.

From February 21, 2015 through June 25, 2015, we issued and sold unsecured convertible promissory notes, or the Subsequent Notes, in the aggregate principal amount of $30,300,000 with non-compounding interest at 8% per annum, $10,370,000 of which was issued to Broadline Capital XI LLC, $3,230,000 of which was issued to Broadline Capital XII LLC and the remaining portion was issued to other investors. The outstanding principal plus accrued interests on the Subsequent Notes was converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price set forth in the share purchase agreement of the Series C preferred share placement. On July 1, 2015, immediately after the initial closing of the Series C preferred share placement, the holders of the Subsequent Notes exercised their right to converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price, resulting in 1,281,541 Series C preferred shares being issued to the holders of the Subsequent Notes, including 439,841 Series C preferred shares being issued to Broadline Capital XI LLC and 135,245 Series C preferred shares being issued to Broadline Capital XII LLC.

2016 Notes

From April 2016 through May 2016, we issued unsecured convertible promissory notes, or the 2016 Notes, to several investors in the aggregated principal amount of $2,176,413. The outstanding principal balance of the 2016 Notes bear interest at an annual rate of 15% (but in no event less than 5%) until the date of Preferred Share Conversion, Qualified Offering Conversion or Automatic Conversion (all as defined below), as the case may be. The 2016 Notes may be prepaid with no penalty at any time at our election.

Upon the closing of a subsequent private placement of our Series C preferred shares, or a Preferred Share Conversion, the 2016 Notes will automatically convert into Series C preferred shares or any subsequent series of preferred shares. A Preferred Share Conversion will be made at a conversion price equal of the preferred share issuance price. If following the Preferred Share Conversion, but prior to the first year anniversary of the 2016 Notes, we complete a closing of a private placement of additional preferred shares, or Additional Preferred Shares, with preferences or rights superior to those of the preferred shares issued in the Preferred Share Conversion, the holders of the preferred shares issued in the Preferred Share Conversion shall be entitled to convert such preferred shares into such number of Additional Preferred Shares that the holders would have received had the 2016 Notes converted into Additional Preferred Shares upon the closing of the private placement of the Additional Preferred Shares.

Alternatively, the outstanding principal plus accrued interest of the 2016 Notes will automatically convert into Series C preferred shares immediately before a Qualified Public Offering, or a Qualified Offering Conversion, which will be made at the price per share of $26.64. If no Preferred Share Conversion or Qualified Offering Conversion occurs on the first year anniversary of the date of 2016 Notes, the outstanding principal plus accrued interest the 2016 Notes shall automatically convert into Series C preferred shares at a price per share of $26.64.

Incentive Share Grants

From 2005 to the date of this prospectus, we granted 6,562,584 incentive shares pursuant to the terms of our AISAs and EISAs to certain employees, officers and advisors in exchange for services they provided to us. As of the date of this prospectus, 1,702,007 incentive shares were forfeited with 4,860,577 incentive shares remaining, including 2,847,467 vested shares and 2,013,110 unvested shares. See “Management—Share Incentive Plans.”

Registration Rights

Pursuant to the registration rights agreement that we entered into on July 1, 2015 with all our then shareholders in connection with our issuance of preference shares prior to our initial public offering, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issuable upon conversion of our preferred shares, ordinary shares issued as a dividend for our preferred shares, or any other ordinary shares thereafter owned or acquired by purchasers of our preferred shares in our pre-IPO private placements, subject to certain exceptions. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of (i) at least 25% of the outstanding preferred shares, (ii) at least a majority of all outstanding Series B preferred shares, or (iii) at least a majority of all outstanding Series C preferred shares may, at any time 180 days after the effectiveness of a registration statement for this initial public offering, request registration of their shares and we will use our best efforts to cause such shares to be registered, provided that the aggregate offering price of such offering is more than US$5,000,000. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations requested by the holders of the preferred shares, Series B preferred shares and Series C preferred shares within any twelve-month period, or if such demand registration may immediately be registered on Form F-3. We also have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than once in any twelve-month period and we may not register any securities for our own account or any other person within such 90-day period other than a registration statement relating to the sale of securities by our employees, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holder of the registrable securities then outstanding, we must promptly file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering upon notice. There is no limit on the number of the registration made pursuant to this registration right. We, however, are not obligated to effect such registration if, among other things, (i) the aggregate anticipated price of such offering is less than US$1,000,000, or (ii) we have effected such a registration in the preceding twelve months.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to an employee benefit plan, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering our registrable securities or a registration for securities issuable upon conversion of debt securities which are also being registered, then we must offer holders of our Series A, Series B and Series C preferred shares an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith request a reduction in the number of shares offered by reducing the number to be satisfactory to the underwriter in the following order: (1) pro rata reduction of the shares other than registrable securities, (2) pro rata reduction of the registrable securities other than Series A and Series B preferred shares, (3) pro rata reduction of the Series B preferred shares and (4) pro rata reduction of the Series C preferred shares.

Expenses of Registration. We will pay all expenses incurred by us in complying with the terms of the registration rights agreement, provided that expenses for a withdrawn demand registration shall be borne by the withdrawing shareholders unless (i) holders of at least a majority of the registrable securities requesting registration agree to forfeit their right to one demand registration, (ii) at the time of withdrawal there is a material adverse change in our condition, business or prospects or (iii) we exercise the right to defer demand registration for 90 days and the holders of registrable securities withdraw such request with reasonable promptness upon notice.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the date that is seven years after the completion of this initial public offering, (ii) the date of the completion of a bona fide acquisition of our company by an unrelated third party, if such successor corporation requires the termination of such registration rights, or (iii) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without restriction pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. - Hong Kong, located 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-            when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,             Class A ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinaryshares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, which is commonly referred to as the direct registration system or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or the DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional Class A ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional Class A ordinary shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to purchase additional Class A ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the Class A ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the s Class A ordinary hares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Class A ordinary shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of this offering, the Class A ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the Class A ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us and by the selling shareholders with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

After the closing of this offer, the depositary bank may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit. Under certain Cayman Islands laws and regulations, the depositary bank is required to obtain our prior consent for the deposit of Class A ordinary shares if the number of Class A ordinary shares to be deposited in such deposit exceeds the number of Class A ordinary shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs). We have consented to any such deposit which exceeds the number of Class A ordinary shares deposited by us as mentioned above, so long as the deposit does not violate our articles of incorporation or Cayman Islands law.

We have instructed the depositary bank, and the depositary bank has agreed, not to accept any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering) from those shareholders who owned our ordinary shares immediately prior to this offering. The depositary bank will not accept during this period the deposit of any Class A ordinary shares unless it has received from such depositing holder a certificate to the effect that such depositing holder did not hold such Class A ordinary shares immediately prior to this offering. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•	The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital—Ordinary Shares.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to cause the Class A ordinary shares on deposit to be voted in accordance with the voting instructions received from holders of ADSs. Class A ordinary shares in respect of which no timely voting instructions have been received from ADS holders will not be voted.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•       Issuance of ADSs (i.e., an issuance of ADS upon a deposit of Class A ordinary shares or upon a change in the ADS-to-share ratio), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (i.e., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS-to-share ratio)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (i.e., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary bank of such shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of incorporation or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing              Class A ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. Our ADSs have been approved for listing on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our Class A ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares, preferred shares or ADSs or securities that are convertible into or exercisable or exchangeable for our ordinary shares, preferred shares or ADSs, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares, preferred shares or ADSs, whether any such transaction is to be settled by delivery of our ordinary shares, preferred shares or ADS, or any other securities of our company, without the prior written consent of the representatives of the underwriters, subject to certain exceptions.

Furthermore, each of our directors, executive officers, existing shareholders beneficially owning more than 1% of our outstanding share capital, certain incentive share holders and the selling shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of our ordinary shares outstanding prior to this offering and ordinary shares to be issued upon automatic conversion of our Series A, Series B and Series C preferred shares upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•	1% of our then total outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal Class A ordinary shares immediately after this offering; or

•	the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Haiwen & Partners, our PRC counsel; to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Shearman & Sterling LLP.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the ordinary shares or on an instrument of transfer in respect of an ordinary share.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, CRF China Holding Co. Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of our voting stock; investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ADSs or ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if (1) pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. partnership, (2) after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former partners of the U.S. partnership by reason of their holding a capital or profits interest in the U.S. partnership, and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes and therefore, we believe that the first requirement was not met. However, there is no direct authority on how the relevant rules of the Code might apply to us and our reorganization. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “Taxation—People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ADSs or ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2016. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2016 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “—Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the NYSE, which is a qualified exchange for these purposes. If the ADSs are regularly traded, and the ADSs qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ADSs or ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Citigroup Global Markets Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Citigroup Global Markets Inc
Jefferies LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per-ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             ADSs.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A. The address of Jefferies LLC is 520 Madison Avenue, New York, New York, 10022, U.S.A.

Our ADSs have been approved for listing on the NYSE under the trading symbol “XRF.”

We, all of our directors and officers, all of our existing shareholders and certain of our incentive share holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for any ordinary shares or ADS, together, the Locked-Up Securities;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Locked-Up Securities; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such swap or other arrangements.

•	make any demand for or exercise any right with respect to, any Locked-Up Securities.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	transactions relating to the Locked-Up Securities or other securities acquired in open market transactions after the completion of this offering;

•	transfers of Locked-Up Securities as a bona fide gift, and distributions of Locked-Up Securities or any security convertible into Locked-Up Securities to limited partners or stockholders of the locked up party, provided that in each case each donee or distributee shall sign and deliver a lock-up letter;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Locked-Up Securities, provided that (i) such plan does not provide for the transfer of Locked-Up Securities during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of the Locked-Up Securities may be made under such plan during the restricted period; or

•	transfers of Locked-Up Securities to any trust for the direct or indirect benefit of the locked up party or the immediate family of the locked up party, provided that (i) the trustee of the trust or the transferee agrees to be bound in writing by the restrictions set forth herein, (ii) any such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act, reporting a reduction or increase in the beneficial ownership of Locked-Up Securities, shall be required or shall be voluntarily made during the restricted period.

The representatives of the underwriters, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.

In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved              percent of the ADSs to be offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or Class A ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or Class A ordinary shares in the Cayman Islands.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore

This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Canada

The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, NYSE listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	10,070
NYSE listing fee
Financial Industry Regulatory Authority Inc. filing fee		15,500
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Fangda Partners. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Rapid Finance Limited as of December 31, 2014 and December 31, 2015, and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, PRC.

The section in this prospectus entitled “Our Industry” is based in part upon, and summaries elsewhere in this prospectus attributed to Oliver Wyman are based upon, information either compiled or produced by Oliver Wyman and are included on reliance upon the authority of that firm as an expert, although Oliver Wyman has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Oliver Wyman and Oliver Wyman has authorized that portions of the prospectus be attributed to it. The registered business address of Oliver Wyman is 1166 6th Ave, New York, NY 10036.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA RAPID FINANCE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of China Rapid Finance Limited (the “Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 7, 2016, except for the effects of the revision discussed in Note 2(z) to the consolidated financial statements, as to which the date is September 19, 2016

CHINA RAPID FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2014	2015
	US$	US$
Assets
Cash and cash equivalents	5,813	25,045
Restricted cash	5,218	11,890
Investments held for trading	3,182	2,848
Loans receivable, net of allowance for loan losses US$206 thousand and US$112 thousand as of December 31, 2014 and 2015, respectively	10,490	637
Safeguard Program receivable	10,284	6,798
Receivables, prepayments and other assets	3,490	16,899
Property equipment and software, net	2,822	4,155

Total assets	41,299	68,272

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Liabilities:
Borrowings	1,884	—
Safeguard Program payable	16,605	18,555
Accrued liabilities	10,410	23,553
Income tax payable	2,079	2,018
Deferred revenue	628	781

Total liabilities	31,606	44,907

Commitments and contingencies (Note 16)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2014 and 2015)	6,220	6,508
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2014 and 2015)	31,890	33,511
Series C preferred shares (US$0.0001 par value; nil and 1,728,989 shares issued and outstanding as of December 31, 2014 and 2015)	—	44,931

Total mezzanine equity	38,110	84,950

Shareholders’ (deficit) equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,110,302 and 16,266,841 shares issued and outstanding as of December 31, 2014 and 2015, respectively	2	2
Accumulated other comprehensive income	1,505	972
Accumulated deficit	(29,924)	(62,559)

Total shareholders’ deficit	(28,417)	(61,585)

Total liabilities, mezzanine equity and shareholders’ deficit	41,299	68,272

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	39,631	60,281	62,535
Other revenue	929	1,027	946

	40,560	61,308	63,481

Provision for loan losses	(133)	(580)	(3,924)
Business related taxes and surcharges	(2,288)	(2,960)	(3,424)

Net revenue	38,139	57,768	56,133

Operating expense:
Servicing expenses	(4,187)	(7,465)	(13,484)
Sales and marketing expenses	(16,726)	(27,347)	(34,182)
General and administrative expenses	(12,995)	(23,739)	(36,030)

Total operating expenses	(33,908)	(58,551)	(83,696)

Other income (expense):
Other income (expense), net	851	1,267	(2,456)

Profit (loss) before income tax expense	5,082	484	(30,019)
Income tax expense	(1,332)	(353)	(7)

Net profit (loss)	3,750	131	(30,026)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(1,292)
Allocation of net profit to participating preferred shareholders	(735)	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(33,227)

Net profit (loss)	3,750	131	(30,026)
Foreign currency translation adjustment, net of nil tax	142	1	(533)

Comprehensive income (loss)	3,892	132	(30,559)

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	15,977,212	16,084,124	16,232,433
Diluted	17,506,132	16,084,124	16,232,433
Earnings (loss) per share attributable to ordinary shareholders
Basic	0.04	(0.11)	(2.05)
Diluted	0.04	(0.11)	(2.05)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Number of share outstanding	Amount
		US$	US$	US$	US$	US$
Balance as of December 31, 2012	15,852,398	2	—	1,362	(29,731)	(28,367)

Share-based compensation	—	—	51	—		51
Vesting of incentive shares	144,075	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(51)	—	(279)	(330)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	(2,066)	(2,066)
Foreign currency translation adjustments	—	—	—	142	—	142
Net profit	—	—	—	—	3,750	3,750

Balance as of December 31, 2013	15,996,473	2	—	1,504	(28,326)	(26,820)

Share-based compensation	—	—	180	—	—	180
Vesting of incentive shares	113,829	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(180)	—	(108)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	(1,621)	(1,621)
Foreign currency translation adjustments	—	—	—	1	—	1
Net profit	—	—	—	—	131	131

Balance as of December 31, 2014	16,110,302	2	—	1,505	(29,924)	(28,417)

Share-based compensation	—	—	592	—	—	592
Vesting of incentive shares	156,539	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(288)	—	—	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(304)	—	(1,317)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(1,292)	(1,292)
Foreign currency translation adjustments	—	—	—	(533)	—	(533)
Net loss	—	—	—		(30,026)	(30,026)

Balance as of December 31, 2015	16,266,841	2	—	972	(62,559)	(61,585)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities:
Net profit (loss)	3,750	131	(30,026)
Adjustments to reconcile net profit (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	133	580	3,924
Depreciation	345	800	1,016
Fair value changes of investments held for trading	(204)	(339)	(887)
Share-based compensation	51	180	592
Loss on extinguishment of convertible promissory note	—	—	2,232
Accretion of convertible promissory note	—	—	843
Change in fair value of the derivatives	—	—	688
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	1,162	(5,233)	(1,029)
Investments held for trading	(2,714)	120	1,094
Loans receivable	(2,414)	(7,465)	5,598
Receivables, prepayments and other assets	(1,620)	357	(4,319)
Accrued liabilities	5,377	2,759	3,086
Income tax payable	758	351	60
Deferred revenue	300	92	194

Net cash provided by/(used in) operating activities	4,924	(7,667)	(16,934)

Cash flows from investing activities:
Purchase of property, equipment and software	(1,546)	(2,087)	(2,697)

Net cash used in investing activities	(1,546)	(2,087)	(2,697)

Cash flows from financing activities:
Proceeds from borrowings	—	3,137	—
Repayment of borrowings	—	(1,250)	(1,833)
Proceeds from issuance of convertible redeemable preferred shares	—	—	11,920
Payment of convertible redeemable preferred shares issuance costs	—	—	(1,243)
Proceeds from issuance of convertible promissory notes	—	—	32,800
Payment of redemption of convertible promissory notes	—	—	(2,500)

Net cash provided by financing activities	—	1,887	39,144

Effect of exchange rate changes on cash and cash equivalents	317	(266)	(281)

Net increase/(decrease) in cash and cash equivalent	3,695	(8,133)	19,232
Cash and cash equivalents at beginning of year	10,251	13,946	5,813

Cash and cash equivalents at end of year	13,946	5,813	25,045

Supplemental disclosure of cash flow information
Cash paid for income taxes	48	10	2
Cash paid for interest	—	43	281
Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	96	—	117
Accretion on convertible redeemable preferred shares to redemption value	2,396	1,909	3,201
Conversion of convertible promissory notes to Series C convertible redeemable preferred shares	—	—	31,908

(1)	The majority of the Safeguard Program assets and liabilities (namely, restricted cash, Safeguard Program receivable and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Year Ended December 31,
	2013	2014	2015
Increase in restricted cash for Safeguard Program	26,631	50,583	76,121
Decrease in restricted cash for Safeguard Program	(20,683)	(58,259)	(69,107)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology “PST”, automated decisioning technology “ADT”, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of over one hundred data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomicile its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s ordinary shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization.

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of December 31, 2015, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LL (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro-credit”)	100	%(1)	May 8, 2012	Qinghai, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including a subsidiary held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group. Upon the formation of the subsidiary, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit was provided by the Group;

•	The Group has the all rights and obligations as if it is the direct shareholder;

•	The nominee shareholders hold the equity interest in it on behalf of the Group;

•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and

•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for loan losses, valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive income (loss).

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit in the consolidated financial statements. The exchange rates used for translation on December 31, 2013, 2014 and 2015 were US$1.00= RMB6.0969, RMB6.1190 and RMB6.4936, respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2014 and 2015.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks and third-party payment companies, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g) Restricted cash

Restricted cash represents funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program.

(h) Investments held for trading

Investments held by the Group were issued by financial institutions and have a variable rate of return that is indexed to the performance of underlying assets. The Group initially records these investments at cost, which approximates its fair value at inception and subsequently records these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

(i) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, investments held for trading, loans receivable, Safeguard Program receivable, receivables, prepayments and other assets, accrued liabilities, Safeguard Program payable and borrowings. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of borrowings and Safeguard Program receivable/payable approximate their fair values as the interest rates applied reflect the current quoted market yield for comparable borrowings (Level 2 inputs). The Group reports investments held for trading at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income (loss) based on the quoted closing price of the securities on the reporting date (Level 1 inputs).

The following tables set forth the Group’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in US$ thousands):

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments held for trading	3,182	—	—	3,182

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments held for trading	2,848	—	—	2,848

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. The fair value of the Group’s Level 3 financial assets are measured using the discounted cashflow from the financial assets based on the indicative interest rates as stated in the contracts with financial institutions. The discount rate adopted is the pervasive interest rate in the market.

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the Year Ended December 31,
	2014	2015
Beginning	90	—
Purchases	30	—
Disposal	(120)	—
Fair value of conversion option of 2015 Notes issued	—	2,724
Change in fair value	—	688
Settlement of conversion option upon exercise	—	(3,412)

Ending	—	—

Fair value movements of the Level 3 financial assets during the year ended December 31, 2014 were insignificant.

The Group did not have any instruments that were measured at fair value on a non-recurring basis as of December 31, 2014 and 2015.

(j) Loans receivable, net

Loans receivable represents loan amounts due from customers of the Group’s micro-credit lending business, under which the Group provides direct loans to individuals. The Group has the intent and the ability to hold such loans receivable for the foreseeable future or until maturity or payoff. Loans receivable is recorded at unpaid principal balances, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio mainly consists of personal loans with the term periods ranging from 7 days to 3 years.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis. For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. The Company evaluates and adjusts its allowance for loan losses on a quarterly basis or more often as necessary.

The Group writes off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

The Group sells certain loans to third-party purchasers and retains servicing rights. The Group accounts for the loan sales in accordance with ASC Topic 860, Transfers and Servicing. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

1.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors.

2.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets.

3.	The transferor does not maintain effective control of the transferred assets.

(k) Interest receivable

Interest on loans receivable, is accrued and recognized as income when earned. Accrual of interest is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal (e.g. when the loans have been past due by 90 days). Subsequent recognition of income for loans in non-accrual status occurs only to the extent payment is received, subject to the management’s assessment of the collectability of the remaining interest and principal. Loans are restored to an accrual status when they are no longer delinquent and collectability of interest and principal is probable.

(l) Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, equipment and software is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life	Estimated residual value
Vehicles	5 years	5%
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3-5 years	5%
Software	5 years	nil
Leasehold improvements	Lesser of the lease terms or the estimated useful lives of the assets	nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment and software is the difference between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of comprehensive income (loss).

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2013, 2014 and 2015.

(n) Safeguard Program

The Group maintains a Safeguard Program for the benefit of marketplace investors using its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid from the Safeguard Program to an investor when the borrower does not repay as scheduled, and any outstanding principal shall be paid from the Safeguard Program to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. The Group’s obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and it is not liable for any unpaid interest or principal. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. The Group’s obligation under the Safeguard Program to make payments at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the Safeguard Program. Generally, contracts entered into prior to November 2013 do not specify the amounts to be contributed to the Safeguard Program, so a receivable is not recorded. Contracts entered into after November 2013 generally do specify the amounts to be contributed to the Safeguard Program and, thus, receivables were recorded.

At loan inception, the Group determines the Safeguard Program contributions based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The Group gathers information to assess each borrower’s risk profile and assigns an application score, determined using the Group’s proprietary scoring technology, to all of its borrowers. These borrowers are then grouped into different categories based on the application score assigned for which the Group develops an estimated default rate based on actual historical loss experience of each score category. An ultimate loss rate is estimated for each loan based on this method, taking into account of any appropriate fine-tuning as necessary. The Safeguard Program liability at loan inception is determined based on the expected loss rate resulted. The Group regularly reviews the borrower’s risk profile, actual loss rate of each score category and relevant economic factors to ensure the estimation are kept up-to-date. Consequently, the contribution percentages are updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the probability of losses of the loans covered by the Safeguard Program. Once the contribution percentages are determined at loan inception, no adjustment can be made subsequently. A majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. Approximately 1% to 2% of subsequent loan repayments are segregated into a restricted cash account.

The Group maintains a Safeguard Program for the benefits of the borrowers and investors of lifestyle loans on its marketplace. The investors may choose whether or not they wish to opt into the program. Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program receivables are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the order of default date until the restricted cash balance goes to nil, even though there may still be investors covered by the Safeguard Program. Taking into account of the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2014 and 2015, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the Safeguard Program in relation to the existing loans is estimated to be US$17,714 thousand and US$18,635 thousand respectively. The approximate term of the Safeguard Program was 22 months, 20 months, and 18 months as of December 31, 2013, 2014, 2015, respectively. A summary of the Company’s Safeguard Program payable movement activities is presented below:

	For the Year Ended December 31,
	2014	2015
	(US$’000)	(US$’000)
Opening balance	22,446	16,605
Liability arising from new business	32,076	54,537
Net payouts during the year	(37,833)	(50,319)
Release on expiration	(3,770)	(10,362)
Contingent liability	3,783	8,985
Foreign exchange gains	(97)	(891)

Ending balance	16,605	18,555

(o) Revenue recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Marketplace lending services—Lifestyle loans

The Group generates transaction and service fees by providing marketplace lending services to the users of its lending marketplace. The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”); and,

c)	management of the Safeguard Program.

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the marketplace lending transactions contain the following multiple elements: loan matching; loan repayment services and the Safeguard Program. The Group has determined that both marketplace investors and borrowers are its customers. It receives payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loan from both the marketplace investors and borrowers is allocated to the Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan.

Marketplace lending services—Consumption loans

The Group, through Haidong CRF Micro-credit, launched Consumption loans at the beginning of 2015. These are short-term loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB6,000 (approximately US$900). The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”).

The Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the marketplace investor and the borrower. The Group has determined that the Consumption loan transactions contain the following two elements: loan matching and loan repayment services, both of which are provided to the marketplace investor, who is considered the Group’s customer for Consumption loans. Although the Group provides loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, the Group recognizes service fees relating to Consumption loans upon repayment by the borrowers.

The following table summarizes the Group’s transaction and service fees (net of customer acquisition incentive) recognized for lifestyle loans and consumption loans during the year ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Lifestyle loans	39,631	60,281	60,469
Consumption loans (net of customer acquisition incentive)	—	—	2,066

Transaction and service fees, net	39,631	60,281	62,535

Incentives to investors

In order to incentivize investors, the Group provides incentives to marketplace investors, who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Group to recover such shortfall.

Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before deduction of customer acquisition incentives.

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Gross billings on transaction and service fee
—Lifestyle loans	39,631	60,281	60,469
—Consumption loans	—	—	5,554

Total	39,631	60,281	66,023

Customer acquisition incentive
—deducted from Consumption loan revenue	—	—	3,488
—recognized in Sales and marketing expenses	—	—	3,588

Total	—	—	7,076

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive income (loss).

(p) Servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Group’s data verification centers, which perform credit assessment and account management services.

(q) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from a customer, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$82 thousand, US$284 thousand and US$757 thousand for the years ended December 31, 2013, 2014 and 2015 respectively.

(r) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative and research and development personnel, rental, professional service fees, and other expenses. Research and development expenses were US$601 thousand, US$1,007 thousand and US$2,332 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

(s) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

(t) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

(u) Government grants

From time to time, the Group receives government grants in the PRC from various levels of local governments which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on the use of the funds. Accordingly, the government grants are recorded as other income in the consolidated statement of comprehensive income (loss) in the period the subsidy is received.

(v) Taxation

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(w) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and vesting of incentive shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(x) Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(y) Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The Group is currently evaluating the method of adoption and the impact ASU 2014-09 will have on the Group’s consolidated financial position, results of operations, cash flows, and disclosures.

In July 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2014-12 is not expected to have significant impact on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a significant impact on the Group’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis,” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. The adoption of ASU 2015-02 is not expected to have a significant impact on the Group’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Group is currently evaluating the method of adoption and the impact ASU 2016-01 will have on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the method of adoption and the impact ASU 2016-02 will have on the Group’s consolidated financial statements.

(z) Revision to previously issued financial statements

These financial statements as of and for the year ended December 31, 2015 are being revised to correct misstatements related to: (1) the accounting for customer acquisition incentive payments to investors for consumption loans, and (2) the accounting for issuance costs related to the Company’s issuance of Series C preferred shares. As previously reported, the Company had deferred the amount of incentives paid to investors that were in excess of cumulative revenue, amounting to US$1,629 thousand, as a prepayment. The Company has revised the accounting treatment to record this excess amount as an expense in the period incurred as discussed in Note 2(o) and Note 2(q). Further, the Company has revised its financial statements to record the issuance costs related to the issuance of Series C preferred shares, amounting to US$1,179 thousand, which was omitted in the previously issued financial statements. The Company also revised the convertible redeemable preferred shares activities as presented in Note 13.

The impact of these revisions on the previously issued consolidated financial statements are reflected in the following table:

	As at December 31, 2015
	As Previously Reported	Adjustments		As Revised
	US$’000	US$’000		US$’000
Consolidated Balance Sheets
Receivables, prepayments and other assets	18,528	(1,629	)(1)	16,899
Total assets	69,901	(1,629)		68,272
Accrued liabilities	22,374	1,179	(2)	23,553
Total liabilities	43,728	1,179		44,907
Series C preferred shares	46,044	(1,113	)(2)	44,931
Total mezzanine equity	86,063	(1,113)		84,950
Accumulated other comprehensive income	923	49	(1)	972
Accumulated deficit	(60,815)	(1,744	)(3)	(62,559)
Total shareholders’ deficit	(59,890)	(1,695)		(61,585)
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	69,901	(1,629)		68,272

	For the year ended December 31, 2015
	As Previously Reported	Adjustments		As Revised
	US$’000	US$’000		US$’000
Consolidated Statements of Comprehensive Loss
Transaction and service fee (net of customer acquisition incentive)	60,625	1,910	(1)	62,535
Net revenue	54,223	1,910		56,133
Sales and marketing expenses	(30,594)	(3,588	)(1)	(34,182)
Total operating expenses	(80,108)	(3,588)		(83,696)
Loss before income tax expense	(28,341)	(1,678	)(3)	(30,019)
Net loss	(28,348)	(1,678)		(30,026)
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,226)	(66	)(2)	(1,292)
Net loss attributable to ordinary shareholders	(31,483)	(1,744)		(33,227)
Foreign currency translation adjustment, net of nil tax	(582)	49	(1)	(533)
Comprehensive loss	(28,930)	(1,629	)(3)	(30,559)
Loss per share attributable to ordinary shareholders
—Basic	(1.94)	(0.11)		(2.05)
—Diluted	(1.94)	(0.11)		(2.05)

	For the year ended December 31, 2015
	As Previously Reported	Adjustments		As Revised
	US$’000	US$’000		US$’000
Consolidated Statements of Changes in Shareholders’ Deficit
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,226)	(66	)(2)	(1,292)
Foreign currency translation adjustments	(582)	49	(1)	(533)
Net loss	(28,348)	(1,678	)(3)	(30,026)
Balance as of December 31, 2015—accumulated deficit	(60,815)	(1,744)		(62,559)
Balance as of December 31, 2015—total shareholders’ deficit	(59,890)	(1,695)		(61,585)

	For the year ended December 31, 2015
	As Previously Reported	Adjustments		As Revised
	US$’000	US$’000		US$’000
Consolidated Statements of Cash Flows
Net loss	(28,348)	(1,678	)(3)	(30,026)
Changes in operating assets and liabilities:
Accrued liabilities	1,408	1,678		3,086

(1)	Represents the adjustment to record the amount of incentives paid to investors that were in excess of cumulative revenue as sales and marketing expenses, rather than prepayment, in the period incurred, and the related impact on foreign currency translation adjustment.
(2)	Represents the adjustment to accrue for the issuance costs related to the issuance of Series C preferred shares at the time of issuance, and the impact on subsequent accretion to redemption value.
(3)	Represents the net impact to accumulated deficit, loss before income tax expense, net loss and comprehensive loss of the above adjustments.

In addition, the Company revised the disclosure in Note 2(o)—Revenue Recognition—Incentives to Investors to reflect the revised accounting policy.

3. Loans receivable, net

Loans receivable consist of the following:

	As of December 31,
	2014	2015
	US$’000	US$’000
Personal loans	10,696	749

Allowance for loan losses
Individually assessed	(101)	(107)
Collectively assessed	(105)	(5)

Allowance for loan losses	(206)	(112)

Loans receivable, net	10,490	637

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and generally do not have collateral. The interest rates of these loans ranged between 15.6%~25.4%, 15.6%~25.4% and 15.6%~23.9% for the years ended December 31, 2013, 2014 and 2015, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group sold loans receivable in the amount of US$8,891 thousand to independent third parties during the year ended December 31, 2015 (2014: US$7,426 thousand), which is net of US$481 thousand of allowance for loan losses (2014: US$310 thousand).

The activity in the allowance for loan losses for the years ended December 31, 2014 and 2015 consisted of the following:

	For the year ended December 31,
	2014	2015
	US$’000	US$’000
Beginning balance	136	206
Provisions	580	3,924
Write-offs	(200)	(3,537)
Release of allowance related to loans receivable sold	(310)	(481)

Ending balance	206	112

The following table represents the aging of loans as of December 31, 2014 and 2015 (US$’000):

	1-89 days past due	90-179 days past due	180-365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2014	31	39	122	34	226	10,470	10,696

December 31, 2015	54	52	115	35	256	493	749

Loans receivable amounting to US$195 thousand and US$202 thousand as of December 31, 2014 and 2015, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2014	2015
	US$’000	US$’000
Funds held by third party payment companies(1)	—	9,694
Prepayments and deposits	1,851	3,293
Employee advances	954	1,391
Loans receivable due from employees(2)	165	1,135
Accrued initial public offering related costs	—	417
Accounts receivable	71	31
Others	449	938

	3,490	16,899

(1)	The Group has accounts with third party payment companies to facilitate the transfer of loan funds between to marketplace investors and borrowers for its marketplace lending service. The balance of funds held by third party payment companies mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors.
(2)	The Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. As of December 31, 2014 and 2015, these loans carry monthly interest up to 1.5%.

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2014	2015
	US$’000	US$’000
Leasehold improvements	1,322	2,234
Computer and electronic equipment	2,298	2,142
Vehicle	622	1,789
Office furniture and equipment	331	558
Software	99	298

Total	4,672	7,021
Less: Accumulated depreciation	(1,850)	(2,866)

Property, equipment and software, net	2,822	4,155

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 was US$345 thousand, US$800 thousand and US$1,016 thousand, respectively.

6. Borrowings

	As of December 31,
	2014	2015
	US$’000	US$’000
Short-term bank borrowing	1,634	—
Loan due to a related party	250	—

	1,884	—

In November 2014, one of the Group’s subsidiaries entered into a loan agreement with a commercial bank for a principal amount of US$1,634 thousand, which was guaranteed by the Group’s subsidiaries China Risk Finance LL (China) Co., Ltd and CRF Finance Lease Co., Ltd. This short-term bank borrowing bore an interest rate at 8.5% per annum and was repaid in November 2015. The agreement does not contain any restrictive loan covenant.

In May 2014, the Company entered into loan agreements with several shareholders of the Company for a total principal amount of US$1,500 thousand. US$1,250 thousand of these loans were repaid in August 2014 together with interest in the amount of US$42.5 thousand and the balance of US$250 thousand together with interest in the amount of US$23 thousand were repaid in February 2015. These loans were used as capital injection into one of the Group’s subsidiaries in the PRC.

7. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan of US$2,063 thousand, US$4,010 thousand and US$6,687 for the years ended December 31, 2013, 2014 and 2015, respectively.

8. Accrued liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2014	2015
	US$’000	US$’000
Funds payable to marketplace customers(1)	—	9,108
Payroll and related liabilities	6,325	6,080
Other tax payable	2,854	4,818
Professional service fee accruals	666	1,388
Customer acquisition incentive payables	—	958
Others	565	1,201

	10,410	23,553

(1)	The balance of payable mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors.

9. Other income (expense), net

Other income (expense), net consists of the following:

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Loss on extinguishment of convertible promissory notes	—	—	(2,232)
Interest expenses	—	(80)	(1,201)
Changes in fair value of the derivatives	—	—	(688)
Fair value changes of investments held for trading	204	339	887
Government grants	464	864	597
Interest income	211	75	144
Others	(28)	69	37

	851	1,267	(2,456)

10. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

USA

China Risk Finance LLC (before the our Reorganization) and our subsidiaries China Capital Finance LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore not subject to tax. In August 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2013		2014		2015
	US$’000		US$’000		US$’000
Profit (loss) before income tax expenses	5,082		484		(30,019)

Income tax at statutory rates in the PRC	1,271	25%	121	25%	(7,504)	25%
Non-deductible expenses	152	3%	288	60%	2,239	(11%)
Different tax rates in other jurisdictions	92	2%	232	48%	283	(1%)
Change in valuation allowance	(183)	(4%)	(288)	(60%)	4,975	(17%)

Income tax expense/Effective tax rate	1,332	26%	353	73%	7	(0%)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2014	2015
	US$’000	US$’000
Deferred tax assets:
Accruals for payroll and other costs	1,302	41
Allowance for loan losses	52	28
Net operating loss carry forwards	1,346	7,843
Deferred revenue and other temporary difference	433	445

Subtotal	3,133	8,357
Less: valuation allowance	(3,055)	(8,030)

Total deferred tax assets, net	78	327

	As of December 31,
	2014	2015
	US$’000	US$’000
Deferred tax liabilities:
Fair value changes of investments held for trading	(78)	(327)

Total deferred tax liabilities	(78)	(327)

Net deferred tax assets	—	—

Movement of valuation allowance

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Balance at beginning of the year	3,526	3,343	3,055
Current year addition	—	—	4,975
Current year reversal	(183)	(288)	—

Balance at end of the year	3,343	3,055	8,030

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the net deferred tax assets as of December 31, 2013, 2014 and 2015, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2015, the Group had net operating tax loss carry forwards amounted to US$31,372 thousand which will expire from 2016 to 2020 if not used.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions.

11. Ordinary shares

In July 2004, China Risk Finance LLC was formed as a limited liability company in Delaware, USA with issuance of 12,623,530 ordinary shares at nil par value.

In connection with the Group’s Reorganization completed in August 2015, all of China Risk Finance LLC’s ordinary shares and preferred shares were exchanged for equal amounts of ordinary shares and preferred shares of China Rapid Finance Limited with equivalent rights and preferences. The par value for each ordinary share and preferred share of China Rapid Finance Limited is US$0.0001.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2014 and 2015, the Company has 16,110,302 ordinary shares (including 2,463,242 vested incentive shares) and 16,266,841 ordinary shares (including 2,619,781 vested incentive shares) outstanding, respectively.

12. Convertible promissory notes

On February 20, 2015, the Company issued convertible promissory notes in the aggregated principal amount of US$2,500,000 to a third party investor with non-compounding interest at 12% per annum, maturing six months after the issuance date (the “Initial Notes”). From February 21, 2015 through June 25, 2015, the Company issued convertible promissory notes in the aggregate principal amount of US$30,300,000 to several third party investors with non-compounding interest at 8% per annum, maturing one year after their respective issuance dates (the “Subsequent Notes”). The Initial Notes and Subsequent Notes are collectively referred to as the 2015 Notes.

Under the agreements, following the closing of the Company’s Series C convertible redeemable preferred shares (the “Series C Shares”) placement, the holders of 2015 Notes may (i) convert the outstanding principal plus accrued interest of the 2015 Notes into the Company’s Series C Shares or (ii) redeem them for cash in the amount of the outstanding principal plus accrued interest of the 2015 Notes. Alternatively, the 2015 Notes will automatically convert into the ordinary shares of the Company upon completion of a Qualified Public Offering as discussed in Note 13 of these consolidated financial statements. For the Initial Notes, conversion will be made at the conversion price of 94% of the Series C Shares issuance price or 94% of the Qualified Public Offering issuance price as applicable, respectively. For the Subsequent Notes, conversion will be made at the conversion price of 90% of the Series C Shares issuance price or 90% of the Qualified Public Offering issuance price as applicable, respectively. The conversion option was bifurcated from the host contract and accounted for separately as a derivative and measured at fair value.

On July 1, 2015, following the Company’s placement of Series C Shares, the conversion option into Series C Shares was exercised by holders of the Subsequent Notes, resulting in an extinguishment loss of US$2,232 thousand. The Initial Note, including interest, was redeemed by its holder for US$2,660 thousand on August 31, 2015.

13. Redeemable convertible preferred shares

From November 2005 through December 2005, the Company issued 4,912,934 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$0.73276 per share for cash of US$3,600 thousand and incurred issuance cost of US$117 thousand.

From December 2006 through May 2008, the Company issued 14,084,239 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$1.43854 per share for cash of US$20,261 thousand and incurred issuance cost of US$1,144 thousand.

From July 2015 through December 2015, the Company issued 1,728,989 shares of Series C convertible redeemable preferred shares (the “Series C shares”) for US$26.64 per share for cash of US$11,920 thousand, and the conversion of US$30,731 thousand Subsequent Notes previously issued at a conversion price per share of US$23.98. In connection with the offering of the Series C Shares, the Company incurred issuance costs of US$1,243 thousand.

The Series A, B and C shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a public offering of the Company’s shares wherein the price paid by the public for each share shall be at least US$26.64 per share and net proceeds are at least US$50,000 thousand immediately following the public offering (the “Qualified Public Offering”).

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid ratably on the outstanding Preferred Shares (on an as converted to common stock basis) and the ordinary shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into ordinary shares at the same applicable conversion price.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company’s article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, dissolution or winding-up of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company.

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series C Shares shall rank senior to Series B Shares, Series B Shares shall rank senior to Series A Shares, and Series A Shares shall rank senior to ordinary shares.

The holders of Series C Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series C Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C Shares then held by such holder, and (b) Series C Shares’ pro rata share of all amounts being distributed if such Series C Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series C Liquidation Value”).

The holders of Series B Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series B Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B Shares then held by such holder, and (b) Series B Shares’ pro rata share of all amounts being distributed if such Series B Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series B Liquidation Value”).

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

Redemption

At any time on or after October 17, 2013, for Series A Shares and Series B Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding, the Company shall redeem all of the respective outstanding Preferred Shares in that series. The redemption prices of Series A Shares and B Shares are equal to the Series B Liquidation Value and Series A Liquidation Value calculated as of the closing date for such redemption, respectively.

At any time on or after July 1, 2020, if requested by a majority holders of Series C Shares then outstanding, the Company shall redeem all of the outstanding Series C Shares. The redemption prices of Series C Shares are equal to the Series C Liquidation Value calculated as of the closing date for such redemption. In addition, no other class or series of capital stock shall be redeemable prior and in preference to the Series C Shares without the written consent of a majority holders of Series C Shares.

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2013, 2014 and 2015. The accretion of Preferred Shares was US$2,396 thousand, US$1,909 thousand and US$3,135 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2013, 2014 and 2015 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000		US$’000
Balance as of January 1, 2013	4,912,934	5,602	14,084,239	28,203	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	330	—	2,066	—	—

Balance as of December 31, 2013	4,912,934	5,932	14,084,239	30,269	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621	—	—

Balance as of December 31, 2014	4,912,934	6,220	14,084,239	31,890	—	—
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	1,728,989	43,639
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621	—	1,292

Balance as of December 31, 2015	4,912,934	6,508	14,084,239	33,511	1,728,989	44,931

14. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan (“Plan”) under which the Company reserved certain ordinary shares as incentive shares for the issuance of incentive awards to employees and individual advisors who render services to the Group. As of December 31, 2015, the Company’s total approved incentive shares available for grants under the Plan was the lesser of (a) 9,499,144 and (b) ten percent of the outstanding ordinary shares equivalents, which shall include any equity or debt interest or security, including ordinary shares, convertible into or exchangeable for ordinary shares, (ii) any right, warrant or option to acquire any ordinary shares of the Company and (iii) any convertible or exchangeable equity or debt interest or security that is convertible or exchangeable for ordinary shares of the Company.

Summary of the incentive shares activities under the Company’s Incentive Shares Plan for the year ended December 31, 2013. 2014 and 2015 is presented below:

	Number of incentive shares	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares as of January 1, 2013	614,449	0.0590
Granted	1,284,118	0.0918
Vested	(144,075)	0.0466
Forfeited	(54,927)	0.0825

Non-vested incentive shares as of December 31, 2013	1,699,565	0.0841
Granted	899,600	0.8561
Vested	(113,829)	0.0301
Forfeited	(213,000)	0.5429

	Number of incentive shares	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares as of December 31, 2014	2,272,336	0.3494
Granted	753,500	3.3840
Vested	(156,539)	0.7048
Forfeited	(591,201)	0.5669

Non-vested incentive shares as of December 31, 2015	2,278,096	1.2723

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The Company recognized share-based compensation expense for incentive shares of US$51 thousand, US$180 thousand and US$592 thousand as “general and administrative expenses” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015, there were US$101 thousand, US$466 thousand and US$2,264 thousand in total unrecognized compensation expense related to incentive shares respectively, which is expected to be recognized over a weighted-average period of 3.5, 3.2 and 2.8 years, respectively.

The grant date fair value of each incentive share is calculated using a binomial option pricing model by the Company. The fair value of each incentive share grant was estimated on the date of grant with the following assumptions:

	For the Year Ended December 31,
	2014	2015
Expected volatility	66.61%	49.72%
Risk-free interest rate (per annum)	4.29%	3.44%
Expected dividend yield	0.00%	0.00%
Expected forfeiture rate (post-vesting)	0.00%	0.00%

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares. The Company has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

15. Earnings (loss) per share

Basic and diluted net earnings (loss) per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
	(in thousands, except per share data)
Net profit (loss):	3,750	131	(30,026)
Accretion on Series A preferred shares redemption value	(330)	(288)	(288)
Accretion on Series B preferred shares redemption value	(2,066)	(1,621)	(1,621)
Accretion on Series C preferred shares redemption value	—	—	(1,292)
Allocation to preferred shareholders	(735)	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(33,227)

	For the Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
	(in thousands, except per share data)
Numerator:
Net profit (loss) attributable to ordinary shareholders—basic	619	(1,778)	(33,227)
Net profit (loss) attributable to ordinary shareholders—dilutive	619	(1,778)	(33,227)
Denominator:
Weighted average number of ordinary shares outstanding—basic	15,977,212	16,084,124	16,232,433
Potential dilutive shares:
—Unvested incentive shares	1,528,920	—	—

Weighted average number of ordinary shares outstanding—diluted	17,506,132	16,084,124	16,232,433

Earnings (loss) per share attributable to ordinary shareholders
—Basic	0.04	(0.11)	(2.05)

—Diluted	0.04	(0.11)	(2.05)

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The following ordinary share equivalents were excluded from the computation of diluted net earnings (loss) per share for the periods presented because including them would have been anti-dilutive:

	As of December 31,
	2013	2014	2015
Series A, B and C preferred shares outstanding	18,997,173	18,997,173	20,726,162
Unvested incentive shares	—	2,155,192	1,966,706

Total	18,997,173	21,152,365	22,692,868

16. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations (US$’000)	10,928	6,172	4,632	124

The Group recorded rental expense of US$2,479 thousand, US$3,943 thousand and US$5,972 thousand in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2013, 2014 and 2015, respectively.

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program, as of December 31, 2013, 2014 and 2015.

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2015, the Group is not a party to any material legal or administrative proceedings.

17. Subsequent events

The Group evaluated subsequent events through March 7, 2016.

On January 6, 2016, the Company issued additional 8,258 shares of Series C redeemable convertible preferred shares to an investor for US$26.64 per share and the total cash consideration received was US$220 thousand.

On January 15, 2016, the Company’s board of directors and shareholders have approved that, immediately upon completion of the IPO, the authorized share capital of the Company shall be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising initially of 450,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, provided always that the directors of the Company may, in their absolute discretion and without the approval of the shareholders, create and designate out of the unissued shares of the Company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the directors may determine, which is effective conditional and immediately upon the completion of the Initial Public Offering (“IPO”) of the Company.

On January 15, 2016, the Company’s board of directors and shareholders have approved that immediately upon completion of the IPO, 1) all ordinary shares and preferred shares held by persons other than the individual founders of the Company holding greater than 1% of the Company’s equity on January 15, 2016 shall be converted on a one-for-one basis to Class A ordinary shares, and 2) all ordinary shares and all preferred shares held by the individual founders of the Company holding greater than 1% of the Company’s equity on January 15, 2016 shall be converted on a one-for-one basis to Class B ordinary shares.

On January 15, 2016, the Company’s board of directors and shareholders have approved that 1) all previously granted and forfeited non-vested incentive shares of the Company shall be deemed issued and outstanding from January 1, 2016; 2) immediately upon completion of the Company’s IPO, all non-vested incentive shares of the Company held by persons other than the individual founders of the Company holding greater than 1% of the Company’s equity on January 15, 2016 shall be converted on a one-for-one basis into Class A ordinary shares, provided always that such Class A ordinary shares shall be subject to the terms and conditions set forth in the incentive share agreements entered into between the Company and the holders of such incentive shares; 3) immediately upon completion of the IPO, all non-vested incentive shares of the Company held by individual founders of the Company holding greater than 1% of the Company’s equity on January 15, 2016 shall be converted on a one-for-one basis into Class B ordinary shares, provided always that such Class B ordinary shares shall be subject to the terms and conditions set forth in the incentive share agreement entered into between the Company and the holders of such incentive shares.

On January 15, 2016, the Company adopted 2016 Equity Incentive Plan (the “2016 Plan”), which is effective on the same date. Under the 2016 Plan, the Company is authorized to issue maximum 9,499,144 ordinary shares for the grant of inventive stock options, nonstatutory stock option, restricted stock, stock appreciation right, restricted stock units, performance units, performance shares, and other stock based awards, for the purpose of providing incentive to employees, directors and consultants of the Company.

Subsequent financing (Unaudited)

From April 2016 through May 2016, the Company issued unsecured convertible promissory notes to several investors in the aggregated principal amount of US$2,176,413 (the “2016 Notes”). The outstanding principal balance of the 2016 Notes shall be deemed to have borne interest at an annual rate of 15% (but in no event less than 5%) until the date of the Preferred Share Conversion, Qualified Offering Conversion or Automatic Conversion (as defined below), as the case may be; provided, however, that such rate shall be no less than 5%. The 2016 Notes may be prepaid with no penalty at any time at the election of the Company.

Upon the closing of a subsequent private placement of the Company’s Series C Shares (a “Preferred Share Conversion”), the 2016 Notes will automatically convert into Series C Shares or any subsequent series of preferred shares upon the closing of such private placement of such subsequent series of preferred shares (a “Preferred Share Conversion”). A Preferred Share Conversion will be made at a conversion price equal of the preferred share issuance price. If following the Preferred Share Conversion, but prior to the first year anniversary of the 2016 Notes, the Company completes a closing of a private placement of additional preferred shares (“Additional Preferred Shares”) with preferences or rights superior to those of the preferred shares issued in the Preferred Share Conversion, the holders of the preferred shares issued in the Preferred Share Conversion shall be entitled to converted the preferred shares it received up on the Preferred Share Conversion such preferred shares into such number of Additional Preferred Shares that the holders would have received had the 2016 Notes converted into Additional Preferred Shares upon the closing of the private placement of the Additional Preferred Shares.

Alternatively, the outstanding principal plus accrued interest of the 2016 Notes will automatically convert into Series C Shares immediately before a Qualified Public Offering (a “Qualified Offering Conversion”), which and Qualified Offering Conversions will be made at the price per share of US$26.64. If no Preferred Share Conversion or Qualified Offering Conversion occurs on the first year anniversary of the date of 2016 Notes, the outstanding principal plus accrued interest the 2016 Notes shall automatically convert into Series C Shares at a price per share of US$26.64 (an “Automatic Conversion”).

On August 5, 2016, the Company issued an additional 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 per share in the form of a promissory note with an aggregate principal amount of US$20,000 thousand. On August 25, 2016, Dr. Zhengyu (Zane) Wang entered into a definitive agreement with a third party whereby he agreed to exchange such Series C redeemable convertible preferred shares for the RMB equivalent of US$20,000 thousand, and pursuant thereto he placed such Series C redeemable convertible preferred shares in escrow pending the final closing.

Amendments to the Company’s Memorandum and Articles of Association (Unaudited)

On July 18, 2016, the Company amended and restated its Memorandum and Articles of Association and the amendments were mainly related to conversion of Series C redeemable convertible preferred shares. The Group is currently evaluating the accounting impact of these amendments and restatement to the Company’s Memorandum and Articles of Association.

18. Unaudited pro forma balance sheets and loss per share

Immediately prior to the completion of the Company’s IPO, all of the preferred shares held by the existing shareholders will be automatically converted into Class A ordinary shares on a one-for-one basis. The ordinary shares that held by the three individual founders of the Company holding greater than 1% of the Company’s equity on January 15, 2016 will be re-designated as Class B ordinary shares, while the ordinary shares held by all other shareholders of the Company will be re-designated as Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting right. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share.

Unaudited pro forma balance sheet information as of December 31, 2015 assumes the re-designation of all outstanding ordinary shares into Class A and Class B ordinary shares and automatic conversion of all of the outstanding preferred shares into Class A ordinary shares at a conversion ratio of 1:1 as described in Note 12, as if the conversion had occurred as of December 31, 2015.

Unaudited pro forma basic and diluted net income (loss) per share is presented assuming the re-designation of all outstanding ordinary shares and automatic conversion of all of the outstanding preferred shares into Class A and Class B ordinary shares at a conversion ratio of 1:1 as described in Note 12 occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

December 31, 2015
US$
(in thousands, except per share data)
Numerator
Net loss attributable to ordinary shareholders	(33,227)
Add back accretion on convertible redeemable preferred shares to redemption value	3,201

Numerator for pro forma basic and diluted loss per share	(30,026)

Denominator:
Weighted average number of ordinary shares outstanding	16,232,433
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	4,912,934
Pro forma adjustment for Preferred Series B Shares	14,084,239
Pro forma adjustment for Preferred Series C Shares	753,589

Denominator for pro forma basic and diluted loss per share	35,983,195
Pro forma loss per share attributable to ordinary shareholders:
—Basic	(0.83)

—Diluted	(0.83)

19. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2013, 2014 and 2015, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was US$14,152 thousand, or 54% of the Group’s total consolidated net assets as of December 31, 2015.

20. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”

and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries” and the profit (loss) of the subsidiaries is presented as “share of profit (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014 and 2015.

Parent Company Balance Sheets

	As of December 31,
	2014	2015
	US$’000	US$’000
Assets
Cash and cash equivalents	109	11,856
Amounts due from subsidiaries and other related parties	3,158	19,070
Investments in subsidiaries	10,391	—

Total assets	13,658	30,926

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	22	1,201
Amounts due to subsidiaries	3,943	250
Deficit in subsidiaries	—	4,481

Total liabilities	3,965	5,932

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2014 and 2015)	6,220	6,508
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2014 and 2015)	31,890	33,511
Series C preferred shares (US$0.0001 par value; nil and 1,728,989 shares issued and outstanding as of December 31, 2014 and 2015)	—	44,931

Total mezzanine equity	38,110	84,950

Shareholders’ deficit:
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,110,302 and 16,266,841 shares issued and outstanding as of December 31, 2014 and 2015, respectively	2	2
Accumulated other comprehensive income	1,505	923
Accumulated deficit	(29,924)	(60,881)

Total shareholders’ deficit	(28,417)	(59,956)

Total liabilities, mezzanine equity and shareholders’ deficit	13,658	30,926

Parent Company Statements of comprehensive income (loss)

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Operating expenses
General and administrative expenses	(588)	(505)	(1,056)

Loss from operations	(588)	(505)	(1,056)
Share of profits (loss) of subsidiaries	4,338	694	(23,292)

Other expense:
Loss on extinguishment of convertible promissory notes	—	—	(2,232)
Interest expense	—	(58)	(1,080)
Changes in fair values of the derivatives	—	—	(688)

Net profit (loss)	3,750	131	(28,348)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,621)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(1,292)
Allocation of net profit to participating preferred shareholders	(735)	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(31,549)

Net profit (loss)	3,750	131	(28,348)
Foreign currency translation adjustment, net of nil tax	142	1	(533)

Comprehensive income (loss)	3,892	132	(28,881)

Parent Company Statements of cash flows

	For the Year Ended December 31,
	2013	2014	2015
	US$’000	US$’000	US$’000
Net cash (used in)/provided by operating activities	(139)	4,407	(18,653)
Net cash used in investing activities	—	(4,500)	(9,000)
Net cash provided by financing activities	—	—	39,400

Net (decrease)/increase in cash and cash equivalents	(139)	(93)	11,747
Cash and cash equivalents at beginning of year	341	202	109

Cash and cash equivalents at end of year	202	109	11,856

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	US$	US$	US$ Pro forma (Note 17)
Assets
Cash and cash equivalents	25,045	5,939	5,939
Restricted cash	11,890	8,841	8,841
Investments held for trading	2,848	2,707	2,707
Loans receivable, net of allowance for loan losses US$112 thousand and US$123 thousand as of December 31, 2015 and June 30, 2016, respectively	637	797	797
Safeguard Program receivable	6,798	5,693	5,693
Receivables, prepayments and other assets	16,899	13,606	13,606
Property equipment and software, net	4,155	5,349	5,349

Total assets	68,272	42,932	42,932

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Liabilities:
Safeguard Program payable	18,555	14,794	14,794
Accrued liabilities	23,553	15,204	15,204
Income tax payable	2,018	1,993	1,993
Deferred revenue	781	594	594
Convertible promissory notes	—	2,166	2,166

Total liabilities	44,907	34,751	34,751

Commitments and contingencies (Note 15)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2015 and June 30, 2016, and nil outstanding on a pro forma basis as of June 30,2016)	6,508	6,652	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2015 and June 30, 2016, and nil outstanding on a pro forma basis as of June 30,2016))	33,511	34,321	—
Series C preferred shares (US$0.0001 par value; 1,728,989 and 1,737,247 shares issued and outstanding as of December 31, 2015 and June 30, 2016, and nil outstanding on a pro forma basis as of June 30, 2016)	44,931	46,974	—

Total mezzanine equity	84,950	87,947	—

Shareholders’ (deficit)/equity:
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,266,841 and 16,483,934 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively	2	2	4
Additional paid-in capital	—	—	87,945
Accumulated other comprehensive income	972	1,374	1,374
Accumulated deficit	(62,559)	(81,142)	(81,142)

Total shareholders’ (deficit)/equity	(61,585)	(79,766)	8,181

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	68,272	42,932	42,932

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	28,286	27,164
Other revenue	470	657

	28,756	27,821

Provision for loan losses	(3,840)	(11)
Business related taxes and surcharges	(1,571)	(767)

Net Revenue	23,345	27,043

Operating expense:
Servicing expenses	(6,389)	(7,036)
Sales and marketing expenses	(18,140)	(13,995)
General and administrative expenses	(17,675)	(21,669)

Total operating expenses	(42,204)	(42,700)
Other expense:
Other expense, net	(717)	(506)

Loss before income tax expense	(19,576)	(16,163)
Income tax expense	—	—

Net loss	(19,576)	(16,163)
Accretion on Series A convertible redeemable preferred shares to redemption value	(144)	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	(810)	(810)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	(1,823)

Net loss attributable to ordinary shareholders	(20,530)	(18,940)

Net loss	(19,576)	(16,163)
Foreign currency translation adjustment, net of nil tax	(134)	402

Comprehensive loss	(19,710)	(15,761)

Weighted average number of ordinary shares used in computing net loss per share
Basic	16,174,492	16,375,388
Diluted	16,174,492	16,375,388
Loss per share attributable to ordinary shareholders
Basic	(1.27)	(1.16)
Diluted	(1.27)	(1.16)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ DEFICIT

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of share outstanding	Amount
		US$	US$	US$	US$	US$
Balance as of December 31, 2014	16,110,302	2	—	1,505	(29,924)	(28,417)

Share-based compensation	—	—	229	—	—	229
Vesting of incentive shares	135,353	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(144)	—	—	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(85)	—	(725)	(810)
Foreign currency translation adjustments	—	—	—	(134)	—	(134)
Net loss	—	—	—	—	(19,576)	(19,576)

Balance as of June 30, 2015	16,245,655	2	—	1,371	(50,225)	(48,852)

Balance as of December 31, 2015	16,266,841	2	—	972	(62,559)	(61,585)

Share-based compensation	—	—	357	—	—	357
Vesting of incentive shares	217,093	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(144)	—	—	(144)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(213)	—	(597)	(810)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(1,823)	(1,823)
Foreign currency translation adjustments	—	—	—	402	—	402
Net loss	—	—	—	—	(16,163)	(16,163)

Balance as of June 30, 2016	16,483,934	2	—	1,374	(81,142)	(79,766)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	US$	US$
Cash flows from operating activities:
Net loss	(19,576)	(16,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan losses	3,840	11
Depreciation	545	631
Fair value changes of investments held for trading	(774)	83
Share-based compensation	229	357
Accretion of convertible promissory note	843	—
Change in fair value of the derivatives	688	—
Change in fair value of the convertible promissory note	—	10
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	(136)	566
Investments held for trading	1,075	—
Loans receivable	5,503	(192)
Receivables, prepayments and other assets	(11,774)	1,311
Accrued liabilities	7,178	(4,753)
Income tax payable	(7)	17
Deferred revenue	112	(172)

Net cash used in operating activities	(12,254)	(18,294)

Cash flows from investing activities:
Purchase of property, equipment and software	(980)	(1,991)

Net cash used in investing activities	(980)	(1,991)

Cash flows from financing activities:
Repayment of borrowings	(250)	—
Proceeds from issuance of convertible redeemable preferred shares	—	220
Payment of convertible redeemable preferred shares issuance costs	(371)	(1,488)
Proceeds from issuance of convertible promissory notes	32,800	2,176

Net cash provided by financing activities	32,179	908

Effect of exchange rate changes on cash and cash equivalents	543	271

Net increase/(decrease) in cash and cash equivalent	19,488	(19,106)
Cash and cash equivalents at beginning of period	5,813	25,045

Cash and cash equivalents at end of period	25,301	5,939

Supplemental disclosure of cash flow information
Cash paid for income taxes	—	5
Cash paid for interest	23	—
Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	42	91
Accretion on convertible redeemable preferred shares to redemption value	954	2,777

(1)	The majority of the safeguard program assets and liabilities (namely, restricted cash, Safeguard Program receivable and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
Increase in restricted cash for Safeguard Program	30,678	47,971
Decrease in restricted cash for Safeguard Program	(32,890)	(50,802)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology “PST”, automated decisioning technology “ADT”, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of over one hundred data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomiclie its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s ordinary shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization.

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of June 30, 2016, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LLC (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro-credit”)	100	%(1)	May 8, 2012	Qinghai, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the interim period financial information and with the instructions to Rule 10-01 of Regulation S-X.

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim period condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim period unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The condensed consolidated balance sheet at December 31, 2015 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2015.

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including a subsidiary held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group. Upon the formation of the subsidiary, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit was provided by the Group;

•	The Group has the all rights and obligations as if it is the direct shareholder;

•	The nominee shareholders hold the equity interest in it on behalf of the Group;

•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and

•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for loan losses, valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive loss.

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit in the consolidated financial statements. The exchange rates used for translation on December 31, 2015 and June 30, 2016 were US$ 1.00= RMB6.4936 and 6.6312, respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2015 and June 30, 2016, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the year ended December 31, 2015 and the six months ended June 30, 2016.

(f) Restricted cash

Restricted cash represents funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program.

(g) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, investments held for trading, loans receivable, Safeguard Program receivable, receivables, accrued liabilities, Safeguard Program payable and borrowings. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of the Safeguard Program receivable/payable approximate their fair values because as of balance sheet dates the duration of these balances are mostly current. The Group reports investments held for trading at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss based on the quoted closing price of the securities on the reporting date (Level 1 inputs).

The following tables set forth the Group’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in US$ thousands):

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments held for trading	2,848	—	—	2,848

	June 30 , 2016
	Level 1	Level 2	Level 3	Total
Investments held for trading	2,707	—	—	2,707
Convertible promissory notes	—	—	2,166	2,166

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. The fair value of the Group’s Level 3 financial assets are measured using the discounted cashflow from the financial assets based on the indicative interest rates as stated in the contracts with financial institutions. The discount rate adopted is the pervasive interest rate in the market.

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the Six Months end June 30,
	2015	2016
Beginning balance	—	—
Fair value of conversion option of 2015 Notes issued	2,724	—
Issuance of 2016 Notes	—	2,176
Change in fair value	688	(10)

Ending balance	3,412	2,166

The Group did not have any financial instruments that were measured at fair value on a non-recurring basis as of December 31, 2015 or June 30, 2016.

(h) Safeguard Program

The Group maintains a Safeguard Program for the benefit of marketplace investors using its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. In general, any unpaid interest shall be paid from the Safeguard Program to an investor when the borrower does not repay as scheduled, and any outstanding principal shall be paid from the Safeguard Program to an investor if the loan remains delinquent for more than 180 days. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the Safeguard Program. The Safeguard Program contributions are generally not refunded even if there is no loan default.

At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Default payments to investors can only be made from the Safeguard Program when there are sufficient funds available. The Group’s obligation under the Safeguard Program to make payments is limited to the amount of the restricted cash at any point in time and it is not liable for any unpaid interest or principal. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the safeguard program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. The liability is reversed only when the Company is released from the underlying risk and not ratably over the term. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. The Group’s obligation under the Safeguard Program to make payments at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the safeguard program. Generally, contracts entered into prior to November 2013 do not specify the amounts to be contributed to the Safeguard Program, so a receivable is not recorded. Contracts entered into after November 2013 generally do specify the amounts to be contributed to the Safeguard Program and, thus, receivables were recorded.

At loan inception, the Group determines the Safeguard Program contributions based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The Group gathers information to assess each borrower’s risk profile and assigns an application score, determined using the Group’s proprietary scoring technology, to all of its borrowers. These borrowers are then grouped into different categories based on the application score assigned for which the Group develops an estimated default rate based on actual historical loss experience of each score category. An ultimate loss rate is estimated for each loan based on this method, taking into account of any appropriate fine-tuning as necessary. The Safeguard Program liability at loan inception is determined based on the expected loss rate resulted. The Group regularly reviews the borrower’s risk profile, actual loss rate of each score category and relevant economic factors to ensure the estimation are kept up-to-date. Consequently, the contribution percentages are updated regularly to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of losses of the loans covered by the Safeguard Program. Once the contribution percentages are determined at loan inception, no adjustment can be made subsequently. A majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments, which are collected from investors at an annualized rate of approximately 1% to 2% of loan principal, are segregated into a restricted cash account.

Investors who opt into the Safeguard Program bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent cash receipts from Safeguard Program receivables are exhausted. The Safeguard Program is payable on a first-loss basis. Payouts from the Safeguard Program are made to investors in the order of default date until the restricted cash balance goes to nil, even though there may still be investors covered by the Safeguard Program. Taking into account of the available funds in the Safeguard Program and all future Safeguard Program contributions from existing loans, as of December 31, 2015 and June 30, 2016, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the safeguard program in relation to the existing loans is estimated to be US$18,635 thousand and US$15,186 thousand, respectively. The approximate term of the Safeguard Program was 18 months as of December 31, 2015 and June 30, 2016.

A summary of the Company’s Safeguard Program payable movement activities is presented below:

	Six Months ended June 30, 2015	Six Months ended June 30, 2016
	US$’000	US$’000
Opening balance	16,605	18,555
Liability arising from new business	16,556	35,521
Net payouts during the year	(33,083)	(50,802)
Release on expiration	(5,590)	(4,740)
Contingent liability	16,262	16,609
Foreign exchange (gains)/losses	12	(349)

Ending balance	10,762	14,794

(i) Revenue recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Marketplace lending services—Lifestyle loans

The Group generates transaction and service fees by providing marketplace lending services to the users of its lending marketplace. The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”); and,

c)	the Safeguard Program.

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the P2P marketplace lending transactions contain the following multiple elements: loan matching; loan repayment services and the Safeguard Program. The Group has determined that both marketplace investors and borrowers are its customers. It receives payments from borrowers at loan inception and from marketplace investors over the term of the loan. In the case of loans for which investors have opted into the Safeguard Program, a portion of the amount received on such loan from both the marketplace investors and Safeguard Program in accordance with ASC Topic 460, Guarantees at fair value, including a margin. The remaining amount from investors is allocated to loan matching and loan repayment services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available. However, as the revenue for both of these services is recognized upon repayments, there would be no impact to timing or the amount of revenue recognized if the amounts were allocated. Accordingly, the use of any best estimated selling price for these two services is not necessary.

Transaction revenue is recognized for loan matching from borrowers at loan inception. Revenue earned from investors for loan matching and loan repayment services is recognized over the term of the loan as cash is received. Revenue from management of the Safeguard Program is recognized ratably over the term of the loan. These revenue are recorded as ‘Transaction and service fees (net of customer acquisition incentive)’ in the income statement. Value-added tax is recorded as a reduction of transaction and service fee when billed and amounted to US$ nil and US$1,140 thousand for the six months ended June 30, 2015 and 2016. This amount is included in gross billings on transaction and service fee.

Marketplace lending services—Consumption loans

The Group, through Haidong CRF Micro-credit, launched Consumption loans at the beginning of 2015. These are short-term P2P loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB6,000 (approximately US$900). The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “loan repayment services”).

The Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the marketplace investor and the borrower. The Group has determined that the Consumption loan transactions contain the following two elements: loan matching and loan repayment services, both of which are provided to the marketplace investor, who is considered the Group’s customer for Consumption loans. Although the Group provides loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, the Group recognizes service fees relating to Consumption loans upon repayment by the borrowers.

The following table summarizes the Group’s transaction and service fees (net of customer acquisition incentive) recognized for lifestyle loans and consumption loans during the six months ended June 30, 2015 and 2016:

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	US$’000	US$’000
Lifestyle loan	28,130	25,950
Consumption loans (net of customer acquisition incentive)	156	1,214

Transaction and service fees, net	28,286	27,164

Incentives to investors

In order to incentivize investors, the Group provides incentives to marketplace investors who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Group to recover such shortfall.

Gross billings on transaction and service fee is defined as transaction and service fee billed to customers before deduction of customer acquisition incentives.

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	US$’000	US$’000
Gross billings on transaction and service fee
—Lifestyle loans	28,130	26,988
—Consumption loans	2,050	3,308

Total	30,180	30,296

Customer acquisition incentive
—deducted from Consumption loan revenue	1,894	1,992
—recognized in sales and marketing expenses	3,588	—

Total	5,482	1,992

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive loss.

(j) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from a customer, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$246 thousand and US$186 thousand for the six months ended June 30, 2015 and 2016, respectively.

(k) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative and research and development personnel, renal, professional services fees, and other expenses. Research and development expenses were US$1,081 thousand and US$1,567 thousand for the six months ended June 30, 2015 and 2016, respectively.

3. Loans receivable, net

Loans receivable consist of the following:

	As of
	December 31, 2015	June 30, 2016
	US$’000	US$’000
Personal loans	749	920

Allowance for loan losses
Individually assessed	(107)	(121)
Collectively assessed	(5)	(2)

Allowance for loan losses	(112)	(123)

Loans receivable, net	637	797

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and generally do not have collateral. The interest rates of these loans ranged between 15.6%~23.9% and 15.6%~17.9% for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group sold loans receivable in the amount of US$8,510 thousand to independent third parties during the six months ended June 30, 2015, which is net of US$446 thousand of allowance for loan losses. The Group did not sell any loans receivable for the six months ended June 30, 2016.

The activity in the allowance for loan losses in the six months ended June 30, 2015 and 2016 consisted of the following:

	June 30, 2015	June 30, 2016
	US$’000	US$’000
Beginning balance	206	112
Provisions	3,840	11
Write-offs	(3,490)	—
Release of allowance related to loans receivable sold	(446)	—

Ending balance	110	123

The following table represents the aging of loans as of December 31, 2015 and June 30, 2016 (US$’000):

	1-89 days past due	90-179 days past due	180-365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2015	54	52	115	35	256	493	749

June 30, 2016	100	20	157	32	309	611	920

Loans receivable amounting to US$202 thousand and US$209 thousand as of December 31, 2015 and June 30, 2016, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of
	December 31, 2015	June 30, 2016
	US$’000	US$’000
Funds held by third party payment companies(1)	9,694	7,807
Prepayments and deposits	3,293	3,477
Employee advances	1,391	1,155
Accrued initial public offering related costs	417	408
Accounts receivable	31	342
Loans receivable due from employees(2)	1,135	116
Others	938	301

	16,899	13,606

(1)	The Group has accounts with third party payment companies to facilitate the transfer of loan funds between to marketplace investors and borrowers for its P2P marketplace lending services. The balance of funds held by third party payment companies mainly includes: (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans market place investors.
(2)	The Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. As of December 31, 2015 and June 30, 2016, these loans carry monthly interest up to 1.5%.

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of
	December 31, 2015	June 30, 2016
	US$’000	US$’000
Computer and electronic equipment	2,142	3,410
Leasehold improvements	2,234	2,453
Vehicles	1,789	1,789
Software	298	648
Office furniture and equipment	558	546

Total	7,021	8,846
Less: Accumulated depreciation	(2,866)	(3,497)

Property, equipment and software, net	4,155	5,349

Depreciation expenses for the six months ended June 30, 2015 and 2016 was US$545 thousand and US$631 thousand, respectively.

6. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan of US$2,189 thousand and US$2,368 thousand for the six months ended June 30, 2015 and 2016 respectively.

7. Accrued liabilities

Accrued liabilities consist of the following:

	As of
	December 31, 2015	June 30, 2016
	US$’000	US$’000
Funds payable to marketplace customers(1)	9,108	5,714
Other tax payable	4,818	3,675
Payroll and related liabilities	6,080	2,584
Customer acquisition cost	958	1,972
Professional service fee accruals	1,388	374
Others	1,201	885

	23,553	15,204

(1)	The balance of payable mainly includes (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans marketplace investors.

8. Other expense, net

Other expense, net consists of the following:

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30,2016
	US$’000	US$’000
Foreign exchange gain (loss)	97	(441)
Interest expenses	(1,073)	—
Changes in fair value of the derivatives	(688)	—
Government grants	94	56
Fair value changes of investments held for trading	775	(83)
Interest income on bank deposits	69	22
Changes in fair value of the convertible promissory note	—	10
Other income (expense)	9	(70)

	(717)	(506)

9. Taxation

As of December 31, 2015 and June 30, 2016, the Group has incurred net accumulated operating losses of US$7,843 thousand and US$10,641 thousand, respectively for income tax purposes. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets of US$8,030 thousand and US$10,923 thousand as of December 31, 2015 and June 30, 2016, respectively.

10. Ordinary shares

In July 2004, China Risk Finance LLC was formed as a limited liability company in Delaware, USA with issuance of 12,623,530 ordinary shares at nil par value.

In connection with the Group’s Reorganization completed in August 2015, all of China Risk Finance LLC’s ordinary shares and preferred shares were exchanged for equal amounts of ordinary shares and preferred shares of China Rapid Finance Limited with equivalent rights and preferences. The par value for each ordinary share and preferred share of China Rapid Finance Limited is US$0.0001.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2015 and June 30, 2016, the Company has 16,266,841 ordinary shares (including 2,619,781 vested incentive shares) and 16,483,934 ordinary shares (including 2,836,874 vested incentive shares) outstanding, respectively.

11. Convertible promissory notes

On February 20, 2015, the Company issued convertible promissory notes in the aggregated principal amount of US$2,500,000 to a third party investor with non-compounding interest at 12% per annum, maturing six months after the issuance date (the “Initial Notes”). From February 21, 2015 through June 25, 2015, the Company issued convertible promissory notes in the aggregate principal amount of US$30,300,000 to several third party investors with non-compounding interest at 8% per annum, maturing one year after their respective issuance dates (the “Subsequent Notes”). The Initial Notes and Subsequent Notes are collectively referred to as the 2015 Notes.

Under the agreements, following the closing of the Company’s Series C convertible redeemable preferred shares (the “Series C Shares”) placement, the holders of 2015 Notes may (i) convert the outstanding principal plus accrued interest of the 2015 Notes into the Company’s Series C Shares or (ii) redeem them for cash in the amount of the outstanding principal plus accrued interest of the 2015 Notes. Alternatively, the 2015 Notes will automatically convert into the ordinary shares of the Company upon completion of a Qualified Public Offering as discussed in note 12 of these consolidated financial statements. For the Initial Notes, conversion will be made at the conversion price of 94% of the Series C Shares issuance price or 94% of the Qualified Public Offering issuance price as applicable, respectively. For the Subsequent Notes, conversion will be made at the conversion price of 90% of the Series C Shares issuance price or 90% of the Qualified Public Offering issuance price as applicable, respectively. The conversion option was bifurcated from the host contract and accounted for separately as a derivative and measured at fair value.

On July 1, 2015, following the Company’s placement of Series C Shares, the conversion option into Series C Shares was exercised by holders of the Subsequent Notes, resulting in an extinguishment loss of US$2,232 thousand. The Initial Note, including interest, was redeemed by its holder for US$2,660 thousand on August 31, 2015.

From April 2016 through May 2016, the Company issued unsecured convertible promissory notes to several investors in the aggregated principal amount of US$2,176,413 (the “2016 Notes”). The outstanding principal balance of the 2016 Notes shall be deemed to have borne interest at an annual rate of 15% (but in no event less than 5%) for the period from the date of issuance to the date before the Preferred Share Conversion, Qualified Offering Conversion or Automatic Conversion (as defined below), as the case may be an annual rate of 15%; provided, however, that such rate shall be no less than 5%. The 2016 Notes may be repaid with no penalty at any time at the election of the Company. Upon repayment in full of all outstanding principal, and all accrued and unpaid interest thereon, this 2016 Note shall be cancelled.

Upon the closing of subsequent private placement of the Company’s Series C Shares, the 2016 Notes will automatically convert into Series C Shares or any subsequent series of preferred shares (a “Preferred Share Conversion”). Preferred Share Conversion will be made at a conversion price equal of the preferred Share issuance price. If following the Preferred Share Conversion but prior to 1 year anniversary of the 2016 Notes, the Company completes a closing of a private placement of additional preferred shares (“Additional Preferred Shares”) with preference or rights superior to those the preferred shares issued in the Preferred Share Conversion, the holders shall be entitled to converted the preferred shares it received up on the Preferred Share Conversion into such number of Additional Preferred Shares that the holders would have received had the 2016 Notes converted into Additional Preferred Shares upon the closing of the private placement of the Additional Preferred Shares.

Alternatively, the outstanding principal plus accrued interest of the 2016 Notes will automatically convert into Series C Shares immediately before a Qualified Public Offering (a “Qualified Offering Conversion”) and Qualified Offering Conversions will be made at the price per share of US$26.64. If no Preferred Share Conversion or Qualified Offering conversion occurs on 1 year anniversary of the date of 2016 Notes, the outstanding principal plus accrued interest the 2016 Notes shall automatically convert into Series Shares at a price per share of US$26.64. (an “Automatic Conversion”).

12. Redeemable convertible preferred shares

From November 2005 through December 2005, the Company issued 4,912,934 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$0.73276 per share for cash of US$3,600 thousand and incurred issuance cost of US$117 thousand.

From December 2006 through May 2008, the Company issued 14,084,239 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$1.43854 per share for cash of US$20,261 thousand and incurred issuance cost of US$1,144 thousand.

From July 2015 through January 2016, the Company issued 1,737,247 shares of Series C convertible redeemable preferred shares (the “Series C shares”) for US$26.64 per share for cash of US$12,140 thousand, and the conversion of US$30,731 thousand Subsequent Notes previously issued at a conversion price per share of US$23.98. In connection with the offering of the Series C Shares, the Company incurred issuance costs of US$1,243 thousand.

The Series A, B and C shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a public offering of the Company’s shares wherein the price paid by the public for each share shall be at least US$26.64 per share and net proceeds are at least US$50,000 thousand immediately following the public offering (the “Qualified Public Offering”).

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid rateably on the outstanding Preferred Shares (on an as converted to common stock basis) and the ordinary shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into ordinary shares at the same applicable conversion price.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company’s article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, dissolution or winding-up of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company.

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series C Shares shall rank senior to Series B Shares, Series B Shares shall rank senior to Series A Shares, and Series A Shares shall rank senior to ordinary shares.

The holders of Series C Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series C Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C Shares then held by such holder, and (b) Series C Shares’ pro rata share of all amounts being distributed if such Series C Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series C Liquidation Value”).

The holders of Series B Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series B Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B Shares then held by such holder, and (b) Series B Shares’ pro rata share of all amounts being distributed if such Series B Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series B Liquidation Value”).

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

Redemption

At any time on or after October 17, 2013, for Series A Shares and Series B Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding, the Company shall redeem all of the respective outstanding Preferred Shares in that series. The redemption prices of Series A Shares and B Shares are equal to the Series B Liquidation Value and Series A Liquidation Value calculated as of the closing date for such redemption, respectively.

At any time on or after July 1, 2020, if requested by a majority holders of Series C Shares then outstanding, the Company shall redeem all of the outstanding Series C Shares. The redemption prices of Series C Shares are equal to the Series C Liquidation Value calculated as of the closing date for such redemption. In addition, no other class or series of capital stock shall be redeemable prior and in preference to the Series C Shares without the written consent of a majority holders of Series C Shares.

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2015 and 2016. The accretion of Preferred Shares was US$954 thousand and US$2,777 thousand for the six months ended June 30, 2015 and 2016, respectively.

The Company’s convertible redeemable preferred shares activities for the six months ended June 30, 2015 and 2016 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000		US$’000
Balance as of December 31, 2014	4,912,934	6,220	14,084,239	31,890	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	144	—	810	—	—

Balance as of June 30, 2015	4,912,934	6,364	14,084,239	32,700	—	—

Balance as of December 31, 2015	4,912,934	6,508	14,084,239	33,511	1,728,989	44,931
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	8,258	220
Accretion on convertible redeemable preferred shares to redemption value	—	144	—	810	—	1,823

Balance as of June 30, 2016	4,912,934	6,652	14,084,239	34,321	1,737,247	46,974

13. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan (“Plan”) under which the Company reserved certain ordinary shares as incentive shares for the issuance of incentive awards to employees and individual advisors who render services to the Group. As of June 30, 2016, the Company’s total approved incentive shares available for grants under the Plan was the lesser of (a) 9,499,144 and (b) ten percent of the outstanding ordinary shares equivalents, which shall include any equity or debt interest or security, including ordinary shares, convertible into or exchangeable for ordinary shares, (ii) any right, warrant or option to acquire any ordinary shares of the Company and (iii) any convertible or exchangeable equity or debt interest or security that is convertible or exchangeable for ordinary shares of the Company.

All of the Company’s outstanding incentive shares are equity-classified. Incentive shares granted to employees vest over three to five years of their continuous service starting from the grant date. All incentive shares are first granted to the grantees as unvested shares and are subject to a “reserved amount”, which shall be repaid to the Company upon the occurrence of certain events including disposal of incentive shares by the holders or the Company is involved in a merger or is liquidated. Incentive shares can only be sold by the holders of incentive shares after they are vested.

A summary of the incentive shares activities under the Company’s Incentive Shares Plan in the year of 2015 and the six months ended June 30, 2016 is presented below:

	Number of incentive shares	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares as of December 31, 2014	2,272,336	0.3494
Granted	753,500	3.3840
Vested	(156,539)	0.7084
Forfeited	(591,201)	0.5669

Non-vested incentive shares as of December 31, 2015	2,278,096	1.2723

Vested	(217,093)	0.3034
Forfeited	(47,893)	2.5499

Non-vested incentive shares as of June 30, 2016	2,013,110	1.3464

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The Company recognized share-based compensation expense for incentive shares of US$229 thousand and US$357 thousand as “general and administrative expenses” in the consolidated statements of comprehensive loss for the six months ended June 30, 2015 and 2016 respectively.

As of December 31, 2015 and June 30, 2016, there were US$2,264 thousand and US$1,838 thousand in total unrecognized compensation expense related to incentive shares, respectively, which is expected to be recognized over a weighted-average period of 2.8 and 2.46 years, respectively.

The grant date fair value of each incentive share is calculated using a binomial option pricing model by the Company. The fair value of each incentive share grant was estimated on the date of grant with the following assumptions:

For the Six Months Ended June 30, 2015
Expected volatility	49.72%
Risk-free interest rate (per annum)	3.44%
Expected dividend yield	0.00%
Expected forfeiture rate (post-vesting)	0.00%

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares. The Company has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

14. Loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2016
	US$	US$
	(in thousands, except per share data)
Net loss:	(19,576)	(16,163)
Accretion on Series A preferred shares redemption value	(144)	(144)
Accretion on Series B preferred shares redemption value	(810)	(810)
Accretion on Series C preferred shares redemption value	—	(1,823)

Net loss attributable to ordinary shareholders	(20,530)	(18,940)

Numerator:
Net loss attributable to ordinary shareholders—basic and dilutive	(20,530)	(18,940)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	16,174,492	16,375,388

Loss per share attributable to ordinary shareholders
—Basic and diluted	(1.27)	(1.16)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Group’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Group. For the six months ended June 30, 2015 and 2016, the two-class method was not used in computing basic and diluted loss per share as the Group was in a net loss position.

15. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

Operating lease obligation (US$’000)
Remainder of 2016	3,243
2017	4,252
2018	1,447
2019	282
Thereafter	139

Total	9,363

The Group recorded rental expense of US$2,680 thousand and US$3,456 thousand in the consolidated statements of comprehensive loss during the six months ended June 30, 2015 and June 30, 2016, respectively.

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the safeguard program, as of December 31, 2015 and June 30, 2016.

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of June 30, 2016, the Group is not a party to any material legal or administrative proceedings.

16. Subsequent events

The Group evaluated subsequent events through September 19, 2016.

On July 18, 2016, the Company amended and restated its Memorandum and Articles of Association and the amendments were mainly related to conversion of Series C shares. The Group is currently evaluating the accounting impact of these amendments and restatement to the Company’s Memorandum and Articles of Association.

On August 5, 2016, the Company issued an additional 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 in the form of a promissory note with an aggregate principal amount of US$20,000 thousand. On August 25, 2016, Dr. Zhengyu (Zane) Wang entered into a definitive agreement with a third party whereby he agreed to exchange such Series C redeemable convertible preferred shares for the RMB equivalent of US$20,000 thousand, and pursuant thereto he placed such Series C redeemable convertible preferred shares in escrow pending the final closing.

17. Unaudited pro forma balance sheets and loss per share

Immediately prior to the completion of the Company’s Initial Public Offerings (“IPO”), all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.

Unaudited pro forma balance sheet information as of June 30, 2016 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares at a conversion ratio of 1:1 as described in Note 12, as if the conversion had occurred as of June 30, 2016.

Unaudited pro forma basic and diluted net loss per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

Six Months Ended June 30, 2016
US$
(in thousands, except per share data)
Numerator
Net loss attributable to ordinary shareholders	(18,940)
Add back accretion on convertible redeemable preferred shares to redemption value	2,777

Numerator for pro forma basic and diluted loss per share	(16,163)

Denominator:
Weighted average number of ordinary shares outstanding	16,375,388
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	4,912,934
Pro forma adjustment for Preferred Series B Shares	14,084,239
Pro forma adjustment for Preferred Series C Shares	1,732,392

Denominator for pro forma basic and diluted net loss per share	37,104,953

Pro forma net loss per share attributable to ordinary shareholders:	(0.44)

The effects of all outstanding incentive shares have been excluded from the computation of pro forma diluted net loss per share for the six months ended June 30, 2016 as their effects would be anti-dilutive.

China Rapid Finance Limited

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreements filed as Exhibit 10.5 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of incentive shares to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

Convertible Note Sales

From February 21, 2015 through June 25, 2015, we issued and sold convertible promissory notes, or the Subsequent Notes, to 27 accredited investors in the aggregate principal amount of $30,300,000 with non-compounding interest at 8% per annum, $10,370,000 of which was issued to Broadline Capital XI LLC, $3,230,000 of which was issued to Broadline Capital XII LLC and the remaining portion was issued to other investors. The outstanding principal plus accrued interests on the Subsequent Notes was converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price set forth in the share purchase agreement of the Series C preferred share placement.

Series C Preferred Share Sales

On July 1, 2015, China Risk Finance LLC issued and sold 187,688 Series C preferred shares to Harvest Equity Company Limited, an accredited investor, at a price per share of US$26.64 and total consideration of $5,000,008.

From July 1, 2015 through October 12, 2015, immediately after the initial closing of the Series C preferred share placement, the holders of the Subsequent Notes exercised their right to convert into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price (at a conversion price per share of US$23.98), resulting in 1,281,541 Series C preferred shares being issued to the holders of the Subsequent Notes, including 439,841 Series C preferred shares being issued to Broadline Capital XI LLC and 135,245 Series C preferred shares being issued to Broadline Capital XII LLC. In a subsequent closing of such financing, China Rapid Finance Limited issued and sold 75,075 Series C preferred shares to one investor, an accredited investor, at a price per share of US$26.64 for total consideration of US$1,999,998.

On December 30, 2015, we issued and sold 184,685 Series C preferred shares to four investors at a price per share of $26.64 for total consideration of $4,920,017. Thereafter, on January 6, 2016, we issued and sold 8,258 Series C preferred shares to one investor at a price per share of $26.64 for total consideration of $220,000.

On August 5, 2016, we issued an additional 750,751 shares of Series C redeemable convertible preferred shares to Dr. Zhengyu (Zane) Wang at a price per share of US$26.64 in the form of a promissory note with an aggregate principal amount of US$20,000,000. On August 25, 2016, Dr. Zhengyu (Zane) Wang entered into a definitive agreement with a third party whereby he agreed to exchange such Series C redeemable convertible preferred shares for the RMB equivalent of US$20,000,000, and pursuant thereto he placed such Series C redeemable convertible preferred shares in escrow pending the final closing.

2016 Notes

From April 2016 through May 2016, we issued unsecured convertible promissory notes, or the 2016 Notes, to several investors in the aggregated principal amount of $2,176,413. The outstanding principal balance of the 2016 Notes bear interest at an annual rate of 15% (but in no event less than 5%) until the date of Preferred Share Conversion, Qualified Offering Conversion or Automatic Conversion (all as defined below), as the case may be. The 2016 Notes may be prepaid with no penalty at any time at our election.

Upon the closing of a subsequent private placement of our Series C preferred shares, or a Preferred Share Conversion, the 2016 Notes will automatically convert into Series C preferred shares or any subsequent series of preferred shares. A Preferred Share Conversion will be made at a conversion price equal of the preferred share issuance price. If following the Preferred Share Conversion, but prior to the first year anniversary of the 2016 Notes, we complete a closing of a private placement of additional preferred shares, or Additional Preferred Shares, with preferences or rights superior to those of the preferred shares issued in the Preferred Share Conversion, the holders of the preferred shares issued in the Preferred Share Conversion shall be entitled to convert such preferred shares into such number of Additional Preferred Shares that the holders would have received had the 2016 Notes converted into Additional Preferred Shares upon the closing of the private placement of the Additional Preferred Shares.

Alternatively, the outstanding principal plus accrued interest of the 2016 Notes will automatically convert into Series C preferred shares immediately before a Qualified Public Offering, or a Qualified Offering Conversion, which will be made at the price per share of $26.64. If no Preferred Share Conversion or Qualified Offering Conversion occurs on the first year anniversary of the date of 2016 Notes, the outstanding principal plus accrued interest the 2016 Notes shall automatically convert into Series C preferred shares at a price per share of $26.64.

Incentive Share Issuances

On January 31, 2015, we granted 718,500 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2019 and January 31, 2020.

On January 31, 2014, we granted 899,600 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2018 and January 31, 2019.

On January 31, 2013, we granted 1,192,000 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2017 and January 31, 2018.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on             , 2016.

China Rapid Finance Limited

By:
	Name:	Dr. Zhengyu (Zane) Wang
	Title:	Chief Executive Officer, Chairman and Executive Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dr. Zhengyu (Zane) Wang and Junqing (Kerry) Shen as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Name: Dr. Zhengyu (Zane) Wang	Chief Executive Officer, Chairman and Executive Director (principal executive officer)

Name: Junqing (Kerry) Shen	Chief Financial Officer (principal financial and accounting officer)

Name: Douglas L. Brown	Non-Executive Director

Name: Andrew Mason	Non-Executive Director

Name: Christopher Thorne	Non-Executive Director

Name: Joe Zhang	Non-Executive Director

Name: Bo Zhai	Non-Executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Rapid Finance Limited, has signed this Registration Statement or amendment thereto in on                     , 2016.

Authorized U.S. Representative

By:
Name:
Title:

CHINA RAPID FINANCE LIMITED

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant

3.2†	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.3†	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Specimen American Depositary Receipt

4.2**	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, dated as of , 2016 among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain other legal matters

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	Series C Preferred Share Purchase Agreement dated July 1, 2015

10.2†	Series C Preferred Share Purchase Agreement dated December 30, 2015

10.3†	Amended and Restated Investor Rights Agreement dated July 1, 2015

10.4†	Amended and Restated Registration Rights Agreement dated July 1, 2015

10.5†	2016 Equity Incentive Plan

10.6†	Form of Indemnification Agreement with Executive Officers and Directors

10.7†	Form of Advisory and Incentive Share Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2*	Consent of Maples and Calder

23.3	Consent of Haiwen & Partners (included in Exhibit 99.2)

23.4	Consent of Oliver Wyman Inc.

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Haiwen & Partners regarding certain PRC law matters

*	To be filed by amendment.
**	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates.
†	Previously filed.